FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Interim Consolidated Financial Statements as of 30 June 2005

Interim Consolidated Financial Information

CONSOLIDATED BALANCE SHEETS

in millions of euros	Note	June 30, 2005	January 1, 2005	Dec. 31, 2004 under IAS 32/39 format
Non-current assets
Intangible assets, net	13.1	1,941.2	1,921.0	1,921.0
Goodwill	12	6,021.6	5,322.3	5,322.3
Property, plant and equipment, net	14.1	23,257.5	21,976.3	21,976.3
Available-for-sale financial assets	16.1	2,313.5	2,222.6	1,548.1
Loans and receivables	16.2	1,806.2	1,888.7	1,389.7
Derivative financial instruments (including commodity derivatives)	16.3	1,879.1	1,072.9
Investments in associates	15.1	2,746.3	2,502.7	2,938.2
Other non-current assets	17	1,802.5	1,678.6	1,679.9
Deferred tax assets		732.9	867.3	641.6
Total non-current assets		42,500.8	39,452.4	37,417.1

Current assets
Available-for-sale financial assets	16.1		1,424.5	1,339.3
Derivative financial instruments (including commodity derivatives)	16.3	3,515.0	1,034.4
Loans and receivables	16.2	528.5	591.6	584.7
Trade and other receivables	16.5	9,708.9	9,732.5	9,732.7
Inventories		1,174.2	1,145.6	1,145.7
Other current assets	17	2,735.8	3,011.5	3,403.0
Short-term marketable securities	16.6	542.7	420.3	412.9
Cash and cash equivalents		8,757.5	6,886.2	6,911.3
Total current assets		26,962.6	24,246.6	23,529.6

Total Assets		69,463.4	63,699.0	60,946.7

Equity
Shareholders’ equity	18	9,447.9	8,116.8	7,921.8
Minority interests		5,669.2	5,135.6	5,086.0
Total equity		15,117.1	13,252.4	13,007.8

Non-current liabilities
Special concession accounts		1,474.0	1,449.0	1,449.0
Provisions	19	9,457.1	9,115.9	9,139.0
Long-term borrowings	20.1	15,726.3	16,708.7	16,251.3
Derivative financial instruments (including commodity derivatives)	20.2	1,578.4	600.7
Other financial liabilities	20.3	499.6	21.3	21.9
Other non-current liabilities	23	799.0	934.3	936.1
Deferred tax liabilities		851.2	1,025.5	907.3
Total non-current liabilities		30,385.6	29,855.5	28,704.6

Current liabilities
Provisions	19	1,731.4	1,848.8	1,868.4
Short-term borrowings	20.1	5,032.6	4,214.7	4,001.5
Derivative financial instruments (including commodity derivatives)	20.2	3,929.1	1,340.0
Trade and other payables		7,295.4	7,419.6	7,424.5
Other current liabilities	23	5,972.3	5,768.1	5,939.9
Total current liabilities		23,960.8	20,591.1	19,234.3

Total equity and liabilities		69,463.4	63,699.0	60,946.7

CONSOLIDATED INCOME STATEMENTS

In millions of euros	Note	First-half 2005	First-half 2004	Full-year 2004
Revenues		20,226.7	18,737.1	37,820.1

Other operating income		503.9	674.9	1,594.4
Purchases of supplies		(9,170.7)	(8,039.1)	(16,026.0)
Employee benefits costs		(3,994.0)	(3,852.0)	(7,805.5)
Depreciation and amortization expense	5	(912.1)	(938.8)	(1,793.7)
Other operating expenses		(4,582.4)	(4,659.4)	(10,060.4)
Operating income		2,071.4	1,922.7	3,728.8

Change in fair value of commodity derivatives instruments		(227.0)	0.0	0.0
Impairment	6	(174.4)	41.4	(265.0)
Restructuring costs	7	(66.5)	(15.2)	(79.9)
Disposals of investments and items of PPE	8	1,017.4	88.2	155.2
Income from ordinary activities		2,620.9	2,037.1	3,539.0

Financial loss	9	(132.7)	(582.5)	(1,052.9)

Income tax expense	10.1	(420.4)	(522.2)	(929.4)
Share in income of associates	15.1	302.9	255.9	281.0
Net income/(loss) from discontinued operations		0.0	690.9	716.4
Net income before minority interests		2,370.7	1,879.2	2,554.3

Minority interests		827.9	512.0	832.4
NET INCOME		1,542.8	1,367.2	1,721.8

Earnings per share		1.53	1.38	1.73

Diluted earnings per share		1.50	1.36	1.70

Diluted earnings per share from continuing operations		1.50	0.68	0.99

N.B.: On the three accounting periods, “Other operating income” (internal costs allocated to capitalized assets and expense transfers) must deducted from the corresponding charge accounts (“Purchases of supplies”, “Employee benefits costs” and / or “other operating”)

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of euros	Note	First-half 2005 IFRS	Full-year 2004 IFRS
Net income before minority interests		2,370.7	2,554.3

- Share in net income of associates	15.1	302.9	281.0
+ Dividends received from associates	15.1	210.6	531.6
- Depreciation, amortization and impairment		(1,078.1)	(1,925.4)
- Capital gains on disposals of assets (including provision reversal)	8	1,017.4	158.3
- Capital gains on discontinued operations		0.0	716.4
- Changes in fair value of commodity derivatives instruments		(227.0)	0.0
+ Other items with no cash impact		(17.8)	(22.8)
- Income tax	10	(420.4)	(929.4)
- Net financial expense		(132.7)	(1,052.9)
Gross cash flow before net financial expense and income tax		3,137.0	5,860.7
+ Income taxes paid	24.1	(493.7)	(729.3)
Changes in operating working capital requirement		280.8	(26.0)

Cash flow from operating activities		2,924.1	5,105.4

Acquisitions of property, plant and equipment and intangible assets		(1,422.9)	(2,184.0)
Acquisitions of entities net of cash and cash equivalents acquired		(378.8)	(520.0)
Acquisitions of available-for-sale securities		(100.5)	(159.6)
Disposals of property, plant and equipment and intangible assets		174.8	341.0
Disposals of entities net of cash balances of entities sold		1,254.6	1,598.5
Disposals of available-for-sale securities		188.8	733.0
Interest and dividends received on non-current financial assets (1)	24.2	168.4	242.4
Change in loans and receivables		47.6	(99.0)

Cash flow from (used in) investing activities		(68.0)	(47.7)

Dividends paid		(1,446.7)	(1,490.2)
Repayment of financial debt		(1,618.7)	(7,926.6)
Interest paid	24.2	(522.9)	(1,266.7)
Interest received on cash and cash equivalents	24.2	159.2	185.7
Increase in financial debt		2,220.1	2,114.0
Capital increase		97.3	318.4
Treasury stock movements		(10.6)	18.5

Cash flow from (used in) financing activities		(1,122.3)	(8,046.9)

Effect of changes in exchange rates, consolidation method and other		137.5	97.4

TOTAL CASH FLOW FOR THE PERIOD		1,871.3	(2,891.8)

CASH AT BEGINNING OF PERIOD		6,886.2	9,803.1

CASH AT PERIOD END		8,757.5	6,911.3

(1)	Comprising €88.0 millions of interests received and €80.4 millions of dividends received as at June 30, 2005, and €137.6 millions and €104.8 millions as at December 31, 2004 respectively.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in millions of euros	Number of shares	Share capital	Additional paid in capital	Consolidated reserves and net income	Fair value and other adjustments	Treasury stock	Cumulative translation adjustments	Shareholders’ equity	Minority interests	Total equity
Equity under French GAAP at December 31, 2003	1,007,679,806	2,015.3	6,470.1	1,021.7	0.0	(372.6)	(2,238.8)	6,895.7	4,847.2	11,742.9

Impact of first-time adoption of IFRS at January 1, 2004				(2,120.8)			2,238.8	118.0	335.0	453.0

Equity under IFRS at January 1, 2004	1,007,679,806	2,015.3	6,470.1	(1,099.1)	0.0	(372.6)	0.0	7,013.7	5,182.2	12,195.9

Changes in cumulative translation adjustments							(185.2)	(185.2)	45.9	(139.3)
Net income/(expense) recognized directly in equity		0.0	0.0	0.0	0.0	0.0	(185.2)	(185.2)	45.9	(139.3)
Net income for the period				1,722.3		(0.6)		1,721.7	832.4	2,554.2
Total recognized income and expense for the period		0.0	0.0	1,722.3	0.0	(0.6)	(185.2)	1,536.6	878.3	2,414.9
Conversion of bonds	4.222		0.1					0.1		0.1
Shares issued for employees and share-based payment schemes	12,781,358	25.6	151.7	17.8				195.1		195.1
Dividends paid				(859.1)		0.6		(858.5)	(631.7)	(1,490.2)
Net acquisitions of treasury shares				(1.8)		20.3		18.5		18.5
Other movements				16.6				16.6	(342.8)	(326.2)

Equity under IFRS at December 31, 2004	1,020,465,386	2,040.9	6,621.8	(203.2)	0.0	(352.3)	(185.2)	7,922.0	5,086.0	13,008.0

Impact of first-time adoption of IAS 32/39				(354.9)	619.3	(3.0)	(66.7)	194.7	49.6	244.3
Available-for-sale financial assets					(44.2)			(44.2)	42.9	(1.3)
Net investment hedge in foreign operations					(128.1)			(128.1)	(9.4)	(137.5)
Cash flow hedge					21.8			21.8	9.5	31.3
Deferred taxes					4.7			4.7	(4.5)	0.1
Changes in cumulative translation adjustments					16.9		663.9	680.8	59.2	740.0
Net income/(expense) recognized directly in equity		0.0	0.0	(354.9)	490.4	(3.0)	597.2	729.7	147.3	877.0
Net income for the period				1,542.8				1,542.8	827.9	2,370.7
Total recognized income and expense for the period		0.0	0.0	1,187.9	490.4	(3.0)	597.2	2,272.5	975.1	3,247.6
Conversion of bonds	1,576,672	3.2	20.8					23.9		23.9
Employee share issues and share-based payment schemes	2,031,921	4.1	30.0	12.7				46.7		46.7
Dividends paid				(806.7)				(806.7)	(639.9)	(1,446.7)
Net acquisitions of treasury shares						(10.6)		(10.6)		(10.6)
Other movements									248.0	248.0

Equity under IFRS at June 30, 2005	1,024,073,979	2,048.1	6,672.6	190.7	490.4	(365.9)	412.0	9,447.9	5,669.2	15,117.1

Notes to the Interim Consolidated Financial Information

NOTE -1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis used

Pursuant to the European regulation on International Accounting Standards of July 19, 2002, the Suez Group consolidated financial statements for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IAS/IFRS) adopted by the European Union that are applicable at that date.

In accordance with the recommendation issued by the Committee of European Securities Regulators in December 2003, the Group’s interim financial statements for the six months ended June 30, 2005 have been prepared based on the recognition and measurement principles applicable under the IASs/IFRSs endorsed by the European Union as of June 30, 2005 and on the specific accounting principles relating to concession arrangements described hereafter. As allowed under the said recommendation, the Group has elected to apply the rules applicable in France concerning disclosures to be provided in interim financial statements, as defined by article 221-5 of the General Regulations of the French securities regulator (Autorité des Marchés Financiers – AMF). The Group has not therefore applied IAS 34. The financial information provided in the interim financial statements at June 30, 2005 include:

•	Balance sheets dated June 30, 2005 and December 31, 2004.

•	Income statements for the six month periods ended June 30, 2005 and June 30, 2004, as well as for the year ended December 31, 2004.

•	Statements of changes in equity dated June 30, 2005 and December 31, 2004.

•	Cash flow statements for the six months period ended June 30, 2005 and for the year ended December 31, 2004.

•	The accompanying notes deemed appropriate by the Group.

In compliance with IFRS 1, the interim financial statements also include specific information relating to the impact of the transition to IFRS, which is provided in Note 2, “Impacts of the Transition to IFRS”.

As allowed under IFRS 1, the Group has elected to postpone the first-time adoption of IAS 32 and IAS 39 until January 1, 2005. The comparative data for the periods ended June 30 and December 31, 2004 do not therefore reflect the impact of applying these two standards.

In addition, the financial statements set out in this report do not include the possible impacts of the following:

•	the standards and interpretations published as of June 30, 2005 the adoption of which is not compulsory until the fiscal year commencing January 1, 2006.

In particular, the Group has decided not to apply in advance at January 1, 2005 IFRIC 4, Determining whether an arrangement contains a lease. Application of this interpretation is compulsory as from January 1, 2006 with earlier application encouraged.

•	the draft interpretations relating to concession arrangements which the International Financial Reporting Interpretation Committee (IFRIC) is expected to issue final interpretation during the second half of 2005. Pending publication of the IFRIC’s final interpretations and completion of the Group’s analysis of its concession contracts, concession assets and liabilities and revenues and expenses have been accounted at this stage for in accordance with the Group accounting principle applied under French GAAP, as described in Notes 1.E, 1.O and 1.P to the consolidated financial statements (with the exception of assets made available by the grantor for no consideration at inception of the concession– see Note 1.P). The main items related to concession contracts that are subject to specific accounting treatment are as follows:

•	provisions for renewals and major repairs;

•	financial depreciation (amortissement de caducité) of concession assets returned to the grantor at the end of the concession without consideration.

When the Group publishes its first annual financial statements under IFRS, certain changes may therefore be necessary in the opening balance sheet and the comparative information provided in order to take into account IFRS requirements related to service concession arrangements and any new IFRS interpretations published in the second half of 2005.

2. Measurement basis used

These interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are stated at fair value.

3. Use of judgement and estimates

The preparation of financial statements requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

The main estimates used in preparing the Group’s consolidated financial statements relate to the percentage of completion of construction contracts as indicated in Note 1.K, the recoverable amount of property, plant and equipment and intangible assets as indicated in Note 1-F, the measurement of provisions (particularly for nuclear waste reprocessing and storage, for dismantling facilities and for disputes – see Note 1.O), pensions and other post-retirement benefit obligations (see Note 1-O), and financial instruments (see Note 1-R).

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

As well as relying on estimates, Group management also has to use judgement to define the appropriate accounting treatment to apply to certain activities and transactions when the IFRS standards and interpretations in force do not specifically deal with the accounting issues concerned. This particularly applies in relation to the application of IAS 39 to contracts to purchase and sell electricity and gas.

A. SCOPE AND METHODS OF CONSOLIDATION

The consolidation methods used by the Group consist of the full consolidation method, the proportionate consolidation method and the equity method:

•	Subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

•	Companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•	The equity method is used for all associate companies over which the Group exercises significant influence. Significant influence is presumed to exist where the Group holds 20% or more of a company’s voting rights. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the income statement under “Share in income of associates”.

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All inter-company balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for by the equity method and proportionately consolidated companies is presented in Note 28.

In accordance with IFRS 5, the assets and liabilities of operations discontinued by the Group are presented on a separate line on the assets and liabilities side of the balance sheet, and the results of said operations as well as any gains or losses arising on their disposal are presented separately in the income statement.

B. FOREIGN CURRENCY TRANSLATION METHODS

1. Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements have been prepared in euros (€) which is both the functional and presentation currency of the parent company.

2. Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency where that other currency is used for an entity’s main transactions and better reflects its economic environment.

3. Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official period-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the period. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation adjustments” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities concerned and translated at the period-end exchange rate.

Translation adjustments previously recorded under equity are taken to the income statement on the disposal of a foreign entity.

4. Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates at each balance sheet date and the related translation gains and losses are recorded in the consolidated statement of income for the period to which they relate.

Non-monetary assets and liabilities denominated in foreign currencies measured using the historical cost method are recognized at the historical cost applicable at the date of the transaction.

Derivative instruments are measured and recognized in accordance with the general principles set out in Note 1.R. Therefore, derivative instruments allocated as hedges of currency risks on transactions in foreign currencies are recognised at fair value at each balance sheet date.

The amounts recorded under equity are taken to the income statement when the hedged transaction occurs or on the disposal of the investment concerned.

5. Option chosen by the Group on first-time adoption of IFRS

As allowed by IFRS 1, the Group has elected to reclassify cumulative translation adjustments at January 1, 2004 to “Consolidated reserves” in equity.

C. BUSINESS COMBINATIONS

For business combinations carried out since January 1, 2004, the Group applies the purchase method which consists of recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within twelve months of the acquisition date.

The results of subsidiaries acquired or sold during the period are included in the consolidated income statement as from the date of acquisition or up to the date of disposal.

Option chosen by the Group on first-time adoption of IFRS

As allowed under IFRS 1, the Group has elected not to restate, in accordance with IFRS 3, acquisitions carried out prior to January 1, 2004. Concerning the accounting treatment of the acquisition of additional interests in acquirees (subsequent to the acquisition of control), the Group has also decided to apply this option allowed under IFRS 1 to these transactions as neither IFRS 1 nor IFRS 3 contain any specific provisions in relation to this issue. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares has not been restated in the opening IFRS balance sheet at January 1, 2004.

D. INTANGIBLE ASSETS

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1. Goodwill

1.1 Identification of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages – i.e. where the Group acquires a subsidiary through successive share purchases – the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

As there are no specific rules under IFRS in relation to the accounting treatment of acquisitions of minority interests carried out since January 1, 2004, the Group continues to apply the accounting treatment provided for under French GAAP. Therefore, no additional fair value adjustments to identifiable assets and liabilities are recognized when the Group acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the goodwill recognized corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the income statement.

Goodwill relating to investments in associates is recorded under “Investments in associates”.

1.2 Measurement of goodwill

Goodwill is not amortized. Impairment tests are carried out at each period-end, or more frequently where an indication of potential impairment is identified. Impairment tests are carried out at the level of Cash Generating Units (CGU) which constitute groups of assets which generate cash inflows that are largely independent of the cash inflows generated by other CGU.

The methods used to carry out these impairment tests are described in Note 1-F “Reviewing the recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses recorded in relation to goodwill shall not be reversed.

2. Other intangible assets

2.1 Research and development costs

Research costs are expensed as incurred.

Development costs are capitalized where the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s businesses, capitalized development costs are not material.

2.2 Other internally-generated or acquired intangible assets

Intangible assets include:

•	Amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

•	Customer portfolios acquired on business combinations;

•	Power station capacity rights : the Group contributed to financing the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These capacity rights are amortized over the useful lives of the underlying assets, not to exceed 40 years.

Intangible assets are amortized on a straight line basis over the following useful lives (in years):

		Minimum	Maximum
Concession rights:	- Waters	7	25
	- Infrastructure	10	65
Customer portfolio		10	25
Other intangible assets		1	40

Intangible assets relating to surface and underground drawing rights are not amortized as they are granted indefinitely and are therefore deemed to have indefinite useful lives.

2.3 Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Intangible assets are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. After the recognition of an impairment loss, the amortization charge for the asset is adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. Impairment losses recorded in relation to intangible assets may be subsequently reversed if their recoverable amount is once again higher than their carrying amount. The increased carrying amount of an intangible asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods. The methods used for performing these impairment tests are described in Note 1.F.

E. PROPERTY, PLANT AND EQUIPMENT

1. Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method under IFRS, which consists of regularly revaluing one or several categories of property, plant and equipment.

Borrowing costs relating to financing the acquisition and construction of equipment incurred during the construction period are capitalized and included in the cost of the equipment concerned.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the PPE includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount.

Property, plant and equipment acquired under finance leases are carried in the balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated over the same useful lives as set out below.

Option chosen by the Group on first-time adoption of IFRS

The Group has decided not to apply the exemption provided for in IFRS 1, allowing some or all property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS balance sheet at January 1, 2004.

2. Depreciation

In accordance with the “components approach”, each significant component of a fixed asset with a different useful life from that of the main asset to which it relates is depreciated separately on its own useful life.

Property, plant and equipment is depreciated over the following useful lives (in years):

	Minimum	Maximum
Plant and equipment
-Energy Production –Transport	5	50
Installation – Maintenance	3	10
-Environment	2	70
Buildings	5	70
Vehicles	3	10
Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations has been reviewed and adjusted prospectively to 40 years as from January 1, 2003.

3. Impairment tests

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Items of property, plant and equipment are tested for impairment at the appropriate level (the individual asset or the Cash Generating Unit), determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. The recognition of an impairment loss entails the revision of the depreciable amount of the related PPE’s and may also lead to revise the depreciation period. Impairment losses recorded in relation to property, plant and equipment may be subsequently reversed if their recoverable value is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior periods.

The methods used for performing these impairment tests are described in Note 1.F.

4. Assets under concession

Concerning operations under concession contracts, only assets acquired and financed by the Group are recorded as PPE. Such assets are returned to the grantor at the end of the concession period. Depreciation of theses assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.

Further details on the specific accounting treatment for concessions are provided in Note 1-P.

F. REVIEWING THE RECOVERABLE AMOUNT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

The main method used is to compare the carrying amount and recoverable amount for each CGU.

For operating entities which the Group intends to hold on a long-term going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future cash flows and a terminal value. Standard valuation methods are used based on the following main economic data:

a. discount rates based on the specific characteristics of the operating entities concerned,

b. revenue growth rates (excluding inflation) not exceeding 2% and terminal values in line with the available market data specific to the operating segments concerned.

For operating entities which the Group has decided to sell, the carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

Where an impairment in value is identified, the impairment loss is recorded in the income statement under “Impairment of assets”.

G. LEASES

As part of its various operations, the Group uses assets provided under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease which transfers substantially all the risks and rewards incidental to the ownership of the asset concerned to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are reviewed by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether the lease transfers ownership of the asset to the lessee by the end of the lease term, whether the lessee has an option to purchase the asset and if so the conditions applicable to exercising that option, a comparison between the lease term and the estimated economic life of the asset, whether the asset is of a highly specialized nature, and a comparison between the present value of the minimum lease payments and the fair value of the asset concerned.

Accounting for finance leases

On initial recognition, assets used under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At the commencement of the lease term, finance leases are recorded at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease.

Accounting for operating leases

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

H. INVENTORIES

Inventories of raw materials and supplies held for resale are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

I. FINANCIAL ASSETS

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost, derivative financial instruments, trade and other receivables and short-term securities.

Financial assets are recognized and measured in accordance with IAS 39, as endorsed by the European Commission on November 19, 2004, except for certain provisions which do not apply to the Suez Group.

Financial assets are broken down into current and non-current assets in the balance sheet.

1. Available-for-sale financial assets

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and marketable securities which do not satisfy the classification criteria for cash equivalents or short-term securities.

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity excepted when an impairment test leads to identify a fair value that is lower than the historical acquisition cost and that this decline in fair value is deemed to be significant and prolonged. In this latter case, the impairment loss is recognised in the income statement under “impairment of assets”. For the Available for sale financial assets that are debt instruments the reversals of impairment are recognised in the income statement. .

2. Loans and receivables carried at amortized cost

This item primarily includes loans and advances to subsidiaries and affiliates, current account advances granted to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus directly attributable transaction costs.

At each balance sheet date they are measured at amortized cost using the effective interest rate method. An impairment loss is recorded in the income statement where the recoverable amount of these loans or receivables is lower then their carrying amount.

3. Derivative financial instruments

The recognition and measurement principles applicable to derivative instruments are described in Note 1.R.

4. Trade and other receivables

On initial recognition, receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see Note 1.K).

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations and customers and the latter’s geographic location.

5. Short-term marketable securities

This item includes trading securities which do not meet the classification criteria for cash equivalents (see Note 1.L). They are measured at fair value at the balance sheet date and changes in fair value are recorded in the income statement.

J. REIMBURSEMENT RIGHTS

Certain items recorded under French GAAP as plan assets in relation to pensions and other post-retirement benefit obligations do not correspond to plan assets as defined in IAS 19. These assets – which are described in Note 1.O – are therefore recognized and measured as reimbursement rights. They are recorded in the balance sheet under “Other non-current assets” and “Other current assets” symmetrically with the corresponding pension and other post-retirement benefit obligations.

K. CONSTRUCTION CONTRACTS

The engineering, construction and installation operations carried out by Suez Energy Services and the engineering work carried out by Degremont within Suez Environment fall within the scope of IAS 11, Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in Note 1.S in order to determine the contract revenue and costs to be recorded in the income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Partial payments received under construction contracts before the corresponding work has been carried out are recorded on the liabilities side of the balance sheet as advances received from customers. The costs incurred plus any recognized profit less any recognized losses and “progress” billings are then determined. If this amount is positive, it is recognized on the assets side of the balance sheet as “amount due from customers” under construction contracts under “Trade and other receivables”. If the amount is negative, it is recognized on the liabilities side of the balance sheet as “amounts due to customers” under construction contracts under “Trade and other payables”.

L. CASH AND CASH EQUIVALENTS

Cash includes current bank account balances and demand deposits.

Cash equivalents comprise investments with a maturity of under three months held to cover short-term cash requirements. Marketable securities with a maturity of less than three months are classified as cash equivalents where they are readily convertible into a known amount of cash and the risk of a change in their value is deemed to be negligible.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings”.

M. TREASURY STOCK

Treasury stock is deducted from equity at cost. Gains and losses on disposals of treasury stock are recorded directly in equity and do not therefore impact results for the period.

N. STOCK OPTIONS

Application of IFRS 2 results in the recognition of an expense corresponding to benefits granted to employees in the form of share-based payments.

Options are valued by the Group at the grant date using a binomial valuation method, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends) and a behavioral assumption in relation to beneficiaries.

The value determined is recorded in employee benefits costs over the vesting period, offset through equity.

Option chosen by the Group on first-time adoption of IFRS

Pursuant to the provisions of IFRS 2, only plans granted after November 7, 2002 which have not yet vested at January 1, 2005, have been valued and are recognized in personnel costs. Plans granted prior to November 7, 2002 are not valued and are not recognized in the financial statements.

O. PROVISIONS

1. Provisions for pensions and other post-retirement benefit obligations

Depending on the laws and practices in force in the countries where Suez operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other post-retirement benefits are recognized and measured in accordance with IAS 19. Accordingly:

•	The cost of defined contribution plans is expensed based on the amount of contributions paid.

•	The Group’s obligations concerning pensions and other post-retirement benefits payable under defined benefit plans are valued actuarially. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded where commitments under these plans exceed the plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets” (see Note 1.J).

Among the options offered by IAS 19 with respect to the recognition of actuarial gains and losses arising after January 1, 2004, the Group has elected to continue to apply the “corridor” method. This method consists in recognizing the portion of net cumulative actuarial gains and losses resulting from changes in actuarial assumptions that exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of any plan assets. The fraction exceeding 10% is spread over the remaining service lives of plan participants.

The interest cost in respect of pension and other post-retirement benefit obligations is presented as a financial expense and the expected return on plan assets is presented as financial income.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal companies. The inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs. Electrabel’s obligation in relation to these staff is recognized as a liability in the balance sheet under provisions for pensions and other post-retirement benefit obligations and a reimbursement right on the inter-municipal entities is recognized as an asset in the same amount under “Other current assets” and “Other non-current assets” (see Note 1.J).

Similarly, insurance policies taken out with related parties to fund pensions and other post-retirement benefit obligations are recognised as reimbursement rights.

In accordance with IAS 19 these reimbursement rights are recognized and measured in the same way as plan assets.

Option chosen by the Group on first-time adoption of IFRS

As allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

2. Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e. when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over twelve months are discounted where the effect of discounting is significant. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expense.

A provision for dismantling facilities or site restoration costs is recorded where the Group has a present legal or constructive obligation to dismantle such facilities or to restore a site. An asset is recorded at the same time by including this dismantling obligation in the carrying amount of the facilities concerned (see Note 1.E). Adjustments to provisions due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner.

Pending publication of the IFRIC’s interpretations relating to the accounting treatment of operations covered by concession contracts, the Group has continued to apply the accounting treatment used under French GAAP in accounting for facilities renewal commitments given by concession holders (see Note 1.P).

3. Current/Non-current assets and liabilities

Provisions relating to the normal operating cycle of the concerned activity and the current portion (less than one year) of other provisions for contingencies and losses are classified as current liabilities. Provisions not meeting these criteria are classified as non-current liabilities.

The portion of provisions for pensions and other post-retirement benefit obligations falling due within more than one year is classified as non-current and the portion falling due within one year is classified as current. The current portion of pensions and other post-retirement benefit obligations represents cash outflows that the Group considers will be necessary during the 12 months following the accounting period-end in respect of funded and unfunded plans.

P. SPECIAL CONCESSION ACCOUNTS

Pending publication of the IFRIC’s interpretations relating to the accounting treatment of operations covered by concession contracts, the Group has continued to apply the accounting treatment used under French GAAP accounting treatment, except for assets made available without consideration by the grantor at inception of the concessions. These items – which were previously recognized in the same amount on the assets and liabilities side of the balance sheet – are now eliminated by offset against the corresponding liabilities.

Special concession accounts include:

•	Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•	Financial depreciation (amortissement de caducité) recorded to reduce the carrying amount of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This depreciation charge is taken to income over the residual life of the contract.

Q. FINANCIAL LIABILITIES

Financial liabilities include borrowings, derivative financial instruments, trade and other payables and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the balance sheet. Current financial liabilities primarily comprise:

•	financial liabilities that the Group expects to settle within 12 months;

•	derivative financial instruments classified as fair value hedges where the underlying is classified as current.

As an exception to this general principle, short-term financial liabilities maturing within 12 months of the accounting closing, in respect of which the Group intends to make use of refinancing authorizations available at this date to extend the maturity of the financial liabilities over a period exceeding 12 months, is classified as non-current.

Financial liabilities are recognized and measured in accordance with IAS 39, as endorsed by the European Commission on November 19, 2004, except for certain provisions which do not apply to the Suez Group.

1. Borrowings

Borrowings and other interest-bearing financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, debt issue, redemption premiums and issuing costs are deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the income statement over the life of the borrowings using the amortised cost method.

As regards structured debt instruments that do not have an equity component, in accordance with IAS 39 the Group may separate an “embedded” derivative instrument from its host contract. The definition of an embedded derivative and the conditions under which these instruments must be separated for accounting purposes are provided in note 1.R. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses. Subsequently, the debt is recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

For borrowings recorded on the liabilities side of the balance sheet in relation to finance leases as the contra-entry to the recognition of the related property, plant and equipment, initial recognition is based on the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The lease payments are then apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

2. Derivative financial instruments

The recognition and measurement principles applicable to derivative instruments are described in Note 1.R.

3. Trade and other payables

This item includes amounts payable to customers under construction contracts (see Note 1.K).

4. Other financial liabilities

This item includes payment commitments relating to the acquisition of shares in consolidated companies.

R. DERIVATIVES AND HEDGE ACCOUNTING

In line with its policy for managing interest rate, currency and commodity risks, the Group uses derivative financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, exchange rates and commodity prices, mainly for gas and electricity. These financial risk management strategies and the methods used to measure the fair value of derivative financial instruments are described in Note 22 “Derivative instruments and exposure to market risks”.

1. Definition and scope of derivative financial instruments

Derivative financial instruments, as defined by IAS 39, are contracts with the following characteristics : the contract’s value changes in response to the change in one or more observable variables, the contract does not require any material initial net investment and is settled at a future date.

Derivative instruments therefore include financial derivatives such as interest rate and foreign currency swaps, options and futures, as well as firm commitments or options to sell or purchase listed and unlisted securities and/or commitments related to non-financial assets that involve physical delivery of the underlying.

The contracts related to non-financial variables, particularly electricity and natural gas purchase and sale contracts, are systematically analyzed to determine whether they represent “normal” sales and purchases and can be documented as excluded from the scope of IAS 39. The first step of this documentation consists of demonstrating that the contract was entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected sale or usage requirements in the foreseeable future in the normal course of its operations. The second step is to demonstate that:

•	The Group as no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net.

•	The contract is not negotiated with the aim of taking delivery of the underlying and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price.

•	The contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales – considered as “normal” transactions – and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that fulfill all of the above conditions are considered as falling outside the scope of IAS 39. The “normal” sales and purchases exemption is specifically documented.

2. Embedded derivatives

An embedded derivative is a component of a hybrid contract that fit with the definition of a derivative instrument and of which the economical characteristics are not closely related to the host contract.

The main Group contracts that potentially contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily of contracts for the purchase or sale of non-financial assets, whose price is revised based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying. Clauses of this type are qualified as embedded derivatives.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•	The host contract is not a financial instrument measured at fair value through profit or loss.

•	If separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date) and its characteristics are not closely related to those of the host contract. The absence of a “close relationship” is determined when the contract is signed.

Embedded derivatives that are separated from the host contract are recognized in the balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is designated as a hedging).

3. Hedging instruments: recognition and presentation

Derivative instruments qualified as hedging instruments are recognized in the balance sheet and measured at fair value. Furthermore, their accounting treatment of hedging transactions varies according to whether they are classified as:

•	Fair value hedge of an asset, a liability or a firm commitment to purchase or sell an asset.

•	Cash flow hedge.

•	Hedges of a net investment in a foreign operation.

•	Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognised asset or liability, such as a fixed rate loan or borrowing, or foreign currency assets or liabilities, or an unrecognised firm commitment.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognised in income. These two adjustments are presented net under the same income statement caption, the net effect of the income statement corresponding to the ineffective portion of the hedge.

•	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the income statement, under the same caption as the loss or gain on the hedged item – i.e., operating income for operating cash flows and financial income or expense for other cash flows – in the same periods during which the hedged cash flows affect income.

If the hedging relationship is interrupted, in particular because the hedge is no longer considered effective, the cumulative gain and loss on the hedging instrument remains separately recognized in equity until the forecast transaction occurs. However, if a forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument is immediately recognized in income.

•	Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the income statement when the investment is sold.

At inception of the hedge relationship, hedging instruments and the hedged items are designated, and the hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedges effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

Derivative instruments are recognized in the balance sheet in current assets or liabilities when the hedged item is classified as current, and as non-current assets or liabilities when the hedged item is classified as non-current.

4. Derivative instruments not qualifying for hedge accounting: recognition and presentation.

Derivative instruments such as embedded derivatives that do not qualify for hedge accounting are recognized in the balance sheet at fair value.

This mainly concerns derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Changes in fair value of commodity derivative instruments”, in operating income for derivative instruments with non-financial assets as the underlying, and in financial income or expense for currency, interest rate and equity derivatives.

Realized and unrealized gains and losses on derivative financial instruments used by the Group as part of proprietary energy trading activities and energy trading on behalf of customers are presented net, after offsetting purchases and sales under “Revenues”.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the balance sheet in current assets and liabilities. All other derivative financial instruments are recognized as non-current assets and liabilities.

Financial assets and liabilities representing the carrying amount of derivative financial instruments entered into with the same counterparty are presented separately in the balance sheet, except when the Group has a legally enforecable right to compensate the gains and losses on derivatives instruments and intends to net settle or to realise the asset and the liability simultaneously.

Put options granted to minority shareholders

In accordance with IAS 27, put options granted to minority shareholders are recognized as a financial liability and as a reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized in goodwill.

The future amounts payable under these options are discounted.

S. REVENUES

Group revenues are essentially generated from the following:

•	The sale, transport and distribution of electricity and gas;

•	Water and waste services;

•	Engineering contracts, construction contracts and rendering of services;

•	Other services.

Revenues on sales of goods are recognized on delivery, i.e. when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts revenues are recognized using the percentage of completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due must be probable.

Revenue is measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the calculation of the fair value of this consideration, this is taken into account by discounting future receipts.

1. Sale, transport and distribution of electricity and gas

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized due based on when a formal contract is signed with the other party to the transaction.

For residential customers eligible for deregulated services whose consumption is metered annually, energy delivered but un-metered at the period-end is valued based on historical data and consumption statistics as well as the estimated selling price.

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. Under IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

Energy trading transactions carried out both for the Group’s own account and on behalf of customers are recorded within “Revenues” after netting of sales and purchases. In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, with the aim of optimizing production assets and fuel purchase and energy sale portfolios, is recognized in revenue based on the net amount. Revenue from other operational energy trading activities is recorded at the gross amount in “Revenues” and “Purchases of raw materials”.

2. Water and waste services

•	Water:

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks. Water delivered but un-metered at the period-end is recognized at the estimated selling price.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

•	Waste services:

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator. Certain invoices concerning small-scale municipal contracts are still however based on the number of residents from whom waste is collected.

The portion of revenues concerning the landfilling of waste is recognized based on tonnage.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the ancillary revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

3. Engineering, construction and service contracts

Revenues from engineering, construction and service contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11, as described in Note 1.K. Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

4. Other services

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company”. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

T. ACCOUNTING TREATMENT OF GREENHOUSE GAS EMISSION ALLOWANCES

Within the framework of EU Directive 2003/87/EC establishing a scheme for greenhouse gas (GHG) emission allowance trading within the European Community, GHG emission allowances were granted free of charge to several of the Group’s industrial sites. Under the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS which precisely define the accounting treatment to use for GHG emissions allowances, the Group has decided to apply the following principles:

Pollution rights constitute intangible assets. The value of pollution rights granted free of charge by the State is recorded in the balance sheet as nil. Rights purchased for consideration on the market to cover the Group’s operating requirements are recognized at acquisition cost.

In the event of a shortfall in emissions allowances to cover GHG emissions for the year in progress, the Group records a provision corresponding to the outflow of economic resources which will be required to purchase the necessary allowances. The amount of the provision is based on the acquisition cost of allowances already acquired and market price for allowances to be acquired in the future.

If the Group forecasts that it will have excess allowances at the end of the year no asset is recorded and the related revenue is recognized when any excess allowances are sold.

U. TAX

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is earned.

In accordance with IAS 12, deferred taxes are calculated by the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. As an exception to this general principle, no deferred taxes are recognized for temporary differences arising from goodwill for which depreciation are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group.

Deferred taxes are reviewed at each period end to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

In the interim financial statements, current and deferred income tax expense is calculated using the average tax rate expected to apply to earnings for the year, determined separately for each tax entity.

V. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income for the period attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. The average number of ordinary shares outstanding during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period.

All the earnings per share data presented in the key figures and at the foot of the consolidated statements of income are calculated based on this weighted average number of shares outstanding during the reporting period, as detailed in Note 11.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or of the exercice of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.). The calculation of diluted earnings per share presented in the statement of income is also detailed in Note 11.

W. US GAAP RECONCILED FINANCIAL STATEMENTS

As part of its ADR program, Suez files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with net income and shareholders’ equity determined in accordance with US GAAP.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the website www.suez.com.

NOTE -2 - IMPACTS OF THE TRANSITION TO IFRS

2.1 Context

Following the European regulation dated July 19, 2002 relating to international accounting standards, the first complete annual financial statements published by the Group in accordance with the new accounting framework will be those for 2005 presented with comparatives for 2004 prepared on the same basis with the exception of IAS 32 and IAS 39 that the Group has chosen to introduce with effect from January 1, 2005.

In accordance with the AMF’s recommendation covering financial reporting during the transition period, the Group has already published, at the time of the Annual General Meeting of May 13, 2005, financial information for 2004 comprising a preliminary assessment of the impact of the transition to IAS/IFRS on the Group’s 2004 financial statements. The document provided a detailed presentation of the policies and options retained for preparation of the opening balance sheet at January 1, 2004 and of the differences with the French accounting standards previously applied by the Group, as well as the following reconciliations between the accounts prepared in accordance with French accounting standards and in accordance with IAS/IFRS:

•	a reconciliation at January 1, 2004 between the summary balance sheet in accordance with French accounting standards and the preliminary summary balance sheet in accordance with IAS/IFRS,

•	a reconciliation at December 31, 2004 between the summary balance sheet in accordance with French accounting standards and the preliminary summary balance sheet in accordance with IAS/IFRS,

•	a reconciliation at January 1, 2004 and December 31, 2004 between equity in accordance with French accounting standards and equity in accordance with IAS/IFRS,

•	a reconciliation between the summary income statement for 2004 in accordance with French accounting standards and the preliminary summary income statement in accordance with IAS/IFRS,

•	a reconciliation between the statement of cash flows for 2004 in accordance with French accounting standards and the preliminary statement of cash flows in accordance with IAS/IFRS.

This note is intended to complement the information about the impacts of the transition to IFRS already published by presenting:

•	The impact of the transition to IAS/IFRS on the June 30, 2004 comparative accounts:

•	a reconciliation between the summary income statement at June 30, 2004 in accordance with French accounting standards and the summary income statement in accordance with IAS/IFRS,

•	a reconciliation between equity at June 30, 2004 in accordance with French accounting standards and equity in accordance with IAS/IFRS,

•	The effect of the adoption of IAS 32 and IAS 39 on the balance sheet and on equity at January 1, 2005.

The options available under IFRS 1 that were chosen by the Group for the purposes of first-time adoption of said standards at January 1, 2004 are detailed in Note 1, Summary of Significant Accounting Policies.

2.2 Impacts of the transition to IFRS on the June 30, 2004 comparative accounts

2.2.1 Reconciliation between equity under French GAAP and equity under IAS/IFRS at June 30, 2004

Reconciliation between equity under French GAAP and IAS/IFRS at June 30, 2004

	Shareholders’ Equity						Minority Interests			Equity 100%
In millions of euros	January 1, 2004	Net income	Cumulative translation adjustments	Other items	June 30, 2004	Dec. 31, 2004	January 1, 2004	June 30, 2004	Dec. 31, 2004	January 1, 2004	June 30, 2004	Dec. 31, 2004
Equity according to French GAAP	6,896	1,309	17	(777)	7,445	7,923	4,847	4,874	4,770	11,743	12,319	12,693
Pension obligations – unrecognized actuarial gains and losses	(293)	7	(4)	(20)	(310)	(297)	(15)	(27)	(23)	(308)	(337)	(320)
Goodwill, of which:	179	93	10	1	283	194	(18)	6	23	162	289	218
Reversal of goodwill amortization		124			124	237		15	31		139	269
Negative goodwill	300	(30)		1	271	81	0	0	0	300	271	81
Goodwill expressed in the functional currency of the acquired entity	(121)	(1)	10		(112)	(124)	(16)	(9)	(6)	(137)	(121)	(130)
Property, plant and equipment	560	(24)	2	(1)	537	492	557	516	537	1,117	1,053	1,029
Deferred taxes-cancellation of discounting adjustments	(139)	(6)	(7)		(152)	(138)	(10)	(9)	(1)	(149)	(161)	(139)
Intangible assets	(78)	(2)	(1)		(81)	(88)	1	6	(4)	(77)	(75)	(92)
Revenue recognition	(139)	(9)	(3)		(151)	(152)	(51)	(56)	(69)	(190)	(207)	(221)
Stock options		(8)		8	0	0	0	0	0	0	0	0
Other items	7	27	27	(71)	(10)	(69)	(17)	(43)	(41)	(10)	(53)	(110)
Deferred tax impact on adjustments	21	(20)	2	43	46	56	(113)	(78)	(106)	(92)	(32)	(49)

Total IFRS adjustments	118	58	26	(40)	162	(1)	335	315	316	453	477	316

Equity according to IFRS	7,014	1,367	43	(817)	7,607	7,922	5,182	5,189	5,086	12,196	12,796	13,008

2.2.2 Income statement reconciliation at June 30, 2004

In millions of euros	French GAAP at June 30, 2004	Reclassifications	French GAAP under IFRS format	IAS 19 Pensions and other post- retirement benefit obligations	IFRS 3 Business combinations	IAS 16 IFRIC 1 Property, plant and equipment	IAS 12 Income taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IFRS 2 Share- based payment	IFRS 5 Discontinued operations	Other adjustments	Total IFRS impacts	IFRS at June 30, 2004
		(note 2.2.3)		(note 2.2.4.1)	(note 2.2.4.2)	(note 2.2.4.4)	(note 2.2.4.5)	(note 2.2.4.6)	(note 2.2.4.7)	(note 2.2.4.8)	(note 2.2.4.9)
Revenues	19,921		19,921						(1,180)			(4)	(1,184)	18,737
Operating expense, net	(16,823)	(266)	(17,089)	1		40		(3)	1,165	(8)		19	1,214	(15,876)
Depreciation and amortization expense	(1,212)	132	(1,080)	48	(20)	(73)		6				179	141	(939)
OPERATING INCOME	1,886	(134)	1,752	49	(20)	(33)		4	(15)	(8)		194	171	1,923
Impairment		2	2			1						38	39	41
Restructuring costs		(15)	(15)											(15)
Disposals of investments and of items of PPE		826	826								(691)	(47)	(738)	88
INCOME FROM ORDINARY ACTIVITIES	1,886	679	2,566	49	(20)	(32)		4	(15)	(8)	(691)	185	(529)	2,037
Financial interest, net	(551)	(8)	(559)					(2)				(15)	(17)	(576)
Other financial income and expenses	176	(22)	154	(44)		(9)		(2)				(106)	(161)	(7)
FINANCIAL LOSS	(375)	(30)	(405)	(44)		(9)		(4)				(121)	(178)	(583)
EXCEPTIONAL INCOME	837	(837)
Income tax expense	(480)		(480)				(40)					(2)	(42)	(522)
Share in income of companies accounted for under the equity method	73	188	261	1		(1)	(7)					2	(5)	256
PROFIT FROM CONTINUING OPERATIONS														1,188
Profit from discontinued operations											691		691	691
Amortization of goodwill	(130)		(130)		130								130
NET INCOME BEFORE MINORITY INTERESTS	1,812		1,812	6	110	(42)	(47)		(15)	(8)		64	67	1,879

Minority interests	503		503	(1)	17	(19)	(21)	2	(5)			36	9	512

NET INCOME	1,309		1,309	7	93	(24)	(26)	(2)	(9)	(8)		27	58	1,367

2.2.3 Main reclassifications of the income statement

Note that the reclassifications to the income statement are analyzed in detail in the booklet “Transition to IFRS – 2004”.

2.2.3.1 Exceptional income and expenses

As required by IAS 1, the Group reclassifies within income from ordinary activities and/or net financial expense the income and expenses previously disclosed separately as exceptional income and expense. The Group does however provide separate disclosure of income and expenses relating to restructuring costs, gains and losses on disposals of investments and items of PPE and impairment of assets.

In millions of euros	Total income/expenses at June 30, 2004
Exceptional income under French GAAP	837

Reclassifications under IFRS
Operating income	54
Impairment	2
Restructuring costs	(15)
Disposals of investments and of items of PPE	826
Financial income (loss)	(30)

Total	837

The €54 million reclassification to operating income essentially comprises the €77 million reversal of a provision following the transfer of Lydec’s pension obligations to an external fund.

2.2.3.2  Share in income of associates

As indicated in Note 1.G to the 2004 consolidated financial statements, Electrabel’s €188 million share in income from ordinary activities before tax of Belgian inter-municipal companies is recognized in the French

GAAP financial statements as part of operating income. In accordance with IAS 28, this amount has been deducted from operating income and presented in the IFRS Income Statement under the heading “Share in income of associates” after income from ordinary activities.

2.2.3.3  Other operating income

In the French GAAP financial statements, other operating income primarily comprises capitalized production, expense transfers, and other income from ordinary activities. Under IFRS, these income items are deducted from operating expenses.

2.2.3.4  Other reclassifications

The other reclassifications performed in accordance with IFRS and described in the following notes are as follows:

•	Reclassification in financial income/(loss) of the interest cost on pensions and other post-retirement benefit obligations, net of the expected return on plan assets (see section 2.2.4.1),

•	The presentation of revenue with respect to certain energy trading transactions and revenue collected on behalf of third parties by the Environment Division (see section 2.2.4.7),

•	The presentation of the profit from discontinued operations on a separate line of the income statement (see section 2.2.4.9),

•	The classification in financial income/(loss) of the reversal of discounting adjustments to long-term reserves for contingencies and losses (see section 2.2.4.10).

2.2.4  Differences between the accounting policies previously applied by the Group (French accounting standards) and IAS/IFRS

All the impacts on equity described hereafter are presented (unless stated otherwise) on the basis of the Group’s share before tax.

The impacts on shareholders’ equity at January 1, 2004 and December 31, 2004, as well as on net income for 2004, have been described in the booklet “Transition to IFRS – 2004”.

2.2.4.1  Pension and other post-retirement benefit obligations (IAS 19)

As indicated in Note 1 the Group has elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statement at December 31, 2003.

Of the options offered by IAS 19 for recognition of actuarial gains and losses arising after January 1, 2004 the Group has decided to retain the so-called “corridor” method as applied in the French GAAP financial statements. Under this method, actuarial gains and losses arising from changes in the actuarial assumptions relating to pension and similar obligations are only recognized to the extent that they exceed 10% of the higher of the amount of the total obligation and the amount of related plan assets. The fraction exceeding 10% is then recognized over the average remaining service lives of the plan participants.

At June 30, 2004 the impact on net income of the adjustment relating to actuarial gains and losses amounts to €7 million.

The Group has also elected to include in financial income/(loss) both the interest cost relating to pension and similar obligations and the expected return on plan assets. This reclassification, which has no impact on equity leads to an increase in financial expenses by €44 million at June 30, 2004 and a decrease in the same amount in net depreciation and amortization expenses of operating income.

2.2.4.2  Business combinations (IFRS 3)

IFRS 3 requires that any excess of the fair value of identifiable assets and liabilities acquired over the cost of an acquisition be immediately recognized as income within the income statement. In accordance with this standard, negative goodwill recognized in the French GAAP balance sheet has been eliminated by crediting equity at January 1, 2004. The impact at June 30, 2004 on net income and on Group equity amounts respectively to €(30) million and €271 million.

In accordance with IFRS 3, goodwill is no longer amortized but is subject to impairment tests at least once per year in order to detect any potential impairment loss. Amortization recognized for the first half of 2004 in accordance with French accounting standards has thus been reversed, with an impact of €124 million on the net income and on equity at June 30, 2004.

2.2.4.3  Effects of changes in foreign exchange rates

As indicated in Note 1, the Group has elected to reclassify within consolidated reserves the cumulative translation adjustments at January 1, 2004 arising on translation of the financial statements of foreign subsidiaries. This decision has no impact on Group equity and no significant impact on net income for the first half of 2004.

In accordance with IAS 21, goodwill is henceforth measured in the functional currency of the acquired entity. The corresponding adjustment has been made on a retrospective basis. Its impact on the IFRS financial statements amounts to €(112) million against Group equity at June 30, 2004 and €(1) million on net income for the half-year ended on that date.

2.2.4.4  Property, plant and equipment (IAS 16-IFRIC 1, IAS 23, IAS 37, IAS 20)

In € million / Group share	Total impact	Component approach	Provisions for major repairs	Obligation for dismantling assets	Depreciation of nuclear power plants
Impact on SHAREHOLDERS’ EQUITY 1/1/2004	560	62	247	-76	328

CHANGES IN 2004	-23	-1	37	-47	-11
of which: Net income	-24	-25	7	4	-10
of which: Other changes	1	24	30	-52	-1
Impact on SHAREHOLDERS’ EQUITY 6/30/2004	537	61	284	-123	317

•	Component approach

Application under IFRS of the component approach implies:

A. The use of different depreciation periods for each main component of any single item of property, plant and equipment that has a different useful life from the item to which it relates. The required IFRS adjustments have been determined retrospectively for the period between the acquisition of assets by the Group and December 31, 2003.

B. Identifying and separately recognizing (in the initially recognized cost of the corresponding asset in the IFRS balance sheet) the cost of major inspections and replacements under multi-year maintenance programs. These components are depreciated on a straight-line basis over their own useful life (i.e. over the period to the next replacement). When the replacements are performed, the related costs are capitalized and depreciated on a straight-line basis over the period to the next inspection or replacement. The corresponding IFRS adjustment has been determined retrospectively from the date when the assets were first recognized in the balance sheet up to December 31, 2003.

The impact of this adjustment amounts to €61 million against Group equity at June 30, 2004 and €(25) million against net income for the half-year ended on that date.

•	Provisions for major repairs

As a consequence of the application of the components approach, reserves for major repairs carried in the French GAAP financial statements are not recognized under IFRS, due in particular to the inclusion of major inspection and replacement costs in the carrying value of the related assets. These provisions have therefore been eliminated; the impact of this adjustment amounts to €284 million against Group equity at June 30, 2004 and €7 million against the Group’s share of net income for the half-year ended on that date.

•	Obligations for dismantling assets

Under IAS 16, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present, legal or implicit obligation to dismantle or restore the item. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount.

The Group has elected to apply the option available to first-time adopters of IFRS under IFRIC 1, as follows:

•	The provision is measured at the date of transition in accordance with the requirements of IAS 37, i.e. based on cash flows and discount rate assumptions applied at that date;

•	The gross amount that would have been included in the cost of the related assets when the liability arose has been estimated by discounting the liability to the commissisoning date using the average of the discount rate that would have applied for that liability over the period from the commissioning date to the IFRS transition date;

•	Accumulated depreciation has been calculated retrospectively on the recognized asset, based on the total useful life of the asset estimated at the transition date.

Dismantlement obligations relate essentially to nuclear power plants.

This adjustment, arising essentially from the difference between the historical discount rate and the current discount rate at January 1, 2004, has an impact of €(123) million against Group equity based on the dismantlement provisions existing at June 30, 2004. It has an impact of €4 million on the net income.

•	Depreciation of nuclear power plants

Under IAS 16, depreciation is calculated from the date when the asset is available for use.

The Group depreciated nuclear power stations are depreciated based on the percentage of completion of construction work. Historically, this accounting treatment was applied to nuclear power stations in Belgium (the last of which was commissioned in 1985) in accordance with the recommendations of the electricity and gas industry control board (Commission de Contrôle de l’Electricité et du Gaz) for pricing purposes.

The IFRS adjustment has been determined on a retrospective basis and has a positive impact of €317 million on Group equity at June 30, 2004 and an impact of €(10) million on net income.

2.2.4.5  Income taxes (IAS 12)

IAS 12 does not allow discounting of deferred tax. The corresponding adjustment has an impact of €(152) million on Group equity at June 30, 2004 and an impact of €(6) million on net income.

The deferred tax effect related to IFRS adjustments have amounted to €46 million on equity at June 30, 2004 and an impact of €(20) million on net income.

2.2.4.6  Intangible assets (IAS 38)

At the inception or during the life of long-term concession contracts, the Group is required to make payments for concession operating rights.

These operating rights are not covered by the future IFRIC interpretations concerning service concession arrangements.

In accordance with IFRS, the remaining payable amounts are recognized on a discounted basis. This adjustment has an impact of €(81) million on Group equity at June 30, 2004 and an impact of €(2) million on net income.

2.2.4.7  Revenue recognition (IAS 18)

Part of the price received by the Group under certain long-term electricity sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract.

Under IFRS, particularly IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next. The impact of the IFRS restatement on equity is a decrease of €151 million at June 30, 2004. Net income is reduced by €9 million.

In addition, the application of IAS 18 changes the income statement presentation of certain transactions. This mainly involves transactions entered into as part of operational energy trading activities and income received from third parties. In the French GAAP financial statements, the contribution of energy trading activities aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recorded in “Revenues” and “Purchases and changes in inventories”.

In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, they are recognized in revenue based on the net amount. This change in presentation leads to a decrease in revenue of €618 million and a reduction in net operating expenses of the same amount. It does not therefore impact net operating income.

Revenues collected on behalf of third parties by the Environment Division in the course of the water distribution activity, which are reported in the French GAAP financial statements under revenue and expenses, are in the same way recognized in revenue on a net basis in the IFRS financial statements. This change in presentation leads to a decrease in revenue of €487 million, with nil impact on net operating income.

2.2.4.8  Share-based payment (IFRS 2)

Application of IFRS 2 results in the recognition of an expense corresponding to benefits granted to employees in the form of share-based payments. Options are valued by the Group at the grant date using the binomial valuation method. This value is recorded in personnel costs on a straight-line basis over the vesting period, offset through equity. Pursuant to the provisions of IFRS 2, only plans settled by payment in shares, which are granted after November 7, 2002 and have not yet vested at January 1, 2005, are valued and recognized in personnel costs. Plans granted prior to November 7, 2002 are not valued and are not recognized in the financial statements.

At June 30, 2004 this expense amounts to €8 million.

2.2.4.9  Discontinued operations

As permitted by IFRS 1, the Group has elected to adopt IFRS 5 from January 1, 2004 and, as such, to present discontinued operations separately.

Under IFRS 5, the assets and liabilities of discontinued operations must be presented as a single amount on the face of the balance sheet and the results of discontinued operations must be presented as a single amount on the face of the income statement.

Given the Group’s withdrawal from the Communication sector, the net income from this segment (an amount of €691 million) has been reclassified in the income statement to a separate line item entitled “net profit from discontinued operations”.

2.2.4.10  Other items

•	Equity impacts (Note 2.2.1)

•	Under French GAAP, the impact of the transfer of Lydec pension obligations to an external fund was accounted for in equity in the amount initially recognised when the commitments were first recorded in the French GAAP financial statement in 1999. Under IFRS, the reversal of these obligations is recorder in full through profit or loss, net of tax, of €57 million (Group share). This restatement accounts for the majority of other IFRS restatements impacting Group equity.

•	Impacts on the income statement (Note 2.2.2)

•	In accordance with IAS 37, expenses corresponding to the reversal of discounting adjustments to long-term reserves (for dismantling obligations, nuclear waste reprocessing costs, site restoration costs) are now presented in financial expenses, as opposed to net operating income in the French GAAP financial statements. This reclassification leads to an increase in financial expenses of €108 million at June 30, 2004 and a matching decrease in “Depreciation and amortization expenses” in operating income.

2.3 Impacts of IAS 32 and IAS 39 adoption

2.3.1  Reconciliation between the IFRS balance sheet at December 31, 2004 (before adoption of IAS 32 & 39) and the IFRS balance sheet at January 1, 2005 (after adoption of IAS 32 & 39)

In million of euros BALANCE SHEET	IFRS December 31, 2004 as published	IAS 32/39 reclassifica- tions	December 31, 2004 under IAS 32/39 Format	Fortis bonds & shares	Available financial assets	Commodity derivatives	Debt related derivatives	Hedges of net investments	Other adjustments	January 1, 2005
NON-CURRENT ASSETS
Intangible assets, net	1,921.0		1,921.0							1,921.0
Goodwill	5,322.3		5,322.3							5,322.3
Property, plant and equipment, net	21,976.3		21,976.3							21,976.3
Financial assets	4,322.5	(4,322.5)
Available-for-sale financial assets		1,548.1	1,548.1		568.0				106.6	2,222.6
Loans and receivables		1,389.7	1,389.7						499.1	1,888.7
Derivatives financial instruments (including commodity derivatives)						226.2	578.2	248.5	20.1	1,072.9
Investments in associates	2,938.2		2,938.2						(435.5)	2,502.7
Other non-current assets	295.2	1,384.7	1,679.9						(1.3)	1,678.6
Deferred tax assets	641.6		641.6						225.8	867.3

TOTAL NON-CURRENT ASSETS	37,417.1		37,417.1		568.0	226.2	578.2	248.5	414.6	39,452.4

CURRENT ASSETS
Financial assets	771.4	(771.4)
Available-for-sale financial assets		1,339.3	1,339.3	192.0					(106.8)	1,424.5
Derivatives financial instruments (including commodity derivatives)				124.0		830.1	34.5		45.8	1,034.4
Loans and receivables		584.7	584.7						6.9	591.6
Trade and other receivables		9,732.7	9,732.7						(0.2)	9,732.5
Inventories	1,145.6		1,145.7							1,145.6
Other current assets	13,055.7	(9,652.7)	3,403.0					(341.8)	(49.7)	3,011.5
Other short-term marketable securities		412.9	412.9				7.4			420.3
Cash and cash equivalents	8,556.9	(1,645.6)	6,911.3				(25.1)			6,886.2

TOTAL CURRENT ASSETS	23,529.6		23,529.6	316.0		830.1	16.8	(341.8)	(104.0)	24,246.6

TOTAL ASSETS	60,946.7		60,946.7	316.0	568.0	1,056.3	595.0	(93.3)	310.6	63,699.0

Shareholders’ equity	7,921.8		7,921.8	2.0	528.7	(348.1)	(109.5)	4.0	117.7	8,116.8
of which: reserves subject to recycling				192.0	528.7	(161.7)	(100.7)	73.5	87.6	619.3
Minority interests	5,086.0		5,086.0		39.3	7.9	(18.4)	(1.6)	22.5	5,135.6
of which: reserves subject to recycling					39.3	23.9	(18.4)	(12.5)	17.4	49.6

TOTAL EQUITY	13,007.8		13,007.8	2.0	568.0	(340.2)	(127.9)	2.4	140.2	13,252.4

NON-CURRENT LIABILITIES
Special concession accounts	1,449.0		1,449.0							1,449.0
Provisions	9,139.0		9,139.0					(10.5)	(12.5)	9,115.9
Long-term borrowings	16,251.3		16,251.3				457.4			16,708.7
Derivatives financial instruments (including commodity derivatives)						393.1	106.8	61.4	39.4	600.7
Other financial liabilities		21.9	21.9						(0.6)	21.3
Other non-current liabilities	958,0	(21.9)	936.1						(1.8)	934.3
Deferred tax liabilities	907.3		907.3						118.3	1,025.5

TOTAL NON-CURRENT LIABILITIES	28,704.6		28,704.6			393.1	564.2	51.0	142.6	29,855.5

CURRENT LIABILITIES
Provisions	1,868.4		1,868.4					(8.3)	(11.3)	1,848.8
Short-term borrowings	4,001.5		4,001.5	79.0			134.3		(0.1)	4,214.7
Derivatives (including commodity derivatives)				235.0		1,054.8	24.3		25.8	1,340.0
Trade and other payables		7,424.5	7,424.5						(4.9)	7,419.6
Other current liabilities	13,364.4	(7,424.5)	5,939.9			(51.4)		(138.3)	18.3	5,768.1

TOTAL CURRENT LIABILITIES	19,234.3		19,234.3	314.0		1,003.4	158.6	(146.7)	27.8	20,591.1

TOTAL EQUITY AND LIABILITIES	60,946.7		60,946.7	316.0	568.0	1,056.3	594.9	(93.3)	310.6	63,699.0

2.3.2	Presentation of the main reclassifications

Implementation of IAS 32 and IAS 39 has introduced changes in presentation of the Group’s financial statements:

•	Non-current financial assets (€4,323 million) included €1,548 million of investments now classified as available-for-sale financial assets, €1,390 million of related loans and other receivables now classified as loans and receivables carried at amortized cost, and €1,385 million of reimbursement rights measured in accordance with IAS 19 (cf. Note 17.1) now classified as other non-current assets;

•	Current financial assets (€771 million) included €510 million of other receivables and loans related to investments now classified as loans and receivables carried at amortized cost;

•	Short-term investments not meeting the definition of cash and cash equivalents were previously disclosed within “Liquidities and short-term investments”. They are now classified as either available-for sale securities (€1,339 million) or other short-term marketable securities measured at fair value (€413 million);

•	Trade and other receivables (€9,733 million) previously included within “Other current assets” are now disclosed as a separate line item;

•	Trade and other payables (€7,424 million) previously included within “Other current liabilities” are now disclosed as a separate line item.

2.3.3  Presentation of the main adjustments

2.3.3.1  Fortis shares and bond issue repayable in Fortis shares

In accordance with IAS 39, the derivatives (a call spread and forward sale of Fortis shares) embedded in the bond issue repayable in Fortis shares have been separately recognized and disclosed at fair value as a financial asset and a financial liability (respectively €124 million and €235 million). Recognition of the bond issue at amortized cost has had an impact of €79 million on borrowings, thus generating a total impact of €(190) million on consolidated reserves.

Recognition of the Fortis shares at fair value in accordance with the accounting treatment prescribed for available-for-sale financial assets (cf. 2.3.3.2) has had a favorable impact of €192 million on shareholders’ equity ( Deferred gains and losses on AFS securities).

2.3.3.2  Other available-for-sale securities

In accordance with IAS 39, available-for-sale financial assets are measured at fair value. Any difference between market value and the carrying amount of securities under French GAAP is recognized, net of deferred tax if applicable, within shareholders’ equity. Considering that securities were previously recognized under French GAAP at the lower of historical cost and market value, this adjustment has a positive impact of €568 million (of which the Group share amounts to €528 million) on equity.

2.3.3.3  Debt related derivatives

All derivatives used by the Group to reduce and manage its exposure to the foreign exchange and interest rate risks associated with its borrowings and cash investments are recognized in the balance sheet at fair value, whether or not they qualify as hedges under IAS 39. They are disclosed in the balance sheet as asset and liabilities respectively of €131 million and €613 million. They are recognized separately from in fair value variations of the corresponding hedged assets and liabilities. All borrowings are recognized at amortized cost. Moreover, the gain or loss on the borrowing attributable to the hedged risk is recognized in profit or loss and adjusts the carrying amount of the hedged liability.

The main balance sheet adjustments arise from:

•	The qualification as fair value hedges of GIE Suez Alliance fixed-rate interest bond issues leads to the recognition of financial derivative assets of €253 million and the adjustment of borrowings by €294 million (including the effect of restatement in accordance with effective interest rate method),

•	A presentation of synthetic foreign currency liability as a debt and a derivative instruments leading to an additional increase of €208 million in the above two captions.

The total impact of derivative instruments related to debt on equity amounts to €(127) million of which €(100) million recorded as Deferred gains and losses on Cash Flow Hedge instruments.

•	Cash derivatives – cash flow hedges

Hedges of future cash flows, mainly comprising derivatives transforming variable rate liabilities into fixed rate liabilities and, to a lesser extent, foreign exchange derivatives, have had a total impact of €(100) million on consolidated reserves recorded as Deferred gains and losses on Cash Flow Hedge instruments.

•	Cash derivatives – fair value hedges

Where fair value hedge relationships exist, both the hedges and the hedged items (borrowings) are re-valued, thus neutralizing any impact of the hedges on Group shareholders’ equity within the opening balance sheet.

•	Derivatives not qualifying as hedges

The net impact of derivatives not qualifying as hedges under IAS 39 is immaterial both in terms of shareholders’ equity and more generally of the balance sheet.

2.3.3.4  Foreign exchange derivatives – hedges of net investments

•	Hedges of net investments in foreign currency were qualified as hedges prior to the adoption of IAS 39. Consequently, foreign exchange gains and losses of instruments qualified as hedges of net investment were recognized as part of the cumulative translation adjustment. As a result of adoption of IAS 39, the Group’s share of the cumulative translation adjustment, of €67 million, relating to hedges of net investments has been reclassified to equity reserves (Deffered gain and loss on Net Investment Hedges) and the net change in value of the interest rate component (of an immaterial net amount) of these hedges has been recognized within consolidated reserves.

•	The market values of the foreign exchange components were previously disclosed as other non-current assets and liabilities but are now disclosed as non-current derivative assets and liabilities of respectively €248 million and €61 million.

2.3.3.5  Commodity derivatives

Within the framework of its operating activities, the Group employs derivatives to manage and reduce its exposure to variations in the market prices of commodities, in particular within the markets for gas and electricity and as part of its energy trading activities.

As required by IAS 39, derivatives are recognized in the balance sheet at fair value and continue to be adjusted to fair value whether or not they qualify as hedges. In the case of commodity derivatives, changes in fair value are recognized as part of income from ordinary activities except when such derivatives qualify as cash flow hedges, in which case changes in fair value corresponding to the effective hedge portions are recognized within equity.

•	Cash flow hedges

In order to attenuate the risks of unfavorable changes in market prices liable to affect the cost of purchases or the margins associated with highly probable future sales transactions, the Group hedges future cash flows using derivatives available in the financial markets or by mutual agreement. At January 1, 2005 the Group had made no use of fair value hedges.

Derivatives used by the Group mainly take the form of forwards contracts, futures contracts purchases and sales, swaps and options for commodities such as natural gas, electricity, diesel fuel, heating oil and crude oil. They may provide for net settlement or for physical delivery.

Hedge accounting must be applied if the criteria defined by IAS 39 are met (see Note 1).

At December 31, 2004 the fair value of cash flow hedges was disclosed within off balance sheet commitments as opposed to being recognized within the balance sheet.

In accordance with IAS 39, changes in fair value of the effective portion of derivatives qualifying as cash flow hedges are recognized directly within shareholders’ equity whilst changes in fair value of the ineffective portion are recognized as part of income from ordinary activities. The gains and losses initially recognized within shareholders’ equity are transferred to the income statement, within the same caption as the hedged transaction (revenues or purchases and changes in inventories), when the hedged transaction takes place.

Recognition of cash flow hedges at fair value has a negative pre-tax impact of €(162) million on the shareholders’ equity reserves subject to recycling at January 1, 2005. This amount mainly comprises derivatives relating to LNG operations in the United States. It is designed to hedge variations in cash flows linked both to the indexing to oil prices of long-term purchases and to forward sales concluded at market prices. It also comprises certain forward purchase contracts entered into as part of the North American electricity distribution operation with a view to reducing the risk of fluctuation in cash flows.

•	Energy trading operations

In Europe, the Group engages in energy trading both on its own behalf and on behalf of its customers. To this end, the Group engages in spot or forward transactions in natural gas, electricity and various oil products, within the financial markets or on an individual basis, using a range of instruments including forwards, futures, swaps and options.

These trading operations were already measured at fair value in the financial statements at December 31, 2004. The adoption of IAS 39 thus has no significant impact on equity in this respect.

•	Commodity derivatives not qualifying as hedges

Most electricity and gas purchase and sales contracts entered into by the Group provide for physical delivery of quantities intended to be consumed or sold by the entity within a reasonable period and as part of its ordinary business; such contracts are thus excluded from the scope of IAS 39. The Group nevertheless is a party to certain contracts which do qualify as derivatives within the definition of IAS 39 but were not so qualified in accordance with French GAAP accounting standards. These contracts have now been recognized in the balance sheet at fair value by adjusting consolidated reserves by €(77) million (on a pre-tax basis). Subsequent changes in the fair value of these contracts will be recognized as part of income from ordinary activities.

The contracts involved are mainly:

(i) those used in order to manage global exposure to certain market risks, a hedge strategy which is not recognized as such by IAS 39;

(ii) those entered into by the Group in order to improve margins by taking advantage of certain differences in market prices, notably in the case of strategies designed to manage product price risk

(including in the case of purchases of fuel and sales of electricity) involving the enterprise’s physical assets and aimed at optimizing sites’ operating performance;

(iii) sales contracts analyzed by IAS 39 as sales of options.

•	Commodity derivatives

The Group has also entered into certain commodity purchase and sales contracts which are excluded as a whole from the scope of IAS 39 but nevertheless contain particular clauses which meet the definition of a derivative provided by IAS 39. Such embedded derivatives have been separated from their host contracts and recognized in the balance sheet at fair value at January 1, 2005.

Restatement of these derivatives has an impact of €(118) million (on a pre tax basis) on shareholders’ equity.

Such embedded derivatives more specifically comprise:

(i)	price clauses linking contract prices to an index or to the price of a different commodity than the one contracted for,

(ii)	clauses modifying the duration of contracts, or

(iii)	clauses providing for indexation to foreign currencies not considered to be closely related to the host contract.

•	Balance sheet presentation of commodity derivatives

The provisions of IAS 32 relating to offsetting of financial assets and liabilities only authorize offsetting in the balance sheet of positive and negative market values of financial instruments in specific circumstances.

Recognition of commodity derivatives in accordance with IAS 32/39 has an impact on current and non-current financial assets of respectively €830 million and €226 million, and on current and non-current liabilities of respectively €1,055 million and €393 million.

2.3.3.6  Other adjustments

The other adjustments essentially comprise the implementation of IAS 39 by associates (the total +€45 million impact of which is disclosed within the “Investments in associates” caption), the recognition of cash flow hedges other than for commodities, and deferred tax relating to all the other adjustments (impact on equity of €106 million).

2.3.4  Reconciliation between equity in accordance with IFRS at December 31, 2004 (prior to adoption of IAS 32 & 39) and at January 1, 2005 (after adoption of IAS 32 & 39)

At January 1, 2005 the impact on shareholders’ equity of first-time adoption of IAS 32 and 39 may be analyzed as follows:

(Pre-tax amounts in millions of euros)		Explanatory note	Shareholder’s Equity	Minority interests	Total
Equity at December 31, 2004			7,922	5,086	13,008

Revaluation of available-for-sale financial assets			743	49	792
Of which (Group share):
Fortis shares	192	2.3.3.1
Other available-for-sale financial assets	528	2.3.3.2
Other items (1)	23
Changes in fair value of cash flow hedges			(263)	9	(254)
Of which (Group share):
Commodity derivatives	(162)	2.3.3.5
Debt related derivatives	(100)	2.3.3.3
Other items	(1)
Changes in fair value of hedges of net investments		2.3.3.4	73	(13)	60
Deferred tax			65	1	66
Sub-total impacts subject to recycling			619	47	666
Cumulative translation adjustment			(67)	11	(56)
Consolidated reserves			(357)	(9)	(366)
Of which (Group share):
Fortis (embedded derivatives and amortized cost)	(190)	2.3.3.1
Embedded commodity derivatives	(118)	2.3.3.5
Commodity derivatives not qualifying as hedges	(77)	2.3.3.5
Other items	(13)
Income taxes	41

Total impact IAS 32/39			195	49	244

Equity at January 1, 2005			8,117	5,135	13,252

(1)	mainly available-for-sale securities held by associates

NOTE -3 - SIGNIFICANT EVENTS

3.1 Business combinations carried out during the period

Under the Partnership Agreement signed between SNCF and Electrabel on October 21, 2002, SNCF, beyond the agreement authorizing Electrabel to market the SHEM’s (Société Hydroéléctrique du Midi) production capacity, holds a put option on 80% of SHEM’s share capital. This option was exercised by SNCF on January 20, 2005 in relation to a first tranche of 40% of SHEM’s capital which was sold to Electrabel on that date. The second 40% tranche will be automatically transferred to Electrabel within 2 years of the first option exercise date.

As Electrabel has controlled SHEM since the acquisition of the first 40% of the company’s capital, it has been fully consolidated in the Suez Group’s consolidated financial statements from January 20, 2005 based on an 80% interest.

Electrabel also granted SNCF an additional undertaking to purchase the residual 19.6% of SHEM’s capital held by SNCF.

The price set for the acquisition is €846.7 million.

The significant effects of this acquisition on the Group’s financial statements which could impact period-on-period comparisons are:

•	The recognition of a payable due to SNCF, recorded under “Other financial liabilities” in an amount of €499 million, reflecting Electrabel’s commitment to purchase the second 40% tranche of SHEM’s capital and the put option relating to SNCF’s residual 19.6% minority interest.

•	The recognition of €688 million in goodwill which has not yet been allocated to the acquired assets and liabilities.

3.2 Discontinued operations

In line with its strategy of withdrawing from the Communication sector, the Group sold the following companies in 2004:

Metropole TV

In January 2004, Suez sold 29.2% of the share capital of Métropole TV in a market transaction combined with a sale to institutional shareholders. Métropole TV was subsequently deconsolidated from January 1, 2004 and the €753 million gain on the disposal was recorded under “Net income from discontinued operations”.

The 5% of Métropole TV’s share capital retained by Suez is recorded under “Assets available for sale” in the consolidated balance sheet (see Note 16.1).

Noos

In accordance with a share purchase agreement entered into between Suez and United Global Com (UGC) on March 15, 2004, and further to the lifting of the applicable conditions precedent in June of that year, Suez sold Noos to UPC Broadband France, the holding company of the UGC France group, in which Suez acquired a 19.9% stake. The shareholding was included under “Assets available for sale” as of December 31, 2004 . The impact of this transaction was not material.

In first-half 2005, the Group’s business segments were the same as in 2004 (see Note 4.1).

3.3 Disposals

On September 13, 2002, the Belgian Federal Council of Ministers appointed ESO/Elia to manage the high-voltage electricity transmission network in Belgium. In line with the commitments made at that time, in 2005, Electrabel and SPE, ESO/Elia’s historic shareholders carried out an IPO in relation to their respective stakes, covering 40% of ESO/Elia’s capital. The disposal gain on this transaction amounted to €626.3 million. At June 30, 2005 Electrabel’s interest in ESO had decreased to 27.6% from 64.1% at December 31, 2004.

NOTE -4 - SEGMENT INFORMATION

In accordance with IAS 14, the Group’s primary segment reporting format is business segments and its secondary segment reporting format is geographical segments. This distinction reflects the Group’s organizational and management structure.

4.1 Business segments

After the early-2004 sale of its remaining investments in the Communication sector, Suez’s operations are organized around four core segments: Electricity and Gas, Energy Services, Environment and Other services. In order to make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (Suez Energy Europe - SEE) and International (Suez Energy International - SEI).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

Electricity and Gas:

•	Suez Energy Europe (SEE): SEE subsidiaries produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas in Europe, through Electrabel, Distrigaz and Fluxys (listed companies which are over 50%-owned by Suez),

•	Suez Energy International (SEI): SEI subsidiaries produce, transport, and, to a lesser extent, distribute electricity and natural gas internationally, primarily in the United States, Brazil, Chile, Thailand and the Middle East.

Suez Energy Services (SES) – These subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks.

Suez Environment (SE) – The subsidiaries operating in this business segment provide private individuals and local authorities with:

•	water management and water treatment services under concession contracts (Water management) and water purification facility design and construction services (Turnkey engineering), as well as,

•	waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

Other services – This segment includes the contributions of holding companies and entities used for centralized Group financing purposes.

The accounting policies applied to segment information are the same as those used for the consolidated financial statements.

4.1.1	Segment information – Income statement

First-half 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Elimin- ations	Total
Total revenues	7,054.2	2,777.6	9,831.8	5,146.5	5,273.3	0.0	(24.9)	20,226.7
- Income from operations (external sales)	7,044.8	2,777.6	9,822.4	5,133.6	5,270.7	0.0		20,226.7
- Inter-segment sales (intra-group)	9.4	0.0	9.4	12.9	2.6	0.0	(24.9)	0.0
Gross operating income (GOI)	1,597.1	683.2	2,280.3	306.3	884.4	(78.8)		3,392.2
Operating income/(loss)	1,033.7	450.5	1,484.2	212.7	458.8	(84.3)		2,071.4
- Changes in fair value of commodity derivative instruments	(255.8)	26.4	(229.3)	(1.1)	(0.2)	3.6		(227.0)
- Impairment of assets	0.0	(20.4)	(20.4)	(50.6)	(78.8)	(24.7)		(174.4)
- Restructuring costs	6.6	0.0	6.6	(51.5)	(18.8)	(2.8)		(66.5)
Segment income	784.5	456.5	1241.1	109.6	361.0	(108.2)		1,603.5
- Disposals of investments and items of PPE	642.6	18.1	660.7	6.1	320.4	30.2		1,017.4

Income/(loss) from ordinary activities	1,427.1	474.6	1,901.7	115.7	681.4	(78.0)		2,620.9

Share in income of associates	245.0	14.4	259.4	25.7	14.8	3.0		302.9

First-half 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Elimin- ations	Total
Total revenues	6,500.6	2,406.6	8,907.2	4,765.6	5,091.9	6.9	(34.5)	18,737.1
- Income from operations (external sales)	6,490.7	2,406.6	8,897.3	4,751.0	5,088.8	0.0		18,737.1
- Inter-segment sales (intra-group)	9.9	0.0	9.9	14.6	3.1	6.9	(34.5)	0.0
Gross operating income (GOI)	1,487.5	633.9	2,121.4	288.3	887.9	(101.1)		3,196.5
Operating income	882.7	413.0	1,295.7	159.3	569.3	(101.6)		1,922.7
- Changes in fair value of commodity derivative instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0
- Impairment of assets	33.9	0.0	33.9	0.6	13.3	(6.4)		41.4
- Restructuring costs	3.1	0.0	3.1	(7.0)	(6.2)	(5.1)		(15.2)
Segment income	919.7	413.0	1,332.7	152.9	576.4	(113.1)		1,948.9
- Disposals of investments and items of PPE	2.6	(7.3)	(4.7)	12.4	38.8	41.7		88.2

Income/(loss) from ordinary activities	922.3	405.7	1,328.0	165.3	615.2	(71.4)		2,037.1

Share in income of associates	218.6	11.2	229.8	1.2	23.2	1.7		255.9

Full-year 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Elimin- ations	Total
Total revenues	12,864.1	4,893.0	17,757.1	9,726.9	10,393.7	28.4	(86.0)	37,820.1
- Income from operations (external sales)	12,844.7	4,893.0	17,737.7	9,694.7	10,387.7	0.0		37,820.1
- Inter-segment sales (intra-group)	19.4	0.0	19.4	32.2	6.0	28.4	(86.0)	0.0
Gross operating income (GOI)	2,646.4	1,210.4	3,856.8	558.6	1,769.4	(210.1)		5,974.6
Operating income/(loss)	1,982.5	790.0	2,772.5	207.8	937.3	(188.8)		3,728.8
- Changes in fair value of commodity derivative instruments	0.0	0.0	0.0	0.0	0.0	0.0		0.0
- Impairment of assets	20.1	(0.6)	19.5	(9.0)	(207.9)	(67.6)		(265.0)
- Restructuring costs	(7.9)	0.0	(7.9)	(28.2)	(32.2)	(11.6)		(79.9)

Segment income	1,994.7	789.4	2,784.1	170.6	697.2	(268.0)		3,383.9
- Disposals of investments and items of PPE	6.0	(47.2)	(41.2)	19.6	80.1	96.7		155.2

Income/(loss) from ordinary activities	2,000.7	742.2	2,742.9	190.2	777.3	(171.4)		3,539.0

Share in income of associates	227.5	8.6	236.1	1.7	37.6	5.6		281.0

4.1.2	Segment information – Balance sheet

At June 30, 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Total
Segment assets	18,199.4	10,616.4	28,815.8	7,291.3	14.867.3	306.6	51,281.0
Segment liabilities	15,174.7	2,579.9	17,754.6	5,649.8	7,928.2	604.4	31,937.0
Investments in associates	2,267.3	125.5	2,392.8	3.6	233.6	116.3	2,746.3
Capital employed (at period-end)	7,171.1	8,797.9	15,969.0	1,874.8	7,843.2	433.6	26,120.6

At January 1, 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Total
Segment assets	15,224.8	9,150.5	24,375.4	7,082.4	14,153.3	373.9	45,985.0
Segment liabilities	12,214.8	1,955.8	14,170.6	5,471.9	7,688.6	717.7	28,048.8
Investments in associates	1,954.6	109.9	2,064.5	-19.5	345.1	112.6	2,502.7
Capital employed (at period-end)	7,119.0	7,950.0	15,069.0	1,831.7	7,531.2	560.6	24,992.5

At December 31, 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Total
Segment assets	14,420.2	9,201.6	23,621.8	7,078.9	14,161.5	393.7	45,255.9
Segment liabilities	11,428.2	1,448.9	12,877.1	5,466.4	7,708.1	705.3	26,756.9
Investments in associates	2,413.4	110.3	2,523.7	-19.5	345.1	88.9	2,938.2
Capital employed (at period-end)	7,119.0	7,950.0	15,069.0	1,831.7	7,531.2	560.6	24,992.5

4.1.3  Segment information – Cash flow statement

First-half 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Total
Gross cash flow before net financial expense and income tax	1,494.6	658.4	2,153.0	255.1	822.8	(93.9)	3,137.0
Acquisitions of property, plant and equipment and intangible assets (a)	626.3	150.8	777.1	108.0	423.1	13.9	1,322.1
Disposals of property, plant and equipment and intangible assets (b)	151.2	1.7	152.9	5.0	19.1	1.7	178.7

Full-year 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Total
Gross cash flow before net financial expense and income tax	2,700.0	1,191.4	3,891.4	499.2	1,639.1	(169.2)	5,860.5
Acquisitions of property, plant and equipment and intangible assets (a)	592.1	286.0	878.1	246.4	1,111.8	4.4	2,240.7
Disposals of property, plant and equipment and intangible assets (b)	137.1	9.6	146.7	17.5	189.5	0.2	353.9

(a)	Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in the amounts of trade payable to fixed assets suppliers, which totaled 100.8 million and €(56.7) million in first half 2005 and full-year 2004 respectively.

(b)	Disposals of property, plants and equipment and intangible assets presented in this table do not include the impact of the change in the amounts of receivable on sales of fixed assets, which totaled €(3.8) million and €(12.8) million in first-half 2005 and full-year 2004 respectively.

Gross cash flow before net financial expense and income tax at June 30, 2004 amounted to €3,052.8 million, including €1,505 million relating to SEE; €636.5 million relating to SEI; €256 million relating to SES; €783 million relating to SE and €(127.7) million relating to Other services.

4.2 Geographical segment

The amounts set out below are analyzed by:

•	destination of products and services sold for revenues;

•	by geographic location of the subsidiaries in relation to other information.

	Revenues			Segment assets			Investments		Capital employed
In millions of euros	June 30, 2005	June 30, 2004	Dec. 31, 2004	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004*
France	4,738.4	4,218.2	8,472.7	11,347.8	10,639.4	10,684.7	254.4	658.7	3,959.2	3,371.3
Belgium	5,596.3	5,758.0	11,695.0	13,858.4	11,950.1	11,430.1	278.7	425.1	1,688.8	2,712.8
Other EU countries	5,032.6	4,210.0	8,196.7	10,940.1	10,114.4	10,112.9	515.9	552.3	8,866.0	8,333.0
Other European countries	667.4	767.1	1,663.6	655.5	628.2	628.2	5.2	18.3	422.3	410.5
North America	1,876.5	1,698.1	3,501.3	7,033.9	6,195.9	5,948.2	106.4	246.1	5,058.5	4,753.3
South America	999.8	886.0	1,818.3	4,651.6	3,992.7	3,992.8	69.0	173.8	3,844.8	3,348.8
Asia-Pacific and the Middle East	1,017.3	926.7	1,895.5	2,364.8	2,120.7	2,115.5	80.8	122.0	2,068.5	1,841.8
Africa	298.3	273.0	577.1	428.9	343.6	343.5	11.7	44.4	212.5	221.0

Total	20,226.7	18,737.1	37,820.1	51,281.0	45,985.0	45,255.9	1,322.1	2,240.7	26,120.6	24,992.5

*	Capital employed remained unchanged at January 1, 2005 following the first-time application of IAS 32/39 (see 4.3 below, regarding the reconciliation of segment information with the consolidated financial statements).

4.3	Reconciliation of segment information with the consolidated financial statements

4.3.1  SEGMENT ASSETS

	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Intangible assets	1,941.2	1,921.0	1,921.0
Goodwill	6,021.6	5,322.3	5,322.3
Property, plant and equipment	23,257.5	21,976.3	21,976.3
Other receivables carried at amortized cost	19.2	75.0	75.0
Derivative financial instruments not related to net debt (Note 16.3)	4,620.1	1,122.2	0.0
Trade and other receivables (Note 16.5)	9,708.9	9,732.5	9,732.7
Inventories	1,174.2	1,145.6	1,145.7
Other current and non-current assets (Note 17)	4,538.3	4,690.1	5,082.9
TOTAL SEGMENT ASSETS	51,281.0	45,985.0	45,255.9

OTHER UNALLOCATED ASSETS	18,182.4	17,714.0	15,690.8

TOTAL ASSETS	69,463.4	63,699.0	60,946.7

4.3.2  SEGMENT LIABILITIES

	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Special concession accounts	1,474.0	1,449.0	1,449.0
Current and non-current provisions (Note 19)	11,188.5	10,964.7	11,007.4
Derivative financial instruments not related to net debt (Note 20.2)	5,207.8	1,513.2	0.0
Trade and other payables	7,295.4	7,419.6	7,424.5
Other current and non-current liabilities (Note 23)	6,771.3	6,702.3	6,876.0
TOTAL SEGMENT LIABILITIES	31,937.0	28,048.8	26,756.9

OTHER UNALLOCATED LIABILITIES	37,526.4	35,650.2	34,189.8

TOTAL LIABILITIES	69,463.4	63,699.0	60,946.7

4.3.3  CAPITAL EMPLOYED

	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
+ SEGMENT ASSETS	51,281.0	45,985.0	45,255.9
- SEGMENT LIABILITIES	(31,937.0)	(28,048.8)	(26,756.9)
+ Available-for-sale securities (excl. changes in fair value and disposals of short-term marketable securities)	1,545.0	1,724.2	1,724.2
+ Loans and advances to non-consolidated companies	2,397.2	2,459.7	1,853.0
+ Investments in associates (Note 16.1)	2,746.3	2,502.7	2,938.2
- Derivative financial instruments not related to net debt (Note 20.2)	587.7	391.0	0.0
- Other financial liabilities (Note 20.3)	(499.6)	(21.3)	(21.9)

= Capital employed	26,120.6	24,992.5	24,992.5

4.3.4 GROSS OPERATING INCOME
	June 30, 2005	June 30, 2004	Dec. 31, 2004
Operating income	2,071.4	1,922.7	3,728.8

- Depreciation, amortization and provisions	912.1	938.8	1,793.7
+ Financial income excluding interest	89.3	70.6	112.5
+ Share in income of associates (excl. impairment)	303.1	255.9	281.0
- Share-based payment (IFRS 2 ) and other adjustments	16.3	8.5	58.6

Gross operating income	3,392.2	3,196.5	5,974.6

NOTE -5 - DEPRECIATION AND AMORTIZATION EXPENSES

This item can be analyzed as follows:

In millions of euros	First-half 2005	First-half 2004	Full-year 2004
Depreciation and amortization
Intangible assets	(107.0)	(88.0)	(145.1)
Property, plant and equipment (1)	(860.0)	(957.6)	(1,825.8)
Reserves and provisions
Inventories and trade receivables	(8.7)	(77.5)	(144.7)
Contingencies and losses	47.5	162.1	279.2
Other	16.0	22.3	42.6

Total	(912.1)	(938.8)	(1,793.7)

(1)	Including financial depreciation (amortissement de caducité) of concession assets returned to the grantor at the end of the concession without consideration.

NOTE -6 - IMPAIRMENT

Further to significant unfavorable factors arisen during first-half 2005 (contractual disputes, downturn of the economic environment for certain business segments and countries), the Group reviewed the value in use of the assets affected by these events and recognized impairment losses on certain of these assets, particularly in SE’s activities (Manaus, Argentina etc.) and in SES’s activities in the Netherlands.

Discount rates of between 6.5% and 17.2% were used to calculate discounted future cash flows.

At June 30, 2005, impairments were recorded for €50 million on goodwill, €78 million on property, plant and equipment and intangible assets, and €49 million on financial assets.

Impairments recognized in 2004 related to the assets of concession holders in Argentina and to international contracts in the Environment segment.

NOTE -7 - RESTRUCTURING COSTS

In 2005, the Group continued its restructuring program mainly within the Energy Services segment, recording restructuring costs of €51.5 million, in GTI Nederland essentially.

Restructuring costs in 2004 were primarily recorded in the second half of the year and mainly related to the Energy Services and Environment segments for €28.2 million and €32.2 million respectively.

NOTE -8 - DISPOSALS OF INVESTMENTS AND OF ITEMS OF PPE

In 2005, this item mainly relates to the impact of the disposal of 36.6% of ESO/Elia further to the company’s IPO, representing a gain of €626.3 million (see Note 3), as well as the impact of the Group’s sale of its residual interest in Northumbrian, representing an amount of €262.8 million.

In the income statement for first-half 2004 as well as for full-year 2004, the impact of the main disposals and sales – carried out in the context of the group’s withdrawal from the communication sector – were presented on the line “Net income/(loss) from discontinued operations”, in accordance with IFRS 5 (see Note 3).

NOTE -9 - FINANCIAL LOSS

In millions of euros	First-half 2005	First-half 2004	Full-year 2004
Financial interests, net	(305.3)	(533.0)	(957.0)
Early redemption of bonds redeemable in Fortis shares	166.6
Other financial expenses	(202.5)	(228.6)	(471.2)
Other financial income	208.5	179.1	375.3

Net financial loss	(132.7)	(582.5)	(1,052.9)

9.1 Financial interests, net

This item primarily includes interest expenses related to borrowings (calculated using the effective interest rate), exchange differences arising from foreign currency borrowings, gains and losses arising from foreign currency and interest rate hedging transactions on borrowings, and interest and other income generated by short-term marketable securities, cash and cash equivalents.

In millions of euros	First-half 2005	First-half 2004	Full-year 2004
Interest on gross borrowings	(523.2)	(592.0)	(1,109.7)
Exchange differences on borrowings	89.4	(2.3)	20.2
Gains and losses related to debt hedging(1)	26.0	(0.5)	(4.2)
Income from short-term marketable securities, cash and cash equivalents	98.4	89.6	184.4
Change in fair value, impairment and disposals of short-term marketable securities (1)	4.1	(27.8)	(47.7)

Total	(305.3)	(533.0)	(957.0)

(1)	The impact of applying IAS 39 is described below (see Note 9.5).

9.2 Early redemption of bonds repayable in Fortis shares

In first-half 2005, the Group redeemed before due date the outstanding bonds repayable in Fortis shares and sold the 13.75 million Fortis shares available as a result of this transaction.

Following these transactions, which generated a net financial income of €166.6 million at June 30, 2005, the Group no longer holds any interests in Fortis.

The impact on equity and net debt of first-time adoption of IAS 32 and 39 related to these bonds and the underlying Fortis shares represented €2 million, comprising:

•	A positive impact of €192 million on equity “reserves subject to reclassification”, relating to the recognition of Fortis shares at fair value, classified as available-for-sale securities;

•	A negative impact of €190 million on retained earnings relating to the recognition of embedded derivatives at fair value and of the bonds at amortized cost.

(see Note 2 – Impacts of the transition to IFRS).

9.3 Other financial expenses

In millions of euros	First-half 2005	First-half 2004	Full-year 2004
Undiscounting adjustments to provisions	(165.0)	(157.7)	(329.4)
Interest on current liabilities	(19.1)	(8.9)	(18.2)
Exchange losses	(7.1)	(13.5)	(19.4)
Other	(11.3)	(48.5)	(104.2)

Total	(202.5)	(228.6)	(471.2)

9.4 Other financial income

In millions of euros	First-half 2005	First-half 2004	Full-year 2004
Income from non-current financial assets	80.5	63.6	104.8
Interest from current assets	13.6	9.6	27.5
Interest from loans and receivables carried at amortized cost	56.2	57.4	95.3
Exchange gains	4.2	5.7	3.7
Other	54.0	42.8	144.0

Total	208.5	179.1	375.3

The item “other” includes the €19 million positive impact of renegotiating Santa Fe’s debt in Argentina during the first half of 2005.

9.5 Impacts of the first-time adoption of IAS 32 and 39

The adoption of IAS 32 and 39 from January 1, 2005 led the Group to record net financial income of €26 million, which mainly corresponds to the net effect of derivative instruments hedging borrowings and remeasurement of assets and liabilities designated as hedged items in fair value hedges.

The impact of changes in the fair value of derivative instruments related to borrowings that do not meet the IAS 39 criteria for hedge accounting was not material during the period.

The application of the amortized cost method did not have a material impact on first-half 2005 net income.

NOTE -10 - INCOME TAX

10.1 Analysis of the income tax charge recognised in the income statements

The income tax charge for first-half 2005 and 2004 and full-year 2004 breaks down as follows:

In millions of euros	First-half 2005	First-half 2004	Full-year 2004
Current income tax	(492.2)	(368.8)	(625.8)
Deferred income tax	71.8	(135.3)	(303.6)

Total	(420.4)	(522.1)	(929.4)

The effective income tax rate for the six months ended June 30, 2005 was 16.9%, compared with 24.3% for the comparable prior year period. This decrease is due to the fact that the Group’s position in relation to untaxed capital gains and losses was more favorable in 2005 than in 2004.

10.2 Income tax recorded directly in equity

Changes in deferred taxes resulting from changes in the fair value of financial instruments recorded in equity “reserves subject to reclassification” were recognized directly in equity and represented a negative €7.6 million in first-half 2005.

NOTE -11 - EARNINGS PER SHARE

Numerator (in millions of euros)	First-half 2005	First-half 2004	Full-year 2004
Net income	1,542.8	1,367.2	1,721.8
Impact of dilutive instruments
Elimination of interest on convertible bonds	3.7	4.8	10.0
Diluted net income	1,546.5	1,372.0	1,731.8
Net income from discontinued operations	0.0	690.9	716.4
Impact of dilutive instruments	0.0	0.0	0.0
Diluted net income from discontinued operations	0.0	690.9	716.4
Net income from continuing operations	1,542.8	676.3	1,005.4
Impact of dilutive instruments
. Elimination of interest on convertible bonds	3.7	4.8	10.0
Diluted net income from continuing operations	1,546.5	681.1	1,015.4

Denominator
Average number of shares outstanding (in millions)	1,008.4	994.2	995.1
Impact of dilutive instruments
. Convertible bonds	12.4	13.0	13.5
. Stock subscription and purchase option plans reserved for employees	6.8	1.8	2.0
Diluted average number of shares outstanding	1,027.6	1,009.0	1,010.7

Earnings per share (in euros)
Earnings per share	1.53	1.38	1.73
Diluted earnings per share	1.50	1.36	1.70
Earnings per share from discontinued operations	0.00	0.70	0.72
Diluted earnings per share from discontinued operations	0.00	0.68	0.71
Earnings per share from continuing operations	1.53	0.68	1.01
Diluted earnings per share from continuing operations	1.50	0.68	0.99

The dilutive instruments taken into account for calculating diluted earnings per share are described in Note 18, “Equity” and Note 25 “Stock options”.

Stock options granted to employees between 1998 and 2001 have not been taken into account when calculating diluted earnings per share as they would have an anti-dilutive effect.

NOTE -12 - GOODWILL

12.1 Movements in the book value of goodwill

A. Gross book value
At January 1, 2004	5,410.9
Acquisitions	227.4
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	(58.2)
Adjustments arising from the subsequent recognition of deferred tax assets
Other	(141.2)
At December 31, 2004	5,438.9
Acquisitions	724.4
Disposals and goodwill classified as “assets held for sale”	0.0
Translation adjustments	144.6
Other	(113.4)
At June 30, 2005	6,194.5

B. Impairment
At January 1, 2004	0.0
Impairment losses	(109.0)
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	2.7
Other	(10.3)
At December 31, 2004	(116.6)
Impairment losses	(50.0)
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	(5.8)
Other	(0.5)
At June 30, 2005	(172.9)

C. Net book value = A + B
At January 1, 2004	5,410.9
At December 31, 2004	5,322.3
At June 30, 2005	6,021.6

Additional goodwill recorded in first-half 2005 primarily arose as a result of the first-time consolidation of SHEM (€688.2 million). The line “Other” mainly reflects a recovery of funds related to Electrabel Nederland. The main translation differences relate to fluctuations in the US dollar (€88.9 million).

In 2004, additional goodwill mainly arose from of the purchase of shares in Distrigaz (€44.0 million) and Fluxys (€82.5 million) previously held by Shell.

The impairment losses of €(109) million and €(50) million recorded in 2004 and first-half 2005 respectively are explained in Note 6.

Goodwill recognized on the acquisition of minority interests in companies already fully consolidated amounts to €4.1 million at June 30, 2005 and to €130.0 million at December 31, 2004. As there is no IFRS specific stipulation, it is recorded as described in Note 1.R.

12.2 Goodwill segment information

The net book value of the goodwill can be analyzed by business segments as follows:

In millions of euros	June 30, 2005	Dec. 31, 2004
Suez Energy Europe	2,826.1	2,260.1
Suez Energy International	456.5	414.0
Suez Energy Services	672.9	711.3
Suez Environment	2,043.7	1,914.5
Other	22.4	22.4
Total	6,021.6	5,322.3

The analysis above is based on the business segment of the acquired entity (rather than those of the acquirer).

NOTE -13 - INTANGIBLE ASSETS

13.1 Movements in the book value of intangible assets

In millions of euros	Customers portfolio	Software	Intangible rights related to concession contracts (1)	Other (2)	Total
A. Gross book value
At January 1, 2004	180.0	438.7	950.2	2,031.9	3,600.8
Acquisitions	2.5	58.7	27.8	11.5	100.4
Disposals	(3.1)	(7.4)	(44.3)	(27.0)	(81.8)
Translation adjustments	(0.3)	(2.6)	(1.4)	(36.2)	(40.5)
Changes in scope of consolidation	(2.6)	(4.2)	32.9	(18.7)	7.5
Other	(10.9)	(5.1)	(4.2)	70.2	50.0
At December 31, 2004	165.6	478.1	961.0	2,031.7	3,636.4
Acquisitions	1.6	15.5	1.2	159.9	178.1
Disposals	(4.4)	(1.4)	(0.1)	(114.1)	(119.9)
Translation adjustments	1.4	6.2	10.7	64.6	83.0
Changes in scope of consolidation	10.6	1.9	0.1	13.9	26.4
Other	9.9	(8.9)	26.9	(25.3)	2.6
At June 30, 2005	184.7	491.4	999.8	2,130.7	3,806.6

B. Accumulated depreciation and impairment
At January 1, 2004	(83.2)	(279.8)	(447.2)	(794.3)	(1,604.5)
Depreciation / Impairment	(11.5)	(71.4)	(32.1)	(94.7)	(209.7)
Disposals	4.6	13.3	1.4	58.2	77.5
Translation adjustments	0.3	2.6	0.6	17.4	20.8
Changes in scope of consolidation	(0.2)	2.6	(6.6)	2.1	(2.0)
Other	14.8	(13.6)	20.9	(19.7)	2.5
At December 31, 2004	(75.2)	(346.3)	(463.0)	(831.0)	(1,715.4)
Depreciation / Impairment (3)	(3.2)	(44.9)	(21.6)	(47.7)	(117.4)
Disposals	2.4	3.5	5.0	0.4	11.3
Translation adjustments	(1.0)	(5.6)	(1.8)	(28.9)	(37.3)
Changes in scope of consolidation	(0.4)	(0.7)	(0.1)	2.1	1.0
Other	(3.8)	8.3	(5.5)	(6.4)	(7.5)
At June 30, 2005	(81.1)	(385.7)	(487.0)	(911.5)	(1,865.4)

Net book value = A+B
At January 1, 2004	96.8	158.9	502.9	1,237.6	1,996.2
At December 31, 2004	90.4	131.8	498.0	1,200.7	1,921.0
At June 30, 2005	103.5	105.7	512.8	1,219.2	1,941.2

(1)	Suez Environment, through Aguas Andinas, its Chilean subsidiary, holds surface and underground water drawing rights. These rights are not amortized as they are granted indefinitely. The gross book value of these rights is located in “Other” for €82.6 million in the balance sheet at June 30, 2005.

(2)	This item also includes power station capacity entitlements. For reminder, the Group contributed in financing the construction of some nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These capacity entitlements are amortized over the utility length of the underlying assets, without exceeding 40 years. As of today, the Group holds entitlements in the Chooz B power plant in France and the MKV and HKV plants in Germany. At June 30, 2005 the net book value of these entitlements amounts to €672 million.

(3)	The depreciation recorded during the accounting period amounted to €11.9 million.

NOTE -14 - PROPERTY, PLANT AND EQUIPMENT

14.1 Movements in property, plant and equipment

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Capitalized dismantling and site rehabilitation costs	Fixed Assets under capital leases	Construction in progress	Other	Sub-total Assets owned outright	Assets under concession	Total property, plant and equipment
A. Gross book value
At January 1, 2004	1,927.8	4,826.7	27,488.2	1,784.7	672.5	1,988.6	2,363.6	2,140.8	43,192.9	2,702.0	45,894.9
Acquisitions	34.4	83.6	495.6	81.6	43.1	10.7	1,164.6	89.6	2,003.2	222.5	2,225.7
Disposals	(29.0)	(179.9)	(448.1)	(144.6)	(0.4)	(0.4)	(6.7)	(165.7)	(974.9)	(72.5)	(1,047.4)
Translation adjustments	(31.9)	(37.3)	(279.4)	(1.5)	4.7	(26.8)	(77.1)	(100.6)	(549.9)	(6.6)	(556.5)
Changes in scope of consolidation	(54.4)	(162.0)	(435.9)	5.9	0.0	62.8	9.6	19.2	(554.9)	95.7	(459.1)
Other	89.5	8.6	424.6	(367.7)	33.4	20.6	(901.6)	296.3	(396.2)	26.5	(369.7)
At December 31, 2004	1,936.3	4,539.7	27,244.9	1,358.5	753.4	2,055.5	2,552.3	2,279.6	42,720.2	2,967.6	45,687.9

Acquisitions	12.9	25.6	201.6	32.3	0.4	2.6	760.9	36.2	1,072.6	79.3	1,151.9
Disposals	(6.2)	(26.8)	(172.7)	(75.7)	(1.0)	(4.5)	0.0	(12.4)	(299.3)	(10.1)	(309.4)
Translation adjustments	72.9	430.3	876.1	13.3	6.2	45.9	134.3	190.7	1,769.7	8.9	1,778.6
Changes in scope of consolidation	(13.2)	(29.4)	(222.8)	(24.2)	(0.1)	9.0	(80.1)	19.9	(340.9)	(31.0)	(372.0)
Other	(595.3)	395.3	731.9	22.7	(45.4)	149.1	(732.1)	(22.8)	(96.6)	12.3	(84.3)
At June 30, 2005	1,407.4	5,334.8	28,659.0	1,326.9	713.5	2,257.5	2,635.3	2,491.2	44,825.7	3,027.0	47,852.7

B. Accumulated depreciation and impairment
At January 1, 2004	(790.2)	(1,487.1)	(16,560.1)	(1,209.3)	(521.0)	(705.4)	(4.5)	(925.1)	(22,202.8)	(660.2)	(22,863.0)
Depreciation charge/impairment loss (1)	(76.1)	(596.4)	(1,044.6)	(143.2)	(44.3)	(138.7)	(51.6)	(119.6)	(2,214.7)	(63.2)	(2,277.9)
Disposals	13.5	133.0	157.0	113.5	0.0	0.2	2.4	111.0	530.7	39.7	570.4
Translation adjustments	11.2	40.9	37.9	0.2	(4.1)	1.5	3.5	32.8	123.8	2.4	126.2
Changes in scope of consolidation	0.3	35.9	111.3	(1.7)	0.0	(6.0)	0.0	(4.1)	135.7	(13.5)	122.2
Other	(20.4)	64.7	515.3	301.2	(31.0)	18.4	1.9	(203.3)	646.9	(36.5)	610.5
At December 31, 2004	(861.6)	(1,809.0)	(16,783.3)	(939.4)	(600.4)	(829.9)	(48.3)	(1,108.4)	(22,980.3)	(731.3)	(23,711.6)

Depreciation charge/impairment loss (1)	(30.3)	(105.4)	(490.9)	(60.9)	(1.7)	(54.7)	(17.5)	(72.7)	(834.0)	(23.9)	(857.9)
Disposals	2.1	16.1	104.2	71.1	0.5	3.3	0.0	11.0	208.2	5.7	214.0
Translation adjustments	(24.1)	(139.4)	(222.9)	(8.7)	(6.0)	(4.0)	(7.2)	(65.6)	(477.9)	(1.7)	(479.6)
Changes in scope of consolidation	(0.7)	44.7	104.8	16.2	(0.5)	(4.1)	0.0	(2.7)	157.7	0.1	157.7
Other	400.2	(149.6)	(169.3)	4.5	5.2	(7.7)	0.8	0.9	85.1	(2.9)	82.1
At June 30, 2005	(514.3)	(2,142.6)	(17,457.4)	(917.2)	(602.9)	(897.1)	(72.2)	(1,237.6)	(23,841.2)	(754.0)	(24,595.2)

C. Net book value
At January 1, 2004	1,137.6	3,339.6	10,928.1	575.3	151.6	1,283.2	2,359.1	1,215.7	20,990.1	2,041.8	23,032.0
At December 31, 2004	1,074.7	2,730.7	10,461.7	419.1	153.0	1,225.6	2,504.0	1,171.1	19,740.0	2,236.4	21,976.3
At June 30, 2005	893.2	3,192.2	11,201.6	409.7	110.7	1,360.4	2,563.1	1,253.6	20,984.5	2,273.0	23,257.5

(1)	Impairment losses on property, plant and equipment amounted to €65.9 million at June 30, 2005 (see Note 6).

The main translation adjustments recorded in relation to the gross book value of property, plant and equipment at cost concern the US dollar (€834.5 million), the Brazilian real (€541.5 million) and the Argentine peso (97.4 million).

Changes in the scope of consolidation are related to the disposals of a heating network in the United States (€-335.1 million), the waste service services business in Canada (€-91.1 million) and Réaumur Participations (€-50.9 million), partially offset by the first-time consolidation of SHEM (€165 million).

The commissioning of plant and equipment in the Energy segment (decrease in construction in progress and increase in property, plant and equipment respectively for €732 million) explains the “other movements” at June 30, 2005.

14.2 Analysis by nature of the property, plant and equipment under capital leases

Property, plant and equipment under capital leases break down as follows:

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Other	Total
A. Gross book value
At December 31, 2004	41.0	280.4	1,490.2	240.4	3.5	2,055.5
At June 30, 2005	44.5	286.3	1,794.5	128.6	3.6	2,257.5

B. Accumulated depreciation and impairment
At December 31, 2004	(2.2)	(118.6)	(515.7)	(190.8)	(2.6)	(829.9)
At June 30, 2005	(2.5)	(130.7)	(667.4)	(93.5)	(2.9)	(897.1)

C. Net book value
At December 31, 2004	38.8	161.8	974.5	49.6	0.9	1,225.6
At June 30, 2005	42.0	155.6	1,127.0	35.1	0.7	1,360.4

14.3 Pledged and mortgaged assets

The liabilities for which certain items of the Group’s property, plant and equipment have been pledged as a guarantee amounted to €2,246.6 million at June 30, 2005, compared with €2,064.2 million at December 31, 2004. Maturities are as follows:

In millions of euros	June 30, 2005	Dec. 31, 2004
Expiry date

2005	345.0	249.8
2006	184.2	128.3
2007	149.0	161.6
2008	151.4	171.2
2009	146.4	168.4
Beyond 2009	1,270.6	1,184.9

Total	2,246.6	2,064.2

14.4 Firm commitments to purchase property, plant and equipment

In the ordinary course of their operations, some companies in the group have also entered into contracts for the purchase and the related third parties for the delivery of property, plant and equipment. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations as well as cogeneration plants and incinerators.

These commitments can be broken down by maturity as follows:

In millions of euros	June 30, 2005	Dec. 31, 2004
Expiry date

2005	885.2	672.7
2006	462.4	298.4
2007	156.5	98.7
2008	30.4	259.2
2009	4.0	222.4
Beyond 2009	212.3	44.6

Total	1,750.8	1,596.0

14.5 Contractual investment commitments

The Group has undertaken to make certain investments under concession contracts. The related contractual commitments amounted to €1,520.8 million at June 30, 2005, versus €1,436.7 million at December 31, 2004.

NOTE -15 - INVESTMENTS IN ASSOCIATES

15.1 Breakdown of investments in associates

	Carrying amounts of investments in associates			Share in income of associates
In millions of euros	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004	June 30, 2005	June 30, 2004	Dec. 31, 2004
Belgian mixed inter-municipal companies	1,853.8	1,861.5	1,846.4	178.5	175.8	162.5
Compagnie Nationale du Rhône (CNR)	489.2	455.8	458.8	33.4	14.0	22.8
Northumbrian	0.0	102.4	102.4	7.1	12.0	19.7
Elia	(134.9)	(420.8)	49.9	31.6	27.0	39.6
Other	538.2	503.8	480.7	52.3	27.1	36.4

Total	2,746.3	2,502.7	2,938.2	302.9	255.9	281.0

At December 31, 2004, the carrying amount of the Group’s investment in ESO/Elia amounting to € 49.9 million, was made up of the following two items:

•	The Group’s share in ESO/Elia’s equity restated in accordance with IFRS for a negative amount of € 431.2 million. This negative contribution of ESO/Elia is due to the elimination in the Group’s consolidated financial statements of the intercompany gain realised in 2002 when Electrabel transferred its transportation network to Elia at market value (through its subsidiary CPTE).

•	A portion of the long-term receivable of Electrabel towards ESO/Elia for a positive amount of € 481.2 million. This receivable and the negative Group’s share in ESO/Elia’s restated equity were offset, as Electrabel provided a significant part of ESO/Elia’s financing, particularly that granted in the context of the acquisition of the transportation network.

As from January 1, 2005, the Group presents all the financial assets covered by IAS 32/39 in one of the four categories defined in these standards. Therefore, the full amount of the long-term receivable due to the Group by ESO/Elia has been presented under “Loans and receivables carried at amortized cost”, leading to a € 481.2 million decrease in “Investments in associates”.

The other impacts of applying IAS 32/39 on the carrying amounts of investments in associates amount to € 45.7 million and relate to the adjustments recorded for the first-time adoption of these standards. They are described in Note 2.

Dividends received from associates in first-half 2005 and in 2004 amount to € 210.6 million and € 531.6 million respectively.

Goodwill recognized by the Group on the acquisition of associated companies are also included in this item for a net amount of € 134.5 million at June 30, 2005 compared with € 133.1 million at December 31, 2004.

15.2 Fair value of investments in listed associates

The carrying amount of investments in listed associates was negative by € 47.4 million at June 30, 2005 (compared with a positive € 187.8 million at December 31, 2004). The market value of these companies amounts to € 438.7 million and € 385.2 million at June 30, 2005 and December 31, 2004 respectively. The major changes during the period result from the sale of Northumbrian and also from the initial listing of ESO/Elia.

15.3 Key figures of associates

The first-half 2005 financial statements of CNR and ESO/Elia, which are accounted for under the equity method in the Group’s consolidated financial statements, have not yet been approved by their respective Boards of Directors. The key figures presented below therefore correspond to the 2004 financial statements prepared in accordance with Belgian GAAP for ESO/Elia and French GAAP for CNR.

Compagnie Nationale du Rhône (CNR)

In millions of euros	Dec 31, 2004	Dec 31, 2003
Balance sheet information
Total current assets	229	161
Total assets	3,199	3,194
Total current liabilities	140	136
Total liabilities	247	141
Equity	2,952	3,053
Total liabilities and equity	3,199	3,194

Income statement information
Revenues	607	558
Other operating income	12	8
Operating expenses	513	504
Net income	69	41

Elia System Operator (consolidated figures)

In millions of euros	Dec 31, 2004	Dec 31, 2003
Balance sheet information
Total current assets	245	302
Total assets	3,749	3,721
Total current liabilities	741	1,621
Total liabilities	2,651	2,637
Equity	1,098	1,084
Total liabilities and equity	3,749	3,721

Income statement information
Revenues	673	693
Other operating income	33	17
Operating expenses	520	497
Net income	67	106

NOTE -16 - FINANCIAL ASSETS

The Group’s financial assets are broken down into the following categories:

	June 30, 2005			January 1, 2005			December 31, 2004
In millions of euros	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Available-for-sale securities	2,313.5	—	2,313.5	2,222.6	1,424.5	3,647.1	1,548.1	1,339.3	2,887.4
Derivative financial instruments (incl. Commodities)	1,879.1	3,515.0	5,394.1	1,072.9	1,034.4	2,107.3	—	—	—
Loans and receivables carried at amortized cost	1,806.2	528.5	2,334.7	1,888.7	591.6	2,480.3	1,389.7	584.7	1,974.4
Trade and other receivables	—	9,708.9	9,708.9	—	9,732.5	9,732.5	—	9,732.7	9,732.7
Short-term securities	—	542.7	542.7	—	420.3	420.3	—	412.9	412.9

16.1 Available-for-sale securities

The Group’s main available-for-sale securities are as follows:

in millions of euros	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Listed securities
Gas Natural	321.6	302.0	244.2
Union Fenosa	152.7	117.2	105.5
Métropole TV (M6)	140.7	137.8	43.1
Acea	81.1	49.2	31.1
Cegedel	34.5	31.1	27.2
Fortis	—	1,424.5	1,232.7
Unlisted Communication sector companies	203.4	256.3	256.3
Other	1,379.5	1,329.0	947.3
Total available-for-sale securities	2,313.5	3,647.1	2,887.4

Movements in this item break down as follows:

At January 1, 2005	3,647.1
Acquisitions	89.6
Disposals, carrying amount	(98.2)
Changes in fair value recorded in the income statement	(28.9)
Changes in fair value recorded in equity	163.3
Changes in scope of consolidation, exchange rate fluctuations and other changes*	(1,459.4)

At June 30, 2005	2,313.5

*	including the derecognition of Fortis shares due to the early redemption of bonds repayable in Fortis shares.

Gains and losses on disposals of available-for-sale securities – recorded in the income statement under “Gains and losses on asset disposals” – totaled €31.5 million in first-half 2005.

At both December 31, 2004 and January 1, 2005, the current available-for-sale securities recorded in the Group’s balance sheet included the Fortis shares held in relation to bonds repayable in Fortis shares which were redeemed prior to maturity during first-half 2005 (see Note 9.2).

16.2 Loans and receivables carried at amortized cost

In millions of euros	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Advances to non-consolidated companies and loans	2,199.9	2,285.5	1,754.3
Other receivables carried at amortized cost	134.8	194.8	220.1

Total	2,334.7	2,480.3	1,974.4

Advances to non-consolidated companies and loans:

This item primarily includes the receivable due to the Group from its associate, ESO/Elia, in a net amount of €1,123.7 million at June 30, 2005.

These loans and advances break down as follows by maturity:

In millions of euros	2005	2006	2007	2008	2009	Beyond 2009	Total	Impact of measure- ment at amortized cost and impair- ment	Carrying amount
Advances to non-consolidated companies and loans	411.4	436.1	129.8	66.8	387.8	938.9	2,370.8	(170.9)	2,199.9

Analysis by currency:

June 30, 2005
€2,158.1
$48.7
£0.2
Other currencies	163.8
Total	2,370.8
Impact of measurement at amortized cost and impairment	(170.9)
Carrying amount	2,199.9

Analysis by type of interest rate:

June 30, 2005
Floating rate	1,648.2
Fixed rate	722.6
Total	2,370.8

The fair value of advances to subsidiaries and associates and loans stood at €2,202.9 million at June 30, 2005, compared with a carrying amount of €2,199.9 million.

16.3 Derivative financial instruments (including commodity derivatives)

This item includes the following financial instruments:

In millions of euros	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Derivatives hedging borrowings (1)	774.0	985.1	—
Commodity derivatives (2)	4,579.8	1,056.3	—
Derivatives hedging other items (2)	40.3	65.9	—

Total	5,394.1	2,107.3	—

(1)	These derivatives are included in the calculation of net debt (see Note 21).

(2)	These derivatives are included in the calculation of segment assets.

Commodity instruments (commodity derivatives and commodity contracts classified as derivative instruments), as well as derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in Notes 22.3 and 22.1.

16.4 Commitments given and received on securities

The liabilities for which financial assets have been pledged as a guarantee amounted to €520 million at June 30, 2005 (€553.6 million at December 31, 2004). Maturities are as follows:

In millions of euros	June 30, 2005	Under one year	Between one and five years	Over five years	Dec. 31, 2004
Collateral given: non-current financial assets:	520.4	13.4	167.0	340.0	553.6

A number of current assets and bank accounts have been pledged as collateral to cover the debt managed by several Group entities.

These can be analyzed as follows:

In millions of euros	June 30, 2005	Under one year	Between one and five years	Over five years	Dec. 31, 2004
Collateral given: current assets	38.2	1.6	18.9	17.7	NA
Collateral given: bank accounts	63.8	55.6	5.5	2.7	NA

Total commitments given	102.0	57.2	24.4	20.4

16.5 Trade and other receivables

	June 30, 2005			January 1, 2005
In millions of euros	Gross	Impair- ment	Net	Gross	Impair- ment	Net
Trade and other receivables	10,380.9	(672.0)	9,708.9	10,368.3	(635,8)	9,732.5

16.6 Short-term marketable securities

Short term marketable securities – which primarily comprise units in mutual funds and commercial paper – are included in the calculation of the Group’s net debt.

	June 30, 2005		January 1, 2005		Dec. 31, 2004
In millions of euros	Acquisition value	Carrying amount	Acquisition value	Carrying amount	Acquisition value	Carrying amount
Short-term marketable securities	528.1	542.7	436.1	420.3	442.1	412.9

NOTE -17 - OTHER ASSETS

	June 30, 2005			January 1, 2005			December 31, 2004
In millions of euros	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Reimbursement rights	1,449.5	139.8	1,589.3	1,385.6	155.0	1,540.6	1,385.6	155.0	1,540.6
Taxes	—	515.4	515.4	—	468.0	468.0	—	468.0	468.0
Other receivables	225.3	1,546.4	1,771.7	162.4	1,909.3	2,071.7	162.4	2,227.0	2,389.4
Prepaid expenses	127.7	534.2	661.9	130.6	479.2	609.8	131.9	553.0	684.9

Total	1,802.5	2,735.8	4,538.3	1,678.6	3,011.5	4,690.1	1,679.9	3,403.0	5,082.9

Reimbursement rights (see Note 1.O) include:

•	Electrabel’s reimbursement rights from the inter-municipal companies in relation to pension liabilities and related commitments for distribution business employees in an amount of €1,215.1 million (including a current portion of €139.8 million);

•	insurance policies taken out with Contassur, a related party, in order to finance Group pension plans and related benefits, representing €374.2 million.

Other receivables include operating receivables as well as current accounts concerning the related companies, SEP and GIE.

NOTE -18 - EQUITY

18.1 Share capital

At June 30, 2005, the Company’s share capital breaksdown as follows:

	June 30, 2005		Dec. 31, 2004
	Number of shares	Share capital	Number of shares	Share capital
Shares in issue
Fully paid up shares:
Ordinary shares with a par value of €2	1,024,073,979	2,048.10	1,020,465,386	2,040.90
Shares not fully paid up:
Ordinary shares with a par value of €2	None		None

Generally, each holder of shares is entitled to one vote per share at shareholders’ meetings. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

18.2 Movements in the number of shares outstanding

At January 1, 2004	993,578,534
Shares issued	12,785,580
Net acquisitions of treasury shares	1,369,027

At December 31, 2004	1,007,733,141
Shares issued	3,608,593
Net acquisitions of treasury shares	(456,435)

At June 30, 2005	1,010,885,299

18.3 Shares reserved for issue under options and other contracts

Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of €79.27. These bonds are redeemable in full on January 1, 2006 at a price of €96.04 each, corresponding to a 121.15% premium on the issue price. Each bond was originally convertible at the rate of 5

Suez shares for one bond. Since May 3, 2004 following a capital increase paid up by capitalizing reserves, the conversion rate has been adjusted to 5.22 Suez shares for one bond. At June 30, 2005 there were 2,135,545 bonds outstanding (versus 2,593,121 at December 31, 2004), convertible into 11,147,545 Suez shares (versus 13,536,092 at December 31, 2004).

Stock subscription options

The Group has also granted stock subscription options to its employees as part of the stock option plans. These plans are described in Note 25.

18.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the Annual General Meeting held on May 13, 2005. This program allows the Board of Directors to repurchase a maximum of 10% of the Company’s share capital as of the Annual General Meeting date. It also requires that the aggregate amount of acquisitions net of charges must not exceed the sum of €3.6 billion, the maximum purchase price must not exceed €36 per share and the minimum selling price may not be less than €16 per share. Details relating to these operations are provided in the report to the Ordinary and Extraordinary General Meeting in the Resolutions section of this document.

Under this program, 2,645,585 shares were purchased in first-half 2005 for a total of €55.8 million and 2,189,150 shares were sold for €45.2 million.

Treasury stock (see Note 1.M) deducted from consolidated equity at June 30, 2005 comprised 13,188,680 shares (versus 12,578,681 shares at December 31, 2004 and 13,656,943 shares at December 31, 2003) for a total value of €365.9 million (€352.3 million at December 31, 2004 and €372.6 million at December 31, 2003).

Of these, shares owned by fully or proportionately consolidated subsidiaries and deducted from equity totaled €3.5 million.

	Number of shares	Amount
January 1, 2005 (1)	12,732,245	355.3
Purchases by the parent company	2,645,585	55.8
Sales by the parent company	(2,189,150)	(45.2)
Sales by other Group companies	—	—

At June 30, 2005	13,188,680	365.9

(1)	The remaining treasury shares held by the Group at January 1, 2005 (153,564 shares with a value of €3.0 million), which were presented on the asset side of the balance sheet prior to the application of IAS 32, are now deducted from equity in accordance with said standard.

18.5 Changes in fair value (attributable to shareholders)

The table below sets out a break down of changes in fair value recognized directly in equity.

In millions of euros	Jan. 1, 2005	Changes	June 30, 2005
Available-for-sale assets	743.4	(44.2)	699.2
Derivative instruments classified as cash flow hedges (1)	(94.0)	(3.3)	(97.3)
Derivative instruments classified as net investment hedges	66.7	(128.1)	(61.4)
Commodity derivatives	(161.8)	25.1	(136.7)
Deferred tax	65.0	4.7	69.7
Translation adjustments		16.9	16.9

Total Equity “reserves subject to reclassification”	619.3	(128.9)	490.4

(1)	excluding commodity derivatives

18.6 Other disclosures concerning consolidated reserves

The €190.7 million in total consolidated reserves at June 30, 2005 included the legal reserve of Suez SA, amounting to €207.9 million. Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable reserves of Suez, the parent company, totaled €15,440.3 million at December 31, 2004.

NOTE -19 - PROVISIONS

In millions of euros	January 1, 2005	Alloca- tion	Reversals (utiliza- tion)	Reversals (surplus)	Change in scope of consolidation	Undiscounting adjustments (1)	Translation adjust ments (2)	Other (3)	June 30, 2005
Post-retirement benefit obligations	3,560.5	57.1	(91.3)	(60.6)	5.2	45.7	50.5	43.5	3,610.6
Reprocessing and storage of nuclear fuels	2,676.5	53.0	(7.3)	0.0	0.0	65.3	0.0	0.0	2,787.6
Renewals	750.2	85.8	(23.9)	(0.5)	(0.4)	0.0	1.3	(12.1)	800.4
Sector-related risks	189.1	23.1	(25.5)	(10.6)	(0.5)	0.0	0.0	9.5	185.1
Dismantling of plant and equipment	1,645.0	1.6	(5.1)	(0.2)	(4.0)	38.9	0.5	0.0	1,676.6
Warranties	80.0	12.4	(18.8)	(1.1)	(9.3)	0.0	1.6	1.7	66.5
Disputes, claims and tax risks	447.2	77.4	(47.4)	(39.7)	(5.5)	2.5	34.5	48.3	517.2
Site rehabilitation	430.0	19.2	(21.2)	(0.4)	1.1	6.4	5.3	0.1	440.4
Restructuring costs	198.7	48.4	(36.6)	(14.1)	(1.8)	2.4	1.1	(43.1)	155.0
Other contingencies	987.4	164.9	(176.3)	(13.8)	10.8	3.7	13.0	(40.5)	949.2

Total provisions	10,964.7	542.9	(453.5)	(141.1)	(4.5)	164.8	107.7	7.4	11,188.5

(1)	For post-retirement benefit obligations, the amount presented relates to the interest cost on the pension obligations, net of the expected return on plan assets.

(2)	Translation adjustments (€ 107.7 million) come mainly from the Group’s Latin American subsidiaries and break down evenly between the Energy sector (€ 53.7 million) and the Environment sector (€ 54 million).

(3)	”Other” corresponds primarily to reclassifications from one category to another.

The allocations, reversals and undiscounting adjustments are presented as follows in the income statement:

In millions of euros	Allocations	Reversals	Net allocation/ reversal
Income from ordinary activities	539.0	(586.5)	(47.5)
Other financial income and expenses	164.8		164.8
Other	3.9	(8.1)	(4.2)

Total	707.7	(594.6)	113.1

The different types of provisions and the calculation principles applied are described below.

Reprocessing and storage of nuclear fuels

When nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This provision covers all the costs related to the reprocessing cycle for the volume of nuclear fuel used calculated at period-end, including costs incurred through initial on-site storage, transportation of the fuel to a reprocessing center, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site, and finally disposal of the waste fuel.

The provision is based on actual internal costs incurred and on external costs determined on the basis of signed contracts with third parties, such as independent transporters, reprocessing and storage companies, or on the basis of detailed pricing proposals received from independent bodies. These estimates are based on current technical reprocessing capabilities. Actual costs incurred in the future may vary compared with the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time thanks to improvements in technology and increases in reprocessing capacities. However this trend is no indication as to likely future changes in these costs.

This provision has been calculated on the assumption that all nuclear fuel used will be reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has not yet definitively prescribed this option and it is not clear when the final decision will be made. It is extremely difficult to estimate the potential costs of this option given that the process, timetable, and location for storage are not yet known. Based on currently available information, it is unlikely that the costs to be accrued if the nuclear fuel were permanently stored would have a material impact on the valuation of the provision.

The provision is calculated to incorporate all existing or planned environmental regulatory requirements issued on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation which would materially impact the value of the provision.

Based on current forecasts for the operating lives of nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2080. The present value of the cost of the liability is based on a 5% discount rate, in line with long-term, risk-free interest rates.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials is responsible for controlling the process for recording provisions for these commitments. This process will be reviewed every three years. In 2005, the Committee approved the methods for measuring and recording provisions related to downstream operations.

Renewals

Provisions for renewals cover the obligation of concession holders to renew equipment. They are determined by estimating the cost of replacing the equipment, discounted each year at rates reflecting inflation factors. As the useful life of fixed assets other than water pipes and mains is shorter than the life of the contract, allocations in relation to these assets are recorded over their useful lives on an asset-by-asset basis, based on the respective replacement value. For water pipe systems, annual allocations to provisions are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Sector-related risks

Provisions for sector-related risks include provisions for specific risks concerning a business sector, provisions for contingencies relating to non-consolidated subsidiaries, as well as reserves covering warranties given in connection with divestments and which are likely to be called on. The estimated losses are assessed on the basis of the fair value of each program, net of selling expenses. Fair value is measured either based on the current market value, or by discounting future cash flows. Market value is based on similar recent transactions or on appraisals carried out by independent professional valuers.

Dismantling of plant and equipment

Certain plant and equipment, primarily including conventional and nuclear power stations, have to be dismantled at the end of their operation lives. This obligation may be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

An allocation to provisions is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset is depreciated on a straight-line basis.

The main plant and equipment concerned are nuclear power stations, for which the provision covers all dismantling-related costs, including:

•	removal of spent nuclear fuel, drainage of liquid systems, disconnection of operating systems;

•	full dismantling of the reactor core and biological shielding;

•	full dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of dismantling nuclear power stations are estimated every five years on the basis of a detailed analysis carried out by an independent expert. The most recent analysis was performed in 2000.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In February 2005, the Committee approved the methods for measuring and recording dismantling provisions. This decision did not have any impact on the Group’s financial statements.

Provisions for the legal and constructive obligations to dismantle conventional power stations and to restore sites are also measured on the basis of the most suitable technical and budgetary estimates.

Warranties

Provisions for warranties primarily concern companies active in the Energy Services sector that have a contractual commitment to maintain or replace equipment covered by a “total warranty” clause.

Site rehabilitation

Site rehabilitation provisions relate to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These provisions also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. The provisions are recorded over the period of the sites operation. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years within the European community) are discounted to present value. An asset is recorded as counterpart of the provision. This asset is depreciated in line with the depletion of waste storage volume or the need for coverage.

Other contingencies and losses

Other contingencies and losses mainly include reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE -20 - FINANCIAL LIABILITIES

The Group’s financial liabilities are classified under the following categories:

	June 30, 2005			Jan. 1, 2005			Dec. 31, 2004
In millions of euros	Non-Current Portion	Current Portion	Total	Non-current Portion	Current Portion	Total	Non-current Portion	Current portion	Total
Long-term borrowings	15,726.3	5,032.6	20,758.9	16,708.7	4,214.7	20,923.4	16,251.3	4,001.5	20,252.8
Derivative financial instruments (including commodities)	1,578.4	3,929.1	5,507.5	600.7	1,340.0	1,940.7	—	—	—
Trade and other payables	—	7,295.4	7,295.4	—	7,419.6	7,419.6	—	7,424.5	7,424.5
Other financial liabilities	499.6	—	499.6	21.3	—	21.3	21.9	—	21.9

Total	17,804.3	16,257.1	34,061.4	17,330.7	12,974.3	30,305.0	16,273.2	11,426.0	27,699.2

20.1 Borrowings

Borrowings are analyzed in Note 21 “Net debt”.

20.2 Derivative financial instruments (including commodities)

Financial liabilities measured at fair value are made up of derivative financial instruments, which break down as follows:

In millions of euros	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Derivatives on borrowings (1)	299.7	427.5	0.0
Commodity derivatives (2)	5,202.8	1,395.1	0.0
Derivatives on other elements (2)	5.0	118.1	0.0

Total	5,507.5	1,940.7	0.0

(1)	these items are included in the calculation of net debt (see Note 21).

(2)	these items are included in the calculation of segment assets.

Commodity instruments (derivatives and contracts classified as financial instruments), as well as derivatives and borrowings and other elements are set up as part of the Group’s risk management policy and are analyzed in Notes 22.3 and 22.1.

20.3 Other financial liabilities

Other financial liabilities break down as follows:

In millions of euros	June 30, 2005	Jan. 1, 2005	Dec. 31, 2004
Payables relating to the acquisition of financial assets	499.6	21.3	21.9

Total	499.6	21.3	21.9

NOTE -21 - NET DEBT

	June 30, 2005			January 1, 2005			December 31, 2004
In millions of euros	Non- current portion	Current portion	Total	Non-current portion	Current portion	Total	Non- current portion	Current portion	Total
Outstanding borrowings	15,428.4	4,905.1	20,333.5	16,459.8	4,048.8	20,508.6	16,438.1	3,880.8	20,318.9
Impact of amortized cost	(28.1)	127.5	99.4	56.0	139.3	195.3	(186.8)	120.7	(66.1)
Impact of fair value hedge (1)	326.0	—	326.0	192.9	26.6	219.5	—	—	—
Borrowings	15,726.3	5,032.6	20,758.9	16,708.7	4,214.7	20,923.4	16,251.3	4,001.5	20,252.8
Derivative financial instruments hedging debts (liabilities) (2)	233.1	66.6	299.7	168.2	259.3	427.5	—	—	—
Gross debt	15,959.4	5,099.2	21,058.6	16,876.9	4,474.0	21,350.9	16,251.3	4,001.5	20,252.8
Available-for-sale securities (3)	—	—	—	—	(1,424.5)	(1,424.5)	—	(1,232.7)	(1,232.7)
Securities held for trading	—	(542.7)	(542.7)	—	(420.3)	(420.3)	—	(412.9)	(412.9)
Cash and cash equivalents	—	(8,757.5)	(8,757.5)	—	(6,886.2)	(6,886.2)	—	(6,911.3)	(6,911.3)
Derivative financial instruments hedging debts (assets) (1)	(743.3)	(30.7)	(774.0)	(826.6)	(158.5)	(985.1)	—	—	—
Net cash	(743.3)	(9,330.9)	(10,074.2)	(826.6)	(8,889.5)	(9,716.1)	—	(8,556.9)	(8,556.9)
Net debt	15,216.1	(4,231.7)	10,984.4	16,050.3	(4,415.5)	11,634.8	16,251.3	(4,555.4)	11,695.9

(1)	This item corresponds to the revaluation of debt hedged against changes in fair value.

(2)	This item represents the fair value of derivatives instruments related to financial debts whether or not designated as hedges. It also includes instruments designated as net investment hedges.

(3)	Held for liquidity purposes (see Note 16.1)

21.1 Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (Suez Finance S.A., Suez Finance LP, Tractebel Cash Management Services, Electrabel Finance & Treasury Management - EFTM), before being redistributed to borrowing entities.

Intermediate pooling is performed either within each business (e.g., by Degrémont,Suez Environnement, etc.), or by geographic area (Suez Finance LP for the U.S., Suez Finance S.A., TCMS and EFTM for Europe, etc.).

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At June 30, 2005, no single counterparty represented more than 8.3% of cash surplus investments.

21.2 Debt/equity ratio

In millions of euros	June 30, 2005	January 1, 2005	December 31, 2004
Net debt	10,984.4	11,634.8	11,695.9
Shareholders’ equity	15,117.1	13,252.4	13,007.8
Debt/equity ratio	72.7%	87.8%	89.9%

21.3 Net debt by business segment

The breakdown by contracting business segment is as follows:

In millions of euros	June 30, 2005		January 1, 2005		December 31, 2004
	Gross	Net	Gross	Net	Gross	Net
SEE	3,272.7	(2,561.2)	2,547.2	(1,681.2)	2,502.7	(1,710.5)
SEI	3,118.1	2,336.0	2,809.8	1,978.6	2,667.6	2,099.5
SES	1,227.5	623.7	1,194.2	701.5	1,189.6	702.3
SE	4,621.9	3,794.8	4,580.3	3,790.6	4,521.7	3,753.0
Others	8,818.4	6,791.1	10,219.4	6,845.3	9,371.2	6,851.6

Total	21,058.6	10,984.4	21,350.9	11,634.8	20,252.8	11,695.9

The breakdown by business segment using net borrowings is as follows:

In millions of euros	June 30, 2005	January 1, 2005	December 31, 2004
SEE	(2,683.0)	(2,284.9)	(2,314.9)
SEI	6,616.9	6,549.7	6,670.6
SES	823.0	658.3	659.1
SE	4,442.6	4,512.2	4,474.2
Others (a)	1,784.9	2,199.5	2,206.9

Total	10,984.4	11,634.8	11,695.9

21.4 Net debt by category

The breakdown by category presented below is determined on the basis of principal amounts for gross borrowings and in terms of fair value for cash items.

In millions of euros	June 30, 2005	January 1, 2005	December 31, 2004
Bond issues	9,414.2	10,606.4	10,606.3
Commercial paper	1,862.0	1,108.1	1,108.1
Withdrawals on credit facilities	865.7	955.1	961.3
Capital leases	1,266.1	1,274.5	1,275.9
Other bank borrowings	5,634.4	5,278.6	5,270.1
Other borrowings	533.2	463.4	463.9

Total long-term borrowings	19,575.6	19,686.1	19,685.6

Bank overdrafts and cash current accounts	757.9	822.5	633.3

Total gross borrowings	20,333.5	20,508.6	20,318.9

Cash	(7,344.2)	(5,181.6)	(5,209.0)
Cash equivalents and short term marketable securities	(1,956.0)	(2,124.9)	(2,115.2)
Available-for-sale securities	—	(1,424.5)	(1,232.7)

Total net debt excluding derivative financial instruments and amortized cost	11,033.3	11,777.6	11,762.0

21.4.1 Borrowings and long-term debt by maturity

June 30, 2005 In millions of euros	TOTAL	2005	2006	2007	2008	2009	2010	Beyond 5 years
Bond issues	9,414.2	449.6	276.7	723.9	314.7	3,179.8	1,634.2	2,835.3
Commercial paper	1,862.0	1,862.0	—	—	—	—	—	—
Withdrawals on credit facilities (1)	865.7	223.1	133.2	34.7	28.4	446.3	—	—
Capital leases	1,266.1	42.9	105.6	112.6	97.9	92.3	77.7	737.3
Other bank borrowings	5,634.4	789.5	844.4	1,418.3	500.0	296.3	512.7	1,273.2
Other borrowings	533.2	158.1	86.1	53.0	10.4	88.0	9.6	127.9

Total long-term borrowings	19,575.7	3,525.2	1,446.0	2,342.5	951.4	4,102.7	2,234.2	4,973.7

Bank overdrafts and cash current accounts	757.9	715.7	42.2	—	—	—	—	—

Total gross borrowings	20,333.6	4,240.9	1,488.2	2,342.5	951.4	4,102.7	2,234.2	4,973.7

Cash and cash equivalents and short term marketable securities	(8,757.5)	(3,307.0)	(5,354.7)	(34.9)	(36.0)	(13.9)	(5.6)	(5.3)
Short-term cash investments	(542.7)	(16.7)	(295.6)	(95.0)	(64.5)	(34.9)	(25.0)	(11.0)

Total net debt, excluding derivative financial instruments and amortized cost	11,033.3	917.2	(4,162.1)	2,212.6	850.9	4,053.9	2,203.5	4,957.3

(1)	Credit facilities maturity scheduled corresponds to the maturity of the credit facility programs and no longer to the maturity of the withdrawals.

January 1, 2005 In millions of euros	TOTAL	2005	2006	2007	2008	2009	Beyond 5 years
Borrowings, gross	20,508.6	4,743.5	2,391.1	2,282.0	782.3	3,592.0	6,717.7
Cash, cash equivalents and short term marketable securities	(8,731.0)	(7,143.0)	(1,459.9)	(35.8)	(42.2)	(33.5)	(16.6)

Total net debt, excluding derivative financial instruments and amortized cost	11,777.6	(2,399.5)	931.2	2,246.2	740.1	3,558.5	6,701.1

December 31, 2004 In millions of euros	TOTAL	2005	2006	2007	2008	2009	Beyond 5 years
Borrowings, gross	20,318.9	4,553.8	2,391.1	2,282.0	782.3	3,592.0	6,717.7
Cash, cash equivalents and short term marketable securities	(8,556.9)	(7,160.9)	(1,267.9)	(35.8)	(42.2)	(33.5)	(16.6)

Total net debt, excluding derivative financial instruments and amortized cost	11,762.0	(2,607.1)	1,123.2	2,246.2	740.1	3,558.5	6,701.1

The Group uses financial vehicles for its external financing. The liabilities carried by these entities are not subject to financial covenants nor accounting ratios.

As regard to financing carried by operating entities, the Group may set up bank facilities, the availability and withdrawals of which are contingent on compliance with financial ratios.

The definition and levels of these ratios are set prospectively together with the lenders and are sometimes readjusted during the life of the facilities. Any failure to comply with these ratios and covenants will not have any impact on the financing set up in relation to the financial vehicles.

At June 30, 2005, no event of default had been declared on the financial borrowings taken out by the Group’s operating entities. All entities complied with the covenants and stipulations contained in the corresponding credit agreements, with the exception of certain financing arrangements in South America, regarding which negotiations are currently underway between Group representatives and the lenders concerned (see Note 26 dealing with the situation in Argentina), and certain local liabilities, guarantees or project financing arrangements, for which the covenants are renegotiated with the appropriate banking partners.

At June 30, 2005, confirmed undrawn credit facility programs were as follows:

In millions of euros	Confirmed undrawn credit facility programs
Maturity
2005	146.8
2006	475.5
2007	231.7
2008	186.4
2009	275.0
2010	1,295.0
Beyond 2010	4,668.5

Total	7,278.9

Of these undrawn programs, €1,862 million are allocated to covering commercial paper issues.

Undrawn confirmed credit lines mainly include a €4,500 million syndicated credit facility maturing in 2012, as well as several bilateral credit lines maturing in 2010. These lines are not subject to ratios or credit ratings.

At June 30, 2005, no single counterparty represented more than 10.1% of the Group’s confirmed undrawn credit facilities.

21.4.2  Borrowings and long-term debt by currency

Gross debt

	Including the impact of financial instruments						Excluding the impact of financial instruments
In millions of euros	06/2005%		01/2005%		12/2004%		06/2005%		01/2005%		12/2004%

	€12,554.2	62%	13,181.5	64%	13,200.2	65%	14,728.2	72%	15,459.7	75%	15,270.0	75%
	$4,905.8	24%	4,484.7	22%	4,276.3	21%	3,306.0	16%	2,997.6	15%	2,997.6	15%
	£538.3	3%	853.9	4%	853.9	4%	90.1	0%	142.5	1%	142.5	1%
Other currencies	2,335.2	11%	1,988.5	10%	1,988.5	10%	2,209.2	11%	1,908.8	9%	1908.8	9%

Total	20,333.5	100%	20,508.6	100%	20,318.9	100%	20,333.5	100%	20,508.6	100%	20,318.9	100%

Net debt

	Including the impact of financial instruments						Excluding the impact of financial instruments
In millions of euros	06/2005%		01/2005%		12/2004%		06/2005%		01/2005%		12/2004%

	€4,523.0	41%	5,636.6	48%	5,829.6	50%	6,672.4	60%	7,874.7	67%	7,859.1	67%
	$4,384.2	40%	4,090.5	35%	3,881.9	33%	2,813.3	25%	2,889.7	25%	2,889.7	25%
	£389.3	4%	704.5	6%	704.5	6%	(13.4)	0%	(249.9)	-2%	(249.9)	-2%
Other currencies	1,736.8	16%	1,346.0	11%	1,346.0	11%	1,561.0	14%	1,263.1	11%	1,263.1	11%

Total	11,033.3	100%	11,777.6	100%	11,762.0	100%	11,033.3	100%	11,777.6	100%	11,762.0	100%

21.4.3  Borrowings and long-term debt by interest rate

In millions of euros	Including the impact of financial instruments			Excluding the impact of financial instruments
	06/2005	01/2005	12/2004	06/2005	01/2005	12/2004
Floating rate	12,771.2	11,613.2	11,423.5	7,770.4	6,915.2	6,933.9
High	22.5%	21.6%	21.6%	22.5%	21.6%	21.6%
Low	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Weighted average	3.6%	3.6%	3.6%	3.7%	3.7%	3.7%
Fixed rate	7,562.3	8,895.4	8,895.4	12,563.1	13,593.4	13,385.0
High	22.5%	17.3%	17.3%	22.5%	21.3%	21.3%
Low	0.1%	0.0%	0.0%	0.1%	0.0%	0.0%
Weighted average	5.4%	5.0%	5.0%	5.3%	5.4%	5.4%

Floating interest rates are generally linked to inter-bank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2,9% at June 30, 2005 and 2.8% at December 31, 2004. The weighted average interest rate applied to long-term debt was 4,4% at June 30, 2005 and 4.3% at December 31, 2004.

Cash and cash equivalents are mainly subject to floating rates.

21.4.4  Market value of borrowings and long-term debt

Excluding financial instruments, the market value of borrowings and long-term debt at June 30, 2005 was €21,953.3 million, compared to a carrying amount of €20,758.9 million (€21,191 million for a carrying amount of €20,071.8 million at December 31, 2004). Including financial instruments, the market value of borrowings and long term debt was €21,478.5 million compared to a carrying amount of €20,284.0 million (€21,546.4 million for a carrying amount of €20,071.8 million at December 31, 2004).

21.5  Commitments related to financing

In millions of euros	June 30, 2005	Maturing within one year	Maturing within 1 to 5 years	Maturing in more than 5 years	December 31, 2004

Personal collateral given for borrowings	732.2	81.1	247.1	404.0	1,111.1
Financing commitments given	434.1	13.7	86.8	333.6	49.3

Total commitments given	1,166.3	94.8	333.9	737.6	1,160.4

Other guarantees received	131.1	25.5	35.0	70.6	170.1
Financing commitments received	7,907.6	763.4	2,411.1	4,733.1	6,842.5

Total commitments received	8,038.7	788.9	2,446.1	4,803.7	7,012.6

NOTE -22 - DERIVATIVES INSTRUMENTS AND EXPOSURE TO MARKET RISKS

Purpose of derivatives instruments

The Group uses derivatives instruments mainly to manage its exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. Except for specific energy trading contracts, these instruments are generally used to hedge assets, liabilities or future cash flows.

Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group’s counterparties are diversified and are selected on the basis both of the Group’s knowledge of them and their assigned credit rating.

In commodity trading, credit limits are set in line with counterparties’ credit rating. When necessary, counterparty risks are limited by obtaining letters of credit or guarantees or by signing netting agreements.

At June 30, 2005, no single counterparty represented over 20.2% of the notional amount of the Group’s financial instruments.

22.1 Currency risk and interest rate risk

Currency risk

By nature of its business, the Group is mainly exposed to financial statement conversion risk (see below); its exposure to transaction risk is limited as subsidiaries’ operating transactions are mostly denominated in local currencies.

Therefore, the Group’s currency hedging strategy mainly consists of managing balance sheet exposures (financial statement conversion risk). Financial statement conversion risk is defined as negative impact that may be caused by fluctuations in foreign exchange rates on 1) the carrying amount of the assets held by foreign operations and 2) income statement items.

The first step, where applicable, consists of converting the asset into a position in a single currency (this is the case of a foreign subsidiary that has a debt or a purchase contract in a currency other than its local currency and carries out a transaction to convert that debt or contract into its functional currency).

The single currency exposure is then hedged by a borrowing in the same currency contracted by one of the subsidiary’s parent companies or through the use of derivatives that offset the effects of changes in the functional currency of the foreign operation.

This policy is not applied, however, when the cost of the hedge (corresponding to the interest rate in the functional currency) is too high. This is the case in Brazil where, because of a too high interest rate differential and the indexation of our revenues, the Group has taken out “catastrophes” hedging, ie insurance against a strong depreciation of the currency.

Interest rate risk

To optimize borrowing costs and/or reduce its exposure to interest rate risk, the Group uses hedging instruments (interest rate swaps, FRAs, caps, floors, etc.) that modify the fixed/variable rate structure of its debt.

At June 30, 2005, around 63% of Group debt was at variable rates and 37% at fixed rates after taking into account hedging instruments. As substantially all cash surpluses are invested short-term, 69% of net debt at June 30, 2005 was fixed rate, a percentage that eliminates sensitivity to changes in interest rates in the short term.

Notional amounts and market values

The notional amounts shown in the tables in Note 22.1 correspond to the financial instruments’ face values. They are not representative of the discounted present value of the amounts to be exchanged between the parties and do not therefore reflect the Group’s exposure arising from the use of these instruments.

Notional amounts in foreign currencies are converted into euros at the period-end exchange rate.

The market value of currency and interest rate instruments is determined by discounting future cash flow differentials or on the basis of prices quoted by external financial institutions. As a result, these estimates do not necessarily exactly reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

Financial instruments held as hedges of interest rate and currency risks break down as follows:

			Notional contract amounts by maturity
	Average rate		At June 30, 2005								Market value
(in millions of euros)			2005	2006	2007	2008	2009	2010	> 5 years	Total
Interest rate swaps – fixed rate borrower			423.2	266.1	600.4	467.3	357.8	363.5	436.4	2,914.7	(120.0)
	€5.4%		352.7	108.3	314.2	180.8	101.5	119.5	362.3	1,539.3	(83.4)
	£5.4%					20.8		148.3		169.1	(7.8)
US$	4.3%		29.6	49.8	277.1	255.9	245.5	88.1	55.7	1,001.7	(18.9)
Other currencies	4.8%		40.9	108.0	9.1	9.8	10.8	7.6	18.4	204.6	(9.9)
Interest rate swaps – fixed rate lender			1,328.2	76.5	31.5	83.5	1,526.0	1,539.3	2,054.4	6,639.4	391.0
	€4.8%		1,273.4	67.1	31.5	83.5	1,476.4	1,539.3	2,054.4	6,525.6	387.2
US$	5.7%		54.8	9.4			49.6			113.8	3.8
Interest rate swaps - variable/variable			—	3.7	122.7	19.0	330.8	—	—	476.2	(2.3)
	€—			3.7	122.7					126.4	0.7
US$	—					19.0	330.8			349.8	(3.0)
FRA (Forward Rate Agreements) - buyer			—	198.3	—	—	—	—	—	198.3	(1.3)
	€4.8%			198.3						198.3	(1.3)
Caps – buyer			17.0	58.1	115.0	22.2	1,016.4	630.9	1,750.0	3,609.6	94.9
	€4.6%		14.1	49.9	106.8	13.7	677.4	600.0	1,750.0	3,211.9	93.3
US$	4.8%		2.9	8.2	8.2	8.5	339.0	30.9		397.7	1.6
Caps – seller			—	39.7	—	—	—	—	—	39.7	—
	€6.1%			39.7						39.7	—
Floors – buyer			—	100.0	—	—	—	—	—	100.0	0.7
	€2.8%			100.0						100.0	0.7
Floors – seller			0.7	3.4	4.4	3.5	2.9	24.8	—	39.7	—
US$	5.5%		0.7	3.4	4.4	3.5	2.9	24.8		39.7	—
Collars - cap buyer / floor seller (interest rate)			220.3	—	—	—	—	66.1	—	286.4	(1.1)
US$	3.9	% - 5.8%	220.3					66.1		286.4	(1.1)
Collars - cap seller / floor buyer (interest rate)			3.2	3.7	4.2	4.8	5.5	—	—	21.4	0.6
	€2.4	% - 3.4%	3.2	3.7	4.2	4.8	5.5			21.4	0.6
Cross Currency swaps (interest payments) – borrower			7.7	50.2	209.1	70.9	633.5	305.5	98.9	1,375.8	160.7
US$				41.3	57.4	41.4	621.4	157.1	98.9	1,017.5	156.6
£								148.4		148.4	(1.8)
Other currencies			7.7	8.9	151.7	29.5	12.1			209.9	5.9
Cross Currency swaps (interest payments) – lender			60.3	148.8	—	29.5	57.9	191.0	126.4	613.9	21.3
€			13.8	8.8				100.0	50.0	172.6	23.7
US$			38.1	18.3			57.9	91.0		205.3	1.6
£			8.4	4.1						12.5	(4.6)
Other currencies				117.6		29.5			76.4	223.5	0.6
Forex swaps - borrower			1,157.6	174.7	11.9	93.6	15.0	27.8	70.3	1,550.9	(14.8)
£			314.0			39.5				353.5	(8.2)
US$			784.1	2.5		40.9			70.3	897.8	(7.5)
Other currencies			59.5	172.2	11.9	13.2	15.0	27.8		299.6	0.9
Forex swaps – lender			169.4	34.4	9.4	11.0	—	—	—	224.2	(23.8)
£			37.6							37.6	(0.3)
US$			125.2	34.4	9.4					169.0	(22.3)
Other currencies			6.6			11.0				17.6	(1.2)
Forward contracts – buyer			143.5	204.1	92.1	8.5	—	—	1.1	449.3	(20.2)
€			1.6	0.8	2.3					4.7	0.1
£			26.1	47.8	37.6	3.1				114.6	2.5
US$			110.2	155.5	52.2	5.4			1.1	324.4	(23.4)
Other currencies			5.6							5.6	0.7
Forward contracts - seller			299.2	243.1	39.9	8.2	6.0	6.0	56.6	659.0	7.8
€			8.6	6.0	6.0	6.0	6.0	6.0	56.6	95.2	20.4
£			83.6	185.7	32.2	1.6				303.1	(3.9)
US$			117.4	42.3	0.1					159.8	(7.2)
Other currencies			89.6	9.1	1.6	0.6				100.9	(1.5)
Currency options – purchased calls			471.4	—	—	—	—	—	—	471.4	—
US$			471.4							471.4	—
Currency options – written calls			57.9	—	—	—	—	—	—	57.9	—
US$			57.9							57.9	—
Collars - purchased call/written put (currency)			11.6	—	—	—	—	—	—	11.6	0.2
US$			11.6							11.6	0.2
Collars – written call/purchased put (currency)			0.6	—	—	—	—	—	—	0.6	—
Other currencies			0.6							0.6	—

TOTAL			4,371.1	1,601.4	1,236.2	818.5	3,948.9	3,130.1	4,594.1	19,740.0	493.7

Interest rate instruments

	Notional	Fair value
Fair value hedges (a)	5,230.7	336.2
Cash flow hedges (b)	1,626.6	(72.4)
Hedges of the net investment in foreign operations (c)	27.1	0.0
Instruments not qualified as hedges (d)	7,441.1	98.7

Total	14,325.5	362.5

Currency instruments

	Notional	Fair value
Fair value hedges (a)	859.3	(24.2)
Cash flow hedges (b)	510.7	24.0
Hedges of the net investment in foreign operations (c)	2,881.5	12.2
Instruments not qualified as hedges (d)	1,163.0	119.2

Total	5,414.5	131.2

Total interest rate and currency instruments	19,740.0	493.7

(a)	Interest rate instruments qualified as fair value hedges correspond mainly to interest rate swaps transforming fixed rate debt into variable rate debt. The Group also qualifies foreign currency derivatives as fair value hedges of firm foreign currency commitments.

(b)	Cash flow hedges correspond mainly to interest rate derivatives hedging variable rate bonds and foreign currency derivatives hedging future operation cashflows denominated in foreign currency.

(c)	The Group uses mainly cross-currency swap interest rate swaps as hedges of net investments in foreign operations.

(d)	Instruments not qualified for hedge accounting correspond to instruments that may not be designated as hedges or do not meet the hedge effectiveness criteria. Even if, in substance they represent hedges of debt. The impact of foreign currency instruments not qualified as hedges is almost entirely offset by the foreign currency gains and losses on theunderlying foreign currency assets or liabilities.

These instruments are included in the calculation of net debt for an amount of €480.9 million (€774.0 million in assets – see Note 16.3; €299.7 million in liabilities – see Note 20.2).

22.2 Derivatives on unlisted equity instruments

The Group has entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative as set out in IAS 32/39.

The main commitments outstanding at June 30, 2005, are as follows:

Commitment regarding CNR shares

At January 1, 2005, Electrabel held a call option on 22.22% of CNR’s share capital, with the counterparty to the transaction holding a symmetrical put option on Electrabel. The exercise of these options is contingent on the repeal of the “Murcef” Act and on whether Electrabel’s interest in CNR represents more than 50% of CNR’s share capital.

Commitments regarding shares held in the capital of mixed inter-municipal entities

In application of the legal and regulatory provisions providing for the gradual deregulation of energy distribution activities previously entrusted to mixed inter-municipal entities, as well as the reduction of Electrabel’s interest in said entities to below 50% of their share capital, the Group entered into a number of general agreements with its local partners from 2002 onwards. These agreements were set up in light of the new regulatory environment with a view to maintaining as far as possible the financial and operational equilibrium that existed in the energy sector before the deregulation measures.

Electrabel has undertaken to reduce its interest in line with certain thresholds set by region. The conditions under which Electrabel will sell its interests in the inter-municipal entities to its local partners, and the timeframe for such sales, have been defined separately according to each region.

Accounting treatment

In accordance with IAS 32/39, these derivative instruments were not valued in the Group’s financial statements at January 1, 2005 (opening balance sheet under IAS 32/39) and June 30, 2005 since the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. The main factors affecting the volatility of these financial instruments relate to:

•	For CNR, uncertainties as to the repeal of the “Murcef” Act.

•	For the inter-municipal entities, new developments in electricity and gas legislation in Belgium: electricity legislation is currently being revised, and the regulatory authorities (CREG) are still to validate the level of remuneration applicable to inter-municipal entities.

22.3 Commodity risk

22.3.1 Hedging transactions

In the normal course of business, the Group is exposed to risks associated with changes in commodity prices, primarily on the gas and electricity markets.

In the first half of 2005, the growing liquidity of these markets enabled the Group to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probably future sale transactions.

At June 30, 2005, the Group did not hold any fair value hedges.

Notional amounts and maturities

Financial derivatives instruments held to manage the Group’s exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity derivatives	Notional amounts (net)* In thousands of MMBTU at June 30, 2005
	2005	2006	2007	2008	2009	2010	> 5 years	Total
CASH FLOW HEDGES	(4.1)	66.5	33.8	0.4	(22.1)	(23.1)	(5.1)	46.4
NATURAL GAS AND ELECTRICITY	(61.5)	(39.7)	(48.0)	(25.8)	(22.1)	(23.1)	(5.1)	(225.2)
Swaps	(65.8)	(64.1)	(79.0)	(39.3)	(23.4)	(23.4)	(5.1)	(299.9)
Options	0.4	21.9	18.3	11.0				51.6
Forwards/futures	3.9	2.4	12.8	2.4	1.3	0.3		23.2
FUEL, GAS OIL AND HEATING OIL	57.4	106.2	81.7	26.2				271.6
Swaps	57.4	96.6	72.1	19.8				245.9
Options		9.6	9.6	6.4				25.7
Forwards/futures

TOTAL	(4.1)	66.5	33.8	0.4	(22.1)	(23.1)	(5.1)	46.4

*	long position/(short position)

Fair value and maturities

The fair values of financial derivatives instruments held to manage the Group’s exposure to changes in commodity prices at June 30, 2005 are analyzed below based on contract maturities:

Commodity derivatives	Fair value at June 30, 2005 in millions of euros
	2005	2006	2007	2008	2009	2010	> 5 years	Total
CASH FLOW HEDGES	(8.9)	(65.4)	(2.9)	(15.9)	(31.8)	(28.2)	(1.5)	(154.7)
NATURAL GAS AND ELECTRICITY	(158.3)	(216.8)	(127.7)	(73.9)	(31.8)	(28.2)	(1.5)	(638.3)
Swaps	(160.5)	(198.6)	(161.3)	(76.6)	(35.1)	(28.8)	(1.5)	(662.4)
Options	(0.7)	(17.5)	(8.5)	(4.6)				(31.3)
Forwards/futures	2.8	(0.7)	42.1	7.3	3.3	0.6		55.4
FUEL, GAS OIL AND HEATING OIL	149.5	151.4	124.7	58.0				483.6
Swaps	149.5	134.3	107.4	47.1				438.2
Options		17.1	17.4	10.9				45.4
Forwards/futures

TOTAL	(8.9)	(65.4)	(2.9)	(15.9)	(31.8)	(28.2)	(1.5)	(154.7)

Changes in fair value

Changes in fair value of commodity derivatives recognized in equity and in income are set out below :

	June 30, 2005
Commodity derivatives	Gains and losses recognized in equity during the period – effective portion of the hedge (in millions of euros)	Gains and losses reclassified from equity into income during the period (in millions of euros)	Gains and losses recognized in income during the period – ineffective portion of the hedge (in millions of euros)	Amounts deducted from equity in 2005 and recognized in the initial cost of a non-financial asset/liability (in millions of euros)
CASH FLOW HEDGES
NATURAL GAS AND ELECTRICITY	(107.0)	(107.2)	(15.0)
Swaps	12.2	13.2	(0.8)
Options			(7.6)
Forwards/futures	(119.2)	(120.4)	(6.7)
FUEL, GAS OIL AND HEATING OIL	182.1	52.2	45.4
Swaps	2.4
Options
Forwards/futures	179.7	52.2	45.4

TOTAL	75.1	(55.0)	30.3

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price changes and may also be modified by new transactions.

22.3.2 Energy trading

The Group carries out spot and forward transactions in natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. The transactions are executed in Europe and the United States using various instruments, including (a) futures contracts providing for physical delivery of the underlying comodities, (b) swaps providing for payment to or by counterparties of an amount corresponding to the difference between a fixed and a variable price for a commodity, (c) options and other contracts. The Group uses commodity derivatives to optimize the prices offered to customers and also in connection with proprietarytrading positions.

In accordance with internal risk management procedures, fair value calculations and market and credit risk management transactions are carried out by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Fair values and risk exposures are calculated on a daily basis. Information about the credit quality of the Group’s energy trading counterparties is collected and assessed daily and credit limits are systematically adjusted based on financial data concerning these counterparties.

The contribution of trading activities to operating income was €48 million in first-half 2005 (based on IFRS) and €24 million in first-half 2004 (based on French Gaap but with similar accounting treatment). The contribution of trading activities corresponds to the net margin on these transactions after trading fees.

Notional amounts and maturities

The notional amounts of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts), and their maturities are shown below:

Commodity derivatives

	2005	Notional amounts (net)* in thousands of MMBTU at June 30, 2005
Commodity derivatives		2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	928.5	813.4	195.5	33.3	1.8	1.8	0.6	1975.0
Swaps	59.0	23.9	8.4	2.4	1.8	1.8	0.6	97.8
Options	21.5	20.5	2.0					44.0
Forwards/futures	848.1	769.1	185.2	30.9				1833.2
FUEL, GAS OIL AND HEATING OIL	209.2	128.5	58.4	16.8				412.9
Swaps	209.2	128.5	58.4	16.8				412.9
Options								0.0
Forwards/futures								0.0
CRUDE OIL	52.2	67.8						120.0
Swaps	52.2	52.3						104.5
Options	0.0	15.5						15.5
Forwards/futures

TOTAL	1,190.0	1,009.7	254.0	50.1	1.8	1.8	0.6	2,507.9

*	long position/(short position)

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of the Group’s exposure to market or credit risks. The notional amounts reported above for the various maturities are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of the Group’s price risk management policy, within the limit of available funds.

Fair value

The following table shows the fair values of derivative instruments used in energy trading activities at June 30, 2005 (based on IFRS) and June 30, 2004 (based on French Gaap).

In millions of euros	Fair value at June 30, 2005	Fair value at June 30, 2004
Natural gas and electricity	24.4	14.7
Fuel, gas oil and heating oil	18.6	0.1
Crude oil	6.0	(2.9)

TOTAL	49.0	11.9

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

The table below shows the fair values of instruments held by the Group at June 30, 2005 for its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

	2005	Fair value at June 30, 2005					> 5 ans	Total fair value
In millions of euros		2006	2007	2008	2009	2010
Price quoted on an organized market	(22.6)	18.2	7.3	(0.8)	(0.5)	(0.5)	1.5	2.6
Price provided by other external sources	(42.2)	26.9	6.5	(0.6)				(9.5)
Price based on models or other valuation methods	44.3	14.3	0.4	(1.1)	(1.0)	(1.0)		55.9

Total	(20.5)	59.4	14.2	(2.5)	(1.5)	(1.5)	1.5	49.0

Changes in fair value

Commodity derivatives

	June 30, 2005	June 30, 2004
	Changes in fair value (in millions of euros)	Changes in fair value (in millions of euros)
At January 1	9.8	19.7
Contracts unwound or settled during the period	(11.1)	(16.1)
Initial fair value of new contracts (a)	9.8
Changes in fair value due to changes in valuation method (b)	1.6	(0.4)
Other changes (c)	39.0	22.8

TOTAL	49.0	26.0

(a)	Energy trading contracts with unrealized gains or losses at inception.

(b)	Including changes in valuation methods, changes in methods of calculating correlations, volatilities and volume forecasts, market changes and changes in the characteristics of historical data used for calculation of correlations, volatilities and historical forecast as well as changes in hypothesis and sources.

(c)	Changes in fair value due to market fluctuations (prices, volatility, etc.)

Market risk

Value at Risk

In accordance with internal risk management procedures, market risks are managed by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Trading activities expose the Group to market risk resulting from unfavorable changes in commodity and electricity prices. This price risk is generated by trading activities that manage positions associated with products offered to customers and with production units, as well as proprietary positions. Market risks on commodity and electricity positions are assessed, measured and managed based on daily calculations of Value at Risk and other market risk limits. The use of Value at Risk to quantify market risk provides a broad-based measure of risk covering all markets and products. Use of these methods requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

In millions of euros	June 30, 2005	2005 average (a)	2004 average (a)	2005 high (b)	2005 low (b)
Value at Risk	2.5	1.7	2.6	2.9	1.1

(a)	Average of daily VaR figures.

(b)	Based on month-end highs and lows observed in first-half 2005

Value at Risk (VaR) represents the maximum potential loss on a portfolio of assets over a given holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

22.3.3  Other commodity derivatives

The Group holds contracts providing for the physical delivery of the assets, which comply with the definition of derivative instruments contained in IAS 39. These contracts fall within the scope of IAS 39 because they cannot be qualified as contracts entered into by the Group for the receipt or delivery of a non-financial item in accordance with its expected purchase, sale or usage requirements, and they are not designated and effective hedging instruments. Consequently, they are measured at fair value through income.

This mainly concerns contracts that are (i) used to manage the Group’s overall exposure to certain market risks, (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins, or (iii) sale contracts qualified as written options under IAS 39 or contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the assets which are demonstrated as being “normal” purchases and sales but include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered, or (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

Commodity derivatives

	Notional amounts (net)* in thousands of MMBTU at June 30, 2005							Total
	2005	2006	2007	2008	2009	2010	> 5 years
Economic hedges not qualifying for hedge accounting under IAS 39	17.9	47.7	47.4	47.6	29.2			189.8
Arbitrage and optimization contracts	96.8	89.0	39.0	2.4				227.2
Other contracts qualified as derivatives	(20.6)	(47.7)	(53.9)	(40.9)	(28.6)	(9.1)	(23.6)	(224.4)
Embedded derivatives	(17.1)	(30.4)	(22.8)					(70.3)

TOTAL	77.0	58.6	9.7	9.1	0.6	(9.1)	(23.6)	122.3

*	long position/short position

Fair value and maturities

The following table shows the fair values of commodity derivatives at June 30, 2005 by maturity :

Commodity derivatives

	Fair value at June 30, 2005 in millions of euros							Total Fair Value
	2005	2006	2007	2008	2009	2010	> 5 ans
Economic hedges not qualifying for hedge accounting under IAS 39	20.4	(3.2)	(15.8)	(14.6)	(7.2)	—	—	(20.4)
Arbitrage and optimization contracts	(53.1)	(144.7)	(28.1)	(0.3)	—	—	—	(226.2)
Other contracts qualified as derivatives	(70.7)	(40.3)	(22.8)	(5.6)	—	—	—	(139.4)
Embedded derivatives	(2.3)	(20.4)	(17.2)	5.0	4.0	4.0	6.0	(20.9)

Total	(105.7)	(208.6)	(83.9)	(15.5)	(3.2)	4.0	6.0	(406.9)

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

22.3.4  Counterparty risk

For the measurement of financial instruments, the Group takes into account the effect of credit risks on fair values.

Credit risk corresponds to the loss that the Group would incur in the case of failure by counterparties to fulfill their contractual obligations. The risk is limited by credit procedures and the Group’s risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining pledge collateral, and using standard netting agreements wherever possible.

At June 30, 2005, 82.3% of the Group’s exposure to credit risk concerned counterparties rated investment grade:

	2005
In millions of euros	Investment Grade (a)	Total
Counterparties	901.2	1,095.5

(a)	“Investment Grade” corresponds to transactions with counterparties rated at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly-available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

22.3.5  Method used to calculate the fair value of commodity derivatives

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on observable market data, which provide the most reliable indication of a change in the contract’s fair value. Market data used by the Group include:

(a) Prices quoted on an organized market. These prices are available daily, at the close of trading. Fair value calculations performed by the Black & Scholes method using prices quoted on an active market are considered as equivalent to market prices, if use of the Black & Scholes method represents a standard market practice.

(b) Prices obtained from other external sources. For over-the-counter contracts, the Group primarily uses price information provided by brokers. These prices reflect current economic and regulatory conditions on these markets and are subject to short-term fluctuations triggered by changing market conditions. The availability of prices quoted on organized markets varies according to the period and the commodity. In periods when quoted prices are not available or when the market is not sufficiently liquid, fair value is estimated based on the prices on organized markets, prices available on less liquid markets and other fundamental market analyses. The prices at which recent comparable transactions were executed by the Group are also taken into account in the measurement process.

(c) Models and other valuation methods. The fair value of non-standard instruments is estimated using models and other valuation techniques, reflecting the most appropriate available information. The techniques include option pricing methods, statistical analyses and simulations, the discounted cash flow method, taking into account estimation and timing error factors and specific contractual clauses. The assumptions used include the market price of the commodities, their estimated value determined by reference to observable data, the discount rate (risk-free interest rate), volatility factors affecting the underlying asset, the estimated correlation between commodity and energy prices, contractual volumes, degree of market liquidity and the risk premium that investors would expect to receive.

22.3.6  Contingent liabilities related to commodity derivatives

Certain Group operating companies have entered into long-term contracts and take-or-pay contracts. These consist of a firm commitment to purchase or sell specified quantities of gas, electricity and steam and related services, in exchange for a commitment from the other party to deliver or purchase said quantities. These contracts are demonstrated as falling outside the scope of IAS 39. The main future commitments under the contracts entered into by Suez Energie Europe, Suez Energie International and Elyo are presented below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, discounted over their remaining life at a rate corresponding to the yield to maturity of investment grade corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

In millions of euros	June 30, 2005	Less than one year	One to five years	More than five years	Dec. 31, 2004
Firm purchases of commodities and combustibles	38,715.7	3,271.7	17,956.2	17,487.8	28,722.6

Total commitments given	38,715.7	3,271.7	17,956.2	17,487.8	28,722.6

Firm sales of gas, electricity, steam and oil	33,608.3	7,219.9	17,584.4	8,804.0	28,034.2

Total commitments received	33,608.3	7,219.9	17,584.4	8,804.0	28,034.2

NOTE -23 - OTHER LIABILITIES

	June 30, 2005			January 1, 2005			December 31, 2004
In millions of euros	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Tax liabilities		1,200.9	1,200.9		922.3	922.3		922.3	922.3
Employee-related payables		829.4	829.4		929.9	929.9		929.9	929.9
Other payables	513.4	2,785.4	3,298.8	541.1	2,971.0	3,512.1	540.9	3,074.5	3,615.4
Accruals and deferred income	285.6	1,156.6	1,442.2	393.2	944.9	1,338.1	395.2	1,013.2	1,408.3

Total	799.0	5,972.3	6,771.3	934.3	5,768.1	6,702.4	936.1	5,939.9	6,876.0

Other payables mainly concern operating payables (excluding trade payables).

NOTE -24 - CASH FLOWS

24.1 Reconciliation with income tax expense in the income statement

	First-half 2005	Full-year 2004
	Tax cash flows (income tax expense)
Impact in the income statement	(420.4)	(929.4)
Non-cash items:
- provisions for income taxes	(5.8)	(4.8)
- deferred taxes	(71.8)	303.6
- other	4.4	(98.7)
Impact in the cash flow statement	(493.7)	(729.3)

24.2 Reconciliation with financial result in the income statement

	First-half 2005	Full-year 2004
	Financial cash flows (financial result)
Impact in the income statement	(132.7)	(1,052.9)
Changes in amortized cost	(3.0)	(107.5)
Exchange rate impacts and changes in fair value	(224.6)	71.5
Reversal of discounting of non current provisions	165.0	329.4
Other	(0.0)	(79.1)
Impact in the cash flow statement	(195.3)	(838.6)

NOTE -25 - STOCK OPTIONS AND EMPLOYEE SHARE ISSUES

25.1 Stock option policy

The Suez annual stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company, and in creating shareholder value.

The award of stock purchase or subscription options is also a mean of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with authorizations granted at General Meetings of Shareholders.

In 2004, stock options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of Suez’s policy in this area in a difficult economic environment. The decision taken in 2003 not to apply a discount when determining the option price continued to apply in 2004.

Furthermore, the Board of Directors decided that the exercise of options awarded will be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced conditional system for members of the Group’s Executive Committee.

•	Conditional system

2003 plan

For the stock subscription options granted to senior management executives and members of the Group Executive Committee, the exercise of options is subject to the following conditions: during the period from November 19, 2003 through November 19, 2007, the performance of the Suez share must equal or exceed that of the Eurostoxx Utilities Index over the same period, plus 1% per annum the Suez share price must be equal to or exceed €20.

2004 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the “enhanced conditional system”), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the Suez share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

•	Enhanced conditional system

2004 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options is subject to the “conditional system” above, and the other half is free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the Suez share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period November 17, 2004 through November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

25.2 Stock option plans in force

Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Outstanding options at Dec. 31, 2004	Options exercised	Options canceled	Outstanding options at June 30, 2005	Expiry date	Remaining contractual life
11/17/1997*	6/19/1997	11/17/2002	16.74	4,798,726	2,031,921	5,741	2,761,064	11/18/2005	0.4
11/28/2000*	5/5/2000	11/28/2004	34.89	6,569,302		8,350	6,560,952	11/28/2010	5.4
12/21/2000*	5/5/2000	12/21/2004	36.26	2,981,903		1,956	2,979,947	12/20/2010	5.5
11/28/2001	5/4/2001	11/28/2005	33.06	13,164,191		32,217	13,131,974	11/27/2011	6.4
11/20/2002	5/4/2001	11/20/2006	16.93	9,209,630		49,808	9,159,822	11/19/2012	7.4
11/19/2003	5/4/2001	11/19/2007	13.35	7,987,262		41,624	7,945,638	11/18/2011	6.4
11/17/2004	5/3/2004	11/17/2008	18.14	8,705,190			8,705,190	11/16/2012	7.4

Total				53,416,204	2,031,921	139,696	51,244,587

*	exercisable plans

Stock purchase options

Plan	Date of authorizing SM	Vesting date	Strike price	Outstanding options at Dec. 31, 2004	Options exercised	Options canceled	Outstanding options at June 30, 2005	Expiry date	Remaining contractuallife
11/16/1998*	06/11/1998	11/16/2003	28.57	4,932,436		5,741	4,926,695	11/16/2006	1.4
06/30/1999*	06/11/1998	06/30/2004	31.00	251,069			251,069	06/30/2007	2.0
11/15/1999*	06/11/1998	11/15/2004	28.95	5,152,395		5,481	5,146,914	11/15/2007	2.4
01/31/2000*	06/11/1998	01/31/2005	28.87	906,764			906,764	01/31/2008	2.6

Total				11,242,664		11,222	11,231,442

*	exercisable plans

Former Sita stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Outstanding options at Dec. 31, 2004	Options exercised	Options canceled	Outstanding options at June 30, 2005	Expiry date	Remaining contractuallife
06/9/1998*	06/4/1997	06/9/2000	24.15	587,067			587,067	05/25/2006	0.9
05/26/1999*	06/4/1997	05/26/2003	23.82	847,615			847,615	05/25/2006	0.9

Total				1,434,682			1,434,682

*	exercisable plans

	Number of options	Average strike price
Balance at December 31, 2003	56,643,865	26.96
Granted	—	—
Exercised	(106,364)	10.51
Canceled	(13)	25.00
Balance at May 3, 2004	56,524,501	26.99

Pursuant to section D.174-12 of the French Commercial Code, the payment, on May 3, 2004, of the dividend for the fiscal year 2003 by means of a deduction from the “Special long-term capital gains reserve” gave rise to an adjustment of both the strike price and the number of options existing on the date on which the dividend was paid. The following tables take this adjustment into account.

	Number of options	Average strike price
Balance at May 4, 2004	58,882,899	25.49
Granted	8,705,190	18.14
Exercised	(889,840)	13.31
Canceled	(604,699)	25.26

Balance at December 31, 2004	66,093,550	24.69
Granted	—	—
Exercised	(2,031,921)	16.74
Canceled	(150,918)	21.59
Balance at June 30, 2005	63,910,711	24.95

Only options granted under the November 17, 1997 plan have been exercised. The share quote on the option exercise dates was between €19.21 and €22.80.

25.3 Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	2004 plan	2003 plan	2002 plan
Volatility (1)	29.66%	28.04%	27.22%
Discount rate (2)	3.7%	4.3%	4.7%
Dividend (3)	€0.8	€0.7	€0.7
Fair value of option at grant date	€4.35	€3.11	€4.99

(1)	The volatility calculated corresponds to a moving average of volatilities over the life of the plan.

(2)	The discount rate corresponds to a risk-free rate over the life of the plan.

(3)	Last dividend paid.

Due to the difficulties in valuing the restrictions applicable under the “conditional system” and “enhanced conditional system” as described above, no discount has been applied in relation to these restrictions for calculating the value of the options.

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

In millions of euros	Grant date	Expense recognized First-half 2005	Expense recognized First-half 2004
Suez	11/20/2002	5.3	5.3
Suez	11/19/2003	2.9	2.9
Suez	11/17/2004	4.5	—

Total		12.7	8.2

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 which had not yet vested at January 1, 2005.

25.4 Employee share issues

Share appreciation rights have been granted to employees in relation to certain employee share issue programs. Under these leverage programs, on acquiring shares employees may benefit from a performance multiplier resulting in a cash payment after a period of 5 years. The accounting impact of these programs consists of recognizing a payable to the employee over the vesting period of the rights with a contra-entry recorded in the income statement. In first-half 2005 these share appreciation rights did not have a material impact on the income.

NOTE -26 - CLAIMS AND LITIGATION

Competition and industry concentration

Energy

The European Competition Commissioner has announced on several occasions that the Commission is preparing several sector inquiries for the second half of 2005, including one relating to the energy sector. These inquiries do not concern particular operators but rather the overall functioning of specific markets such as gas or electricity supply.

As the Group is a key player in these industries it is probable that the Directorate-General for Competition will examine a certain number of Suez’s contracts. It seems likely that long-term contracts entered into further to the privatization of electricity-producing companies in the Member States gaining accession to the European Union on May 1, 2004 will be analyzed in light of Article 81 of the EC Treaty, which deals with anti-competitive practices, and of Article 87 of the EC Treaty, which deals with State aid. The inquiry focusing on the energy sector has already begun and Electrabel and many subsidiaries in Europe have been questioned.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiaries of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal that confirmed the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order in the near future requiring that the two groups unwind their cross-shareholdings in the companies concerned.

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain number of litigation and arbitrations with third parties or with the tax authorities of certain countries. Provisions are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there will be a cash outflow at the year-end with no consideration expected from a third party, and that this outflow can be reliably measured. The provisions recorded in respect of these claims, disputes and tax risks at June 30, 2005 totaled €517 million.

In Manila, a debt and capital restructuring agreement for Maynilad (DCRA) was concluded in April 2005 between MWSS (the concession-granting authority), the shareholders, and the lending institutions. The key objectives of this agreement, whose implementation is expected to extend over several years, are to restructure the debt, ensure the long-term viability of the company, and reduce Suez Group’s exposure.

On August 16, 2004, VEA received a demand from the Brazilian Federal Justice Department for BRL 1.5 billion (approximately €530 million), or a payment guarantee for the same amount. This demand—which has recently been reduced to BRL 0.3 billion (about €110 million)—came further to the Brazilian tax authorities’ challenge to the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by the Suez Group in 1997). On August 26, 2004, the Brazilian courts suspended the decision of the tax authorities to challenge the above-mentioned refinancing program, thus leading to the suspension of the Justice Department’s demand. The proceedings relating to the substance of the case are still underway before the Brazilian courts. In addition, as Suez has never held any direct or indirect interest in Oxfort, the Group considers that it does not have any exposure concerning this matter and has not therefore recorded any related provisions.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Several legal disputes are currently in progress against the company, including those relating to: 1) the discharge of untreated wastewater and 2) the invoicing process. Provisions covering the best estimate of the Group’s risks in relation to this concession have been recorded at June 30, 2005, as well as a partial impairment of assets resulting from the expected future valuation of this contract.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. In 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

Assuming continued operations, as favored by Suez, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedures are aimed at obtaining an indemnity to compensate Suez and the other shareholders for their investments and the losses incurred since the Argentine peso’s devaluation.

The related proceedings are currently underway. An initial arbitration hearing took place on June 7, 2004 and claims were filed for each of the following concessions: Aguas Provinciales de Santa Fé (September 20, 2004), Aguas Cordobesas (October 5, 2004) and Aguas Argentinas (January 3, 2005).

Due to the situation explained above, the Group reassessed its risks in relation to the value of these subsidiaries’ assets (impact of €-136 million in 2004). As the Group had already covered the related risks at the end of 2003 for its Group share, the impact on 2004 consolidated net income was not material.

Negotiations between the water concession holders and the concession granting authorities started up again in early 2005 but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows.

On July 26, 2005, on the basis of contractual arrangement, the Board of Directors of Aguas Argentinas, formally requested from the Argentine government to take adequate steps in order to re-establish the economic and financial situation of the company within a 30 working days delay, allowing for open discussion to take place during this period. As of today, the Argentine government has not yet answered our requests and negotiations are still in progress.

The Group’s commitments, in the form of debt guarantees (for debts included in the consolidated balance sheet) given to lenders (including IFC, BID, and DEI BNP) and performance bonds issued to the Argentine government, totaled approximately USD 350 million at December 31, 2004. If the negotiations currently underway should fail, these guarantees could be called upon before completion of the arbitration proceedings. In such a case, Suez would take all necessary action to safeguard its legitimate interests. However, in view of the provisions and impairment losses recorded to cover this risk since 2001, this outcome would not have a material negative impact on consolidated net income.

Several claims have been made against Degremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of GBP 107 million against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Degremont Ltd’s individual contract amounts to GBP 2.6 million and concerns the design of part of the water treatment station and delivery of certain equipment. Provisions recorded at June 30, 2005 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On August 8, 2005, Judge Harold Baer of the U.S. District Court for the Southern District of New York issued his Opinion and Order in the matter of Suez Energy Marketing North America (SEMNA, formerly TEMI) v. AEP concerning the long-term Power Purchase and Sale Agreement (PPSA) concluded between the parties. SEMNA had claimed damages in excess of USD 17 million and AEP brought a counterclaim for damages in excess of USD 643 million. In his opinion, Judge Baer awarded damages in the amount of USD 122 million to AEP, to be increased by prejudgment interest. The full court delivered its judgment on August 12, upholding Judge Baer’s Opinion and Order. On August 26, 2005, SEMNA filed an appeal with Judge Baer concerning the damages awarded to AEP, asserting that the available evidence in this case justified a substantial reduction in the sum granted. On the same day, AEP filed an appeal with the same judge, requesting in particular the amendment of the judgment so as to grant AEP total damages amounting to USD 520 million. Pursuant to the rules of procedures in such cases, both SEMNA and AEP will have the opportunity to defend their respective positions. Given this situation, and in order to postpone the execution of the judgment, SEMNA put forward an appropriate amount of collateral in conformity with the rules of procedure. In addition, SEMNA plans to appeal the matter to a higher court by referring to a particular series of arguments, in accordance with the rules of procedure established by the U.S. Federal Court system. SEMNA’s payment commitments resulting from the PPSA are guaranteed by Suez-Tractebel S.A. in the amount of USD 50 million. In view of the preceding, and without entailing any binding recognition with respect to the Group’s accountability for this sum, Suez-Tractebel S.A. has decided to record a provision related to this procedure in its financial statements for the six-month period ended June 30, 2005.

The Special Inspection department of the Belgian tax authorities is claiming €188 million from Tractebel, concerning investments in Kazakhstan. Suez-Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

On July 16, 2002, Statoil ASA and the consortium consisting of Tractebel Gas Engineering Belgium S.A. (TGE), Fabricom-GTI S.A., and Entrepose Contracting S.A. concluded an engineering procurement and construction (EPC) contract for the installation of a liquefied natural gas storage tank and importation facility at Hammersfest (Norway). During the construction phase, Statoil called for a number of modifications affecting the conception and conditions for the installation of this facility. As Statoil had contested the request submitted by the consortium for the payment of additional costs and for an extension of the completion date, on December 17, 2004, TGE (acting on behalf of the consortium) brought legal action in the court of Stavanger (Norway). This procedure provides the parties with the opportunity to reach a friendly settlement through a mediation process arranged under the auspices of the court. In June 2005, TGE received Statoil’s official rejection of this mediation process. The trial on the merits of the case is expected to be heard during the first half of 2006.

The provisions recorded in the consolidated financial statements at June 30, 2005 represent our best estimate of the financial consequences for the Group, on the basis of information available.

Suez is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial condition, results of operations, business or assets of the Company or the Group.

NOTE -27 - SUBSEQUENT EVENTS

27.1.1.  Cash and share bid for Electrabel

In its meeting of August 9, 2005, the Board of Directors of Suez approved the launch of a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%). Suez offered €322 in cash and four Suez shares vesting on January 1, 2005 for each Electrabel share. The bid was approved by Electrabel’s Board of Directors on August 24, 2005.

27.1.2.  Capital increase

On September 7, 2005, the Board of Directors of Suez approved a capital increase with the following terms and conditions:

•	Issue of shares with preferential subscription rights of €2,368 million

•	Number of shares issued: 114,973,952

•	Subscription price : €20.60

•	Shares vest on January 1, 2005

27.1.3.  Sale of receivables

On September 7, 2005, Suez sold without recourse amounts receivable from the French State for a firm and fixed price of €995.4 million. No additional commitments were undertaken by Suez within the scope of this transaction other than the commitments and guarantees normally applicable to such disposal of assets.

NOTE -28 - LIST OF THE MAIN CONSOLIDATED COMPANIES AT JUNE 30, 2005.

	Corporate headquarters	% interest		% control		Consolidation method
Company name		June 2005	Dec. 2004	June 2005	Dec. 2004	June 2005	Dec. 2004
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Regent, 8 - 1000 Bruxelles – Belgium	50.1	50.1	50.0	50.0	FC	FC

ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 – 1000 Bruxelles – Belgium	13.8	32.1	27.5	64.0	A	A

ALP ENERGIA ITALIA	Via Tiziano 32, 20145 Milan, Italy	50.1	25.0	100.0	50.0	FC	A

ELECTRABEL France	Le César, 20 Place Louis Pradel, 69001 Lyon, France	50.1	50.1	100.0	100.0	FC	FC

VOGHERA	Silvano Pietra 20/bis, 27058 Voghera, Italy	28.2	40.1	56.2	80.0	PC	FC

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 - 1000 Bruxelles – Belgium	48.0	48.0	95.8	95.8	FC	FC

ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 - 9820 Merelbeke - Belgium	50.1	50.1	100.0	100.0	FC	FC

DUNAMENTI	Eronu Rt. C/o Electrabel Magyarorszàg Csenterics u. 8 2440 SZAZHALOMBATTA, Hungary	37.5	37.5	74.8	74.8	FC	FC

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	50.1	50.1	100.0	100.0	FC	FC

ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200, 10117 Berlin, Germany	50.1	50.0	100.0	100.0	FC	FC

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken - Germany	25.5	25.5	51.0	51.0	FC	FC

ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	50.1		100.0		FC	NC

POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu - Poland	50.1	50.1	100.0	100.0	FC	FC

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	49.8	49.8	99.5	99.5	FC	FC

ACEA ELECTRABEL SPA	P. le Ostiense, 2, Roma, Italy	20.3	20.3	40.6	40.6	PC	PC

ACEA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496, Altino, Italy	35.2	35.2	70.3	70.3	PC	PC

ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137, Roma, Italy	25.0	25.0	50.0	50.0	PC	PC

ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137, Roma, Italy		20.3		40.6	NC	PC

ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2, Roma, Italy	20.3	20.3	40.6	40.6	PC	PC

CASTELNOU	General Castanõs 4 - 3e planta, 28004 Madrid, Spain	50.1	50.1	100.0	100.0	FC	FC

TIRRENO POWER SPA	Largo Lamberto Loria, 3 Roma, Italy	17.5	17.5	35.0	35.0	PC	PC

COMPAGNIE NATIONALE DU RHONE (CNR)	2, rue André Bonin 69 316 Lyon cedex 04 - France	25.0	25.0	48.1	48.1	A	A

ELECTRABEL FINANCE SA	Grande Rue 103 - Luxembourg	50.1	50.1	100.0	100.0	FC	FC

SYNATOM	Place du Champ de Mars 5 - 1050 Brussels	50.1	50.1	100.0	100.0	FC	FC

SHEM	Le César, 20 Place Louis Pradel, 69001 Lyon, France	40.1		80.0		FC	NC

ROSELECTRA	Via Piave 6, 57016 Rosignano Maritimo, Italy	35.0	50.3	70.3	99.5	PC	FC

DISTRIGAZ	Rue de l’Industrie, 10 – 1000 Brussels – Belgium	57.2	57.2	57.2	67.7	FC	FC

DISTRIGAZ & Co	Rue de l’Industrie, 10 – 1000 Brussels – Belgium	57.2	57.2	100.0	100.0	FC	FC

FLUXYS	Avenue des Arts, 31 - 1040 Brussels – Belgium	57.2	57.2	57.2	67.7	FC	FC

FLUXYS LNG	Rue Guimard 4, 1040 Brussels, Belgium	60.2	59.4	100.0	98.6	FC	FC

	Corporate headquarters	% interest		% control		Consolidation method
Company name		June 2005	Dec. 2004	June 2005	Dec. 2004	June 2005	Dec. 2004
SUEZ ENERGY INTERNATIONAL (SEI)

TRACTEBEL ENERGIA (ex GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78.3	78.3	78.3	78.3	FC	FC

COMPANHIA ENERGETICA MERIDIONAL	Rua Antonio Dib Mussi, n°366 - Centro Florianopolis - Santa Catarina - Brazil	78.3	78.3	78.3	78.3	FC	FC

ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27, Peru	78.9	78.9	78.9	78.9	FC	FC

TRACTEBEL THAILAND / GLOW	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	69.1	100.0	69.1	100.0	FC	FC

TBL TRINIDAD LNG	1st Floor, Chamber of Commerce Building Columbus Circle, Westmoorings Trinidad	100.0	100.0	100.0	100.0	FC	FC

TBL ENERGY SERVICES, INC. (TESI )	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100.0	100.0	100.0	100.0	FC	FC

TBL ENERGY MARKETING, INC. (TEMI)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100.0	100.0	100.0	100.0	FC	FC

TBL POWER INC.	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100.0	100.0	100.0	100.0	FC	FC

ELECTROANDINA	Isidora Goyenechea 3365, piso 7, Las Condes - Santiago - Chile	33.3	33.3	65.2	65.2	PC	PC

TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499	100.0	100.0	100.0	100.0	FC	FC

TRIGEN	1177 West Loop South, 77027 Houston - USA	100.0	100.0	100.0	100.0	FC	FC

HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul – South Korea	75.0	75.0	75.0	75.0	FC	FC

COLBUN	Av. Apoquindo 4775, Piso 11, 12 & 13, Las Condes - Santiago - Chile	29.2	29.2	47.5	47.5	PC	PC

BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara - Turkey	95.0	95.0	95.0	95.0	FC	FC

TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9, C.P. 66000 Garcia Nuevo Leon - Mexico	100.0	100.0	100.0	100.0	FC	FC

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2005	Dec. 2004	June 2005	Dec. 2004	June 2005	Dec. 2004
SUEZ ENERGIE SERVICES (SES)
ELYO	235, av. Georges Clémenceau 92000 Nanterre – France	100.0	100.0	100.0	100.0	FC	FC

AXIMA AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100.0	100.0	100.0	100.0	FC	FC

CPCU	185, Rue de Bercy, 75012 Paris - France	64.4	64.4	64.4	64.4	FC	FC

FABRICOM SA	254 Rue de Gatti de Gamond - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex - France	100.0	100.0	100.0	100.0	FC	FC

FABRICOM GTI SA	Rue de Gatti de Gamond 254 - 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC

GROUPE GTI	Kosterijland 50, 3981 AJ Bunnik, Netherlands	100.0	100.0	100.0	100.0	FC	FC

INEO	2 allée Jacques Brel 92247 Malakoff Cedex - France	100.0	100.0	100.0	100.0	FC	FC

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2005	Dec. 2004	June 2005	Dec. 2004	June 2005	Dec. 2004
ENVIRONMENT
SUEZ ENVIRONNEMENT	1, rue d’Astorg 75008 PARIS - France	100.0	100.0	100.0	100.0	FC	FC

LYONNAISE DES EAUX France	1, rue d’Astorg 75008 PARIS - France	100.0	100.0	100.0	100.0	FC	FC

DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison - France	100.0	100.0	100.0	100.0	FC	FC

AGBAR	Paseo de San Juan, 39, 08009 Barcelona - Spain	25.8	25.8	48.5	48.5	PC	PC

NORTHUMBRIAN WATER GROUP	Abbey Road - Pity Me - Durham - DH1 5FJ, UK		25.0		25.0	NC	A

SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES, UK	100.0	100.0	100.0	100.0	FC	FC

SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100.0	100.0	100.0	100.0	FC	FC

SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem, Netherlands	100.0	100.0	100.0	100.0	FC	FC

SITA France	123, rue des 3 Fontanot 92000 Nanterre - France	100.0	100.0	100.0	100.0	FC	FC

SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75.0	75.0	75.0	75.0	FC	FC

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago Chile	20.8	20.8	51.2	51.2	PC	PC

AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires – Argentina	46.3	46.3	39.9	39.9	FC	FC

LYDEC	20, boulevard Rachidi, Casablanca – Morocco	59.0	59.0	59.0	59.0	FC	FC

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - USA	100.0	100.0	100.0	100.0	FC	FC

		% interest		% control		Consolidation method
Company name	Corporate headquarters	June 2005	Dec. 2004	June 2005	Dec. 2004	June 2005	Dec. 2004
OTHER SERVICES
SUEZ SA	16 Rue de la Ville L’Evêque - 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC

SUEZ-TRACTEBEL	Place du Trône, 1 - 1000- Brussels, Belgium	100.0	100.0	100.0	100.0	FC	FC

GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	FC	FC

SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	FC	FC

GENFINA	1 Place du trône - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC

SI FINANCES	68, Rue du Faubourg Saint-Honoré –75008 Paris – France	100.0	100.0	100.0	100.0	FC	FC

FC: Full consolidation

PC: Proportionate consolidation

A: Associate

NC: Not consolidated

5.2.3 Management Report for the Six-Month Period Ended June 30, 20054

During the first half of 2005 the Group once again improved its performance, achieving net income (Group share) of €1.5 billion and organic growth in operating income before depreciation and amortization (at +6.4%) in excess of the increase in revenues (+6%).

Net borrowings continue to decrease and amounted to €11 billion at June 30, 2005.

1. REVENUES AND INCOME FROM OPERATIONS

(In millions of euros)	June 30, 2004	June 30, 2005	Gross growth rate (%)	Reminder 12/31/2004
Revenues	18,737	20,227	8.0%	37,820
Gross operating income	3,197	3,392	6.1%	5,974
Operating income	1,923	2,071	7.7%	3,729
Income from ordinary activities	2,037	2,621	28.7%	3,539

The Group experienced sustained growth in operations during the first half of the year, increasing its revenues by 8.0%.

Total growth in revenues (+€1,490 million) breaks down as follows:

•	organic growth (+€1,140 million),

•	gas price increases (+€320 million),

•	changes in consolidation scope (+€61 million),

•	foreign exchange impacts (-€31 million) mainly reflecting movements in the US dollar (-€89 million) and in the Brazilian real (+€39 million).

The organic growth of +6.0% is mainly attributable to:

•	Suez Energie International (+€381 million) which reaps the benefits of a policy geared to dynamic development of its sales operations. The volume of electricity sold has increased particularly in the United States (SERNA5) and in Brazil (Tractebel Energia). The North American LNG (liquefied natural gas) operation has equally developed well thanks to increases in sales at Cove Point (Maryland);

•	the growth in operations of Suez Energie Services thanks to increased sales by Fabricom (+€223 million) and Elyo/Axima Services (+€127 million);

•	the growth in European wholesaling of electricity and gas (+€143 million) reflecting both optimization of the contract portfolio and production facilities, and increased sales prices for electricity.

•	environmental operations (+€199 million) recording organic growth of 4% underpinned by European growth in water (+€68 million or +4.5%), thanks mainly to Agbar and French water (+€25 million or +3.2%), and by the recovery of European waste operations during the second quarter.

Gross operating income increases in total by +6.1%. Growth amounts to +6.4% excluding changes in consolidation scope and foreign exchange impacts. The main change in consolidation scope has been the

[4]	All reported data is drawn from the financial statements prepared in accordance with IFRS.

[5]	Suez Energy Resources North America (ex T.E.S.I.).

integration of SHEM as a fully consolidated subsidiary; as regards foreign exchange, the favorable impact of the rise in value of the Brazilian real has been offset by the fall in value of the US dollar. The improvement in performance is mainly attributable to the Group’s pursuit of its efforts to reduce costs and improve profitability.

The growth in operating income (+7.7%) is all the more significant given that the first half of 2004 was marked by favorable non-recurring elements such as the reversal of Lydec’s pension provisions (+€184 million) following the decision to outsource servicing of the pension obligation.

In addition to the factors mentioned in the previous paragraph, the increase in operating income reflects:

•	the positive impact of changes in French pension arrangements for the Electricity and Gas Industries (EGI)sector,

•	better than expected completion of certain loss-making contracts,

•	the reduction in Belgian provisions for the reprocessing and storage of nuclear fuels following changes in calculation bases in January 2005 by the Monitoring Committee.

Income from ordinary activities increased by 28.7% as a result of gains on disposals amounting (on a total equity basis) to €1,017 million for the first half of 20051, offset in part by a negative impact of €227 million resulting from changes in the fair value of commodity derivatives, which were recorded in accordance with IAS 32/39, as well as by an additional €174 million of impairment losses.

[6]	Note that, in the IFRS financial statements, the gain on disposal of M6 in June 2004 is recognized within net income (loss) from discontinued operations.

2. EVOLUTION OF THE GROUP’S BUSINESSES

2.1. Electricity and Gas

2.1.1. Key figures

(In millions of euros)	June 30, 2004			June 30, 2005			Gross growth rate (%)
	SEE	SEI	Total	SEE	SEI	Total
Revenues	6,491	2,406	8,897	7,045	2,778	9,822	10.4%

Gross operating income (a)	1,487	634	2,121	1,597	683	2,280	7.5%

Depreciation and amortization (b)	-369	-190	-559	-290	-195	-485	-13.2%
Share in income of associates (c)	219	11	230	245	14	259	12.9%
Net financial income not related to net borrowings (d)	16	20	36	27	22	49	35.6%

Operating income = a + b - c - d	883	413	1,296	1,034	451	1,484	14.6%

Changes in fair value - Commodities	0	0	0	-256	26	-230	n/a
Impairment	33	0	34	0	-20	-20	n/a
Restructuring costs	3	0	3	7	0	7	n/a
Gains and losses on asset disposals	3	-7	-5	643	18	661	n/a

Income from ordinary activities	922	406	1,328	1,427	475	1,902	43.2%

2.1.2.  Suez Energie Europe increased its revenues by 8.5%. On a comparable basis, excluding in particular the increase in the price of gas (€252 million), organic growth in revenues amounted to €212 million or 3.1%. Growth of electricity revenues was particularly strong following sales price increases linked to fuel cost increases.

Electricity

Electricity revenues increased by €292 million following organic growth of 7.8%. Volume of electricity sold reached 72.6 TWh of which 33.3 TWh in Belgium (a drop of 2.5 TWh), 22.9 TWh for other retail markets (an increase of 1.4 TWh) and 16.4 TWh for European wholesaling (an increase of 5.0 TWh).

•	Revenues fell slightly in Belgium (-1.7%). The impact of free market competition for electricity in Flanders (and to a lesser extent, of less restricted competition in Brussels and in Wallonia since July 1, 2004) has been almost entirely offset by sales price increases reflecting in particular the rise in fuel costs.

•	In the Netherlands, electricity revenues increased in volume by +4.9% within an environment of rising prices.

•	In the rest of Europe, top-line organic growth in Germany, Italy and France reached 23%, 18% and 15%, respectively, as a result of the combined effects of the signature of new industrial contracts (with Berlin, Ford, City Works, etc.), of the entry into service of the Torrevaldaglia (Italy) production unit in March 2005 and of sales price increases. These figures do not include CNR’s revenues as this company is accounted for by Suez using the equity method.

•	Wholesale revenues achieved as part of Electrabel’s policy of optimizing its European production facilities and contract portfolio reached €639 million for the first half of 2005 compared to €434 million for the first half of 2004 (in volume terms, 16,406 GWh for first-half 2005 compared to 11,364 GWh one year earlier).

Gas

•	Third party sales of Distrigaz have increased by 11.1% (+€87 million) thanks to dynamic growth in France with 80 industrial sites supplied compared to seven during the first-half 2004. Third party gas sales remained stable in Belgium and Luxemburg.

•	Electrabel’s third party gas sales fell by 10% or €113 million due to the effects of the free market competition introduced in Flanders in 2003 and less restricted competition in Wallonia with effect from July 1, 2004, as well as to a drop of €62 million in wholesale performance.

Other operations

Other operations, mainly comprising service billings, fell by -€57 million.

Suez Energie Europe’s operating income increased in total by 17.1% during the first half of 2005. Organic growth amounted to +16.1% (+€142 million) due mainly to the following factors:

•	Electrabel’s gross sales margin in Benelux increased by €116 million as a result of price increases for gas and electricity, the diversified structure of the company’s production facilities and cost control. This improvement was partly countered by increased selling and marketing costs following Belgium’s market liberalization.

•	Gains made on Brent oil positions (+€46 million),

•	The significant drop (-€79 million) in depreciation and amortization following in particular the reduction in provisions for the reprocessing and storage of nuclear fuels resulting from the changes in calculation bases by the Monitoring Committee (impact of +€28 million).

The negative impact of the fair value of commodity financial instruments amounted to €256 million at June 30, 2005, principally reflecting increases during the half-year in market prices for gas, electricity and CO2 permits.

Gains on disposals amounted to €643 million including the €626 million gain arising on introduction to the market of 36.6% of Elia.

Despite the negative €256 impact relating to the fair value of commodity financial instruments, Suez Energie Europe’s income from ordinary activities reached €1,427 million, an increase of 54.8%.

2.1.3.  Suez Energie International’s revenues, adjusted for consolidation scope, foreign exchange movements and gas prices, increased by 15.9% (+€381 million) during the first half of 2005.

Organic growth was particularly strong in the United States with increased sales to free customers and increased sales of LNG.

The increased revenues are attributable to:

•	North America (+€254 million) as a result of:

•	The 15% growth in volume (+€51 million) of SUEZ LNG North America’s sales thanks in particular to the development of the Cove Point terminal and temporary opportunities for sales to Spain,

•	The success of SERNA (SUEZ Energy Resources North America) in direct energy sales to industrial and commercial customers (+€170 million);

•	Asia/Middle East (+€75 million) following entry into service of the Baymina (770 MW) plant in Turkey in February 2004 (+€30 million), increased gas sales in South Korea (+€20 million) and good operating performance from Glow in Thailand. Glow’s April 2005 IPO has had no impact on the Group’s 2005 revenues.

•	Latin America (+€68 million), thanks particularly to Brazil where revenues increased by €41 million mainly as a result of gradual replacement of initially contracted volumes by new bilateral contracts with both distributors and industrial customers. The environment for Chile, Peru and Argentina remained favorable both in terms of price and volume.

Suez Energie International’s operating income increased in total by 9.1% during the first half of 2005, including organic growth of 8.6% (+€36 million).

Excluding the non-recurring positive €40 million impact of renegotiating some contracts in the United States in 2004, all SEI’s geographical zones have contributed to this growth which is however particularly strong in Brazil as well as in North America and Thailand.

In particular, the following factors may be mentioned:

•	Improved flexibility of operations (make or buy) and further restructuring of contracts in North America (impact of +€30 million),

•	Improved market conditions for USA merchant plants,

•	Improved performance of Mexican gas distribution and electricity production (+€12 million),

•	Positive outcome of the replacement of the remaining initial Brazilian contracts by bilateral contracts on improved terms (+€45 million),

•	Positive outcome of the renegotiation of Glow IPP (ex Bowin) maintenance contracts in Thailand enabling deferral of maintenance costs (+€10 million).

This increase is partly offset by fluctuations in PIS/COFINS taxes in Brazil (-€21 million) and by a deterioration in Colbun’s fuel mix in Chile (following gas restrictions imposed by Argentina) partly compensated by improved sales (net impact of -€7 million).

The positive impact of changes in the fair value of commodity financial instruments amounts to €26 million at June 30, 2005 and mainly relates to hedging of gas purchases and sales by LNG North America.

Impairment of assets (€20 million) mainly relates to the capitalized development costs of a North American project.

Gains on disposals amount to €18 million following the introduction to the market of 30% of Glow in Thailand.

Suez Energie International’s income from ordinary activities thus amounts to €475 million, a total increase of 17.0%.

2.2. Key figures for Suez Energie Services

(In millions of euros)	June 30, 2004	June 30, 2005	Gross growth rate (%)
Revenues	4,751	5,134	8.1%

Gross operating income (a)	288	306	6.2%

Depreciation and amortization (b)	-118	-54	-54.4%
Share in income of associates (c)	1	26	n/a
Net financial income not related to net borrowings (d)	9	12	37.8%

Operating income = a + b - c - d	159	213	33.5%

Changes in fair value - Commodities	0	-1	n/a
Impairment	1	-51	n/a
Restructuring costs	-7	-52	n/a
Gains and losses on asset disposals	12	6	n/a

Income from ordinary activities	165	116	-30.0%

Suez Energie Services has recorded organic growth of +€348 million (+7.3%):

•	Fabricom (+€223 million) has achieved commercial successes in particular via Inéo (+9.9%), thanks to the contribution of the ORRMA contract with the French Ministry of Defense, and in climatic engineering (+8.7%);

•	The businesses of Elyo/Axima Services grew by 7% (+€127 million) mainly as a result of sales efforts in Benelux (+€16 million), France (+€26 million) and Italy (+€34 million). Non-recurring revenues of €14 million were also recorded in France because of favorable climatic conditions.

•	Engineering operations remained broadly stable over the half-year (-0.7%).

Operating income of Suez Energie Services increased during the first half of 2005 by 33.5%, to €213 million. Organic growth accounted for €57 million or +37.3% and was particularly strong within TES and Fabricom; the engineering business, on the other hand, was penalized by losses on gas contracts.

TES and Fabricom’s positive operating results are mainly attributable to:

•	The restructuring undertaken in 2004, particularly as regards Endel, Axima and Inéo,

•	The termination or renegotiation of loss-making contracts by Fabricom GTI, Inéo and Endel,

•	The improvement of Inéo’s order book,

•	The conclusion of new contracts (e.g. Inéo’s ORRMA contract) and strong development in service activities by TES both in France and more widely within Europe.

Operating income of Suez Energie Services was also improved by the positive €11 million impact of the Electricity and Gas Industries sector pension provision adjustment.

These favorable elements more than offset the unfavorable impact of the increase in fuel costs.

2005 has however seen continued restructuring within Fabricom and more particularly GTI NL, resulting at June 30, 2005 in recognition of an additional provision of €34 million and of goodwill impairment of €50 million.

As a result of these non-recurring costs within GTI NL and of provisions for losses on completion recorded by Tractebel Engineering, income from ordinary activities of Suez Energy Services dropped to €116 million for the first half of 2005 compared to €165 million for the first half of 2004.

2.3. Key figures for SUEZ Environnement

(In millions of euros)	June 30, 2004	June 30, 2005	Gross growth rate (%)
Revenues	5,089	5,271	3.6%

Gross operating income (a)	888	884	-0.4%

Depreciation and amortization (b)	-275	-384	39.6%
Share in income of associates (c)	23	15	-36.3%
Net financial income not related to net borrowings (d)	16	18	10.7%

Operating income = a+b-c-d	569	459	-19.4%

Changes in fair value - Commodities	0	0	n/a
Impairment	13	-79	n/a
Restructuring costs	-6	-19	n/a
Gains and losses on asset disposals	39	320	n/a

Income from ordinary activities	615	681	10.8%

Suez Environnement achieved revenues of €5.3 billion compared to €5.1 billion for the first half of 2004.

Organic growth reached +4% (+€199 million).

•	European water operations grew by 4.5% (+€68 million) to which the main contributors were Agbar in Spain and the strong growth in France in water treatment services (+€25 million or +3.2%) following the signature of new contracts or contract renewals.

•	European waste operations grew in the United Kingdom (+€14 million or 4.2%) and in France (+€15 million or 1.4%) following in particular the entry into service in 2004 of new incinerators at Le Havre, Villers Saint Paul and on the Isle of Man. German waste operations (-€15 million) began benefiting during the second quarter from the entry into service of three new treatment stations but are nevertheless suffering the consequences of renegotiation over the past 18 months of DSD contracts for waste collection and selective sorting.

•	Degrémont achieved organic growth of €50 million or +13.5%, mainly during the second quarter of 2005 and as a result of progress on new contracts in Mexico and Jordan.

•	International operations registered organic growth of €78 million (+9.1%) following renegotiation of pricing in Chile[7] (+12.9%), pricing and waste disposal volume increases in Australia (+6.8%) and new contracts for water in China (+25.1%).

[7]	Aguas Andinas is subject to proportionate consolidation (60%) since October 1, 2004.

Suez Environnement’s operating income benefited in 2004 from a non-recurring favorable impact of €184 million in the form of reversal of Lydec’s pension provisions following the decision to outsource servicing of the pension obligation. Adjusted for this item, Suez Environnement’s operating income for the first half of 2005 increased in total by 19% (+€72 million) reflecting a major improvement in profitability.

Excluding both the Lydec adjustment and movements in foreign exchange and consolidation scope, the growth in Suez Environnement’s operating income reached 28% (+€98 million).

This growth is chiefly attributable to the following factors:

•	a €34 million improvement in gross operating income mainly due to European water operations (+€24 million or +8.9%) and in particular, France and Agbar,

•	better than expected completion of the Puerto Rico contract enabling a €26 million reversal of provisions,

•	the absence of depreciation (impact of +€15 million) of Argentinian assets fully depreciated at the end of 2004,

•	the extra costs of €27 million booked in 2004 following operating problems of Degrémont in the United Kingdom.

The €79 million charge for impairment of assets reflects a deterioration in local economic or contractual conditions and concerns water in Argentina and Brazil, and waste treatment assets.

Gains on disposals amount to €320 million including €263 million arising on disposal of the 25% holding in Northumbrian Water Group.

Suez Environnement’s income from ordinary activities therefore grew by 10.8%, to €681 million, as a result of the sale of Northumbrian and of operating recurring improvements and despite the 2004 Lydec pension adjustment and the impairment of assets in 2005.

2.4. Key figures for Other

(In millions of euros)	June 30, 2004	June 30, 2005	Gross growth rate (%)
Gross operating income	-101	-79	22.1%
Operating income (loss)	-102	-84	17.0%
Income (loss) from ordinary activities	-71	-78	-10.3%

This segment’s operating loss improved slightly, by €18 million to €84 million, in response to cost reduction efforts undertaken by the parent companies in Brussels and Paris.

The loss from ordinary activities attributable to the segment remains close to the level of operating income, at €78 million for the first half of 2005 compared to €71 million for the first half of 2004, since the gain on disposal of the UPC investment has been offset by impairment losses and by the exercise of guarantees provided in respect of prior disposals.

3. OTHER INCOME STATEMENT ITEMS

(In millions of euros)	June 30, 2004	June 30, 2005	Gross growth (%)	Reminder 12/31/2004
Income from ordinary activities	2,037	2,621	28.7%	3,539
Net financial expense	-582	-133	-77.2%	-1,053
Income tax expense	-522	-420	-19.5%	-929
Share in income of associates	256	303	18.4%	281
Net income / (loss) from discontinued operations	691	0	-100.0%	716

Net income before minority interests	1,879	2,371	26.2%	2,554

Minority interests	512	828	61.7%	832

Net income	1,367	1,543	12.8%	1,722

Net financial expense for the sixth-month period ended June 30, 2005 was €133 million, down from €582 million at June 30, 2004.

This €449 million improvement was driven by several factors:

•	The early redemption of the Fortis convertible bonds, yielding €167 million.

•	The impact of mark-to-market accounting (IAS 32/39) on financial instruments relating to net debt, which generated €26 million.

•	€91 million in foreign exchange gains, mainly related to debt denominated in U.S. dollars (SEI and SE).

•	The lower residual cost of net debt, €109 million, due in particular to the 17% decrease in average gross debt between the first-half of 2004 and the first-half of 2005.

•	A €56 million increase in other financial income, due to higher dividends from non-consolidated companies (+€17 million), the impact of restructuring Santa Fé’s debt (+€19 million) and a charge on early redemption of bonds in 2004 (+€10 million).

Income tax expense is €102 million lower than for the sixth-month period ended June 30, 2004, despite higher Group income. The effective tax rate has dropped 7.4 points, from 24.3% to 16.9%. The essential explanation for this change is that pre-tax income for the Suez Group includes non-taxed capital gains and losses, with higher figures in the first-half of 2005 than in 2004.

The Group’s share in income of associates was €47 million higher than in the sixth-month period ended June 30, 2004.

This increase was mainly due to the higher contribution to CNR’s net income (+€19 million) and the positive impact of the pension reform for the Electricity and Gas sector on several SES subsidiaries (+€25 million).

Net income from discontinued operations in 2004 reflects the Group’s withdrawal from the communications industry (disposal of Métropole TV and Noos).

The share of net income attributable to minority interests increased by €316 million, including €307 million due to the dividing up of capital gains generated by Electrabel on the Elia transaction.

4. FINANCING

4.1. Cash flows from operating activities

GCF before net financial expense & income tax (in millions of euros)	First-half 2004	First-half 2005	% change
Electricity & Gas	2,142	2,153	+0.5%
Suez Energy Europe	1,505	1,495	-0.7%
Suez Energy International	637	658	+3.3%
Suez Energy Services	256	255	-0.4%
Suez Environment	783	823	+5.1%
Others	(128)	(94)	+26.6%

Group Total	3,053	3,137	+2.8%

Gross cash flow before net financial expense and income tax (GCF) was €3,137 million in the first-half of 2005, up 2.8% over the figure for the first-half of 2004, which reflected the collection of extra dividends of €87 million from Telenet (SEE) and €40 million from Taweelah (SEI).

In addition to this growth in GCF, cash flow from operating activities reaped the benefits of lower working capital requirements (WCR), now down to €281 million. The €423 million improvement in operating WCR was partially offset by weaker performance in non-operating WCR.

The sharp decrease in operating WCR was made possible in large part by the Electricity in Europe business division (+€526 million) and, to a lesser extent, by the Environment business division (+€109 million). In the case of Electrabel, the improvement in operating WCR may be attributed to a large extent either to non-recurring items like the large backlog of outstanding invoices from ECS networks or to timing differences affecting payment of tax liabilities, particularly VAT.

All told, operating activities in first-half 2005 generated €2,924 million in cash flow.

4.2. Cash flow from investing activities

In the first-half of 2005, Group outlays totaled close to €1.9 billion, owing mainly to purchases of financial assets worth €479 million (e.g. acquisition of an initial stake in SHEM for €341 million, subscription to Elia’s capital increase for €43 million).

Maintenance expenditures totaled €782 million. They include the cost of “repowering” a number of SEE production units, i.e. €64 million.

The gains on disposals recorded in the first-half of 2005, totaling €1,618 million, chiefly reflect the partial sale on the stock market of the Group’s interest in Elia (€395 million), in Glow (€165 million), of 25% of Northumbrian Water (€382 million), of District Heating Cooling Systems (DHCS) by SENA (€210 million) and of UPC securities (€90 million).

Net investing activities thus showed a slight, €68 million deficit in the first-half, after collection of €80 million in dividends from non-consolidated companies.

4.3. Cash flow from financing activities

Dividend payments in the first-half of 2005 were roughly comparable to the figure for the first-half of 2004, at €1.4 billion (dividends paid by Suez and dividends paid to minority shareholders of subsidiaries). Net interest expense stood at €363 million.

Borrowings were higher than the level of actual repayments and added €601 million to Group cash flow.

Thus, in the first-half of 2005, a total of €1,122 million in cash was used in financing activities.

4.4. Net debt at June 30, 2005

Net debt at June 30, 2005 decreased further to €11 billion, down from €11.7 billion at January 1, 2005.

Net debt (including the impact of financial instruments) was denominated in the following key currencies: 41% in euros, 40% in U.S. dollars and 4% in sterling, versus respectively 50%, 33% and 6% at December 31, 2004.

37% of gross debt, including the impact of financial instruments, is at fixed rates.

At June 30, 2005, 69% of net debt was at fixed rates, due to significantly high liquidity at the end of the period (€9.3 billion) and the Group’s policy of favoring fixed-rate debt when interest rates are at a historically low level. The average maturity of net debt is 5.5 years.

At June 30, 2005, the Group had undrawn authorized credit facilities and treasury note back-up lines totaling €7.5 billion (versus €6.3 billion at December 31, 2004).

It should be stressed that in the first-half of 2005, the Group refinanced in advance its syndicated credit line of €4.5 billion with a new syndicated credit line (likewise guaranteed by GIE Suez Alliance) for the same amount, but with an extended, seven-year maturity and under significantly improved terms and conditions. Suez SA has also restructured several existing bilateral credit lines to reduce borrowing costs and negotiated new, five-year bilateral credit lines, thereby bringing Suez Corporate credit lines to a total of €6,095 million. None of these lines are subject to covenants or trigger credit rating thresholds.

5. OTHER BALANCE SHEET ITEMS

Net tangible assets totaled €23.3 billion, versus €22.0 billion at December 31, 2004. This €1.3 billion increase reflects new investments (€1.4 billion), while fluctuations in exchange rates offset amortization expense for the period.

Goodwill increased by €699 million, owing mainly to the acquisition of SHEM (SEE).

Total shareholders’ equity came to €15.1 billion, up €2.1 billion over the figure at December 31, 2004 (€13.0 billion). Achieved despite a €1.4 billion dividend payout in the first-half, this increase was driven by significant net income in the first-half of 2005 (€2.4 billion), translation differentials (€0.7 billion, mainly relating to the US dollar and Brazilian real) and first-time adoption of IAS 32/39 (€0.2 billion).

Reserves for contingencies and losses rose slightly (by €0.3 billion) to €11.2 billion, from €10.9 billion at December 31, 2004. This change may be attributed to undiscounting adjustments in provisions for contingencies (+€0.2 billion) and for exchange rate losses (+€0.1 billion). A €0.5 billion addition to provisions was recorded for restructuring, asset disposals and contract terminations, while reversals coming to the same total were gradually recorded as these programs were carried out.

The adoption of IAS 32/39 has led to the addition of the line item Derivative financial instruments (including commodity derivatives) on both the assets and the liabilities side of the balance sheet. On the assets side, derivative financial instruments stood at €5.4 billion, an amount that breaks down into €3.5 billion in current assets and €1.9 billion in non-current assets. On the liabilities side, the total of €5.5 billion includes €3.9 billion in current liabilities and €1.6 billion in non-current liabilities.

6. SUEZ S.A. PARENT COMPANY FINANCIAL STATEMENTS

In the individual financial statements of Suez S.A. (still drawn up under French GAAP, in accordance with French legal arrangements), the first-half of 2005 was highlighted by the following:

•	The bonds convertibles into Fortis shares were repaid in advance of term, generating a net expense of €109 million. This amount is net of the dividends received from Genfina following the sale of the related securities (€328 million).

•	The Company sold its remaining stake in UPC Broadband France, a transaction yielding a net gain of €33 million.

The key income statement figures for the first-half of 2005 are as follows (in millions of euros):

	June 30, 2005	June 30, 2004
Current income	892.3	684.5
Non-recurring items	-437.1	973.7
Tax and employee profit sharing	68.4	56.5

Net income	523.6	1,714.7

The improvement in current income may be attributed to investing activities, which generated €247 million in additional income. The exceptional loss recorded in the first-half of 2005 chiefly reflects the early repayment of bonds convertible into Fortis shares (- €437 million) and the net capital gain on disposal of the Group’s remaining stake in UPC Broadband France (€33 million). It should be recalled that the net exceptional income booked in the first-half of 2004 included a net capital gain of €837 million on the sale of the majority of the Company’s stake in M6.

7. OUTLOOK FOR 2005

Operating performances should be in line with the medium-term objectives set by the Group, namely average organic revenue growth of between 4% and 7%, with faster growth for gross operating income.

Net income should be above the 2004 figure.

At its meeting of August 8, 2005, the Board of Directors of Suez approved a 10% increase in the dividend per share in 2006 (dividends paid in respect of 2005).

Miscellaneous

Financing of Investments

The Group will use, as a priority, available operational cash flow to finance its investments. Moreover, the Group may implement already decided disposals equal to 2 billion euros. As a reminder, in 2004, the Group generated a gross cash flow of 4.5 billion euros, as compared to total investments of 2.9 billion euros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary